 As filed with the Securities and Exchange Commission on October 10, 2000

                                                Registration No. 333-45006
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                      SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                 JOSTENS, INC.
            (Exact name of Registrant as specified in its charter)

                               ----------------

              Minnesota                          3911                  41-0343440
   (State or other jurisdiction of   (Primary Standard Industrial    (I R S Employer
    incorporation or organization)    Classification Code Number) Identification Number)

                           5501 Norman Center Drive
                         Minneapolis, Minnesota 55437
                                (952) 830-3300
              (Address, including zip code, and telephone number,
 including area code, of Registrant's and co-registrants' principal executive offices)

                               ----------------

                               William J. George
            Vice President, General Counsel and Corporate Secretary
                                 Jostens, Inc.
                           5501 Norman Center Drive
                         Minneapolis, Minnesota 55437
                                (952) 830-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With a copy to:
                           E. Michael Greaney, Esq.
                          Gibson, Dunn & Crutcher LLP
                                200 Park Avenue
                           New York, New York 10166

                               ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
                        CALCULATION OF REGISTRATION FEE

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                                                                 Proposed
                                                   Proposed      Maximum
                                      Amount       Maximum      Aggregate    Amount of
        Title of Class of             to be     Offering Price   Offering   Registration
   Securities to be Registered     Registered     per Note(1)    Price(1)       Fee
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12 3/4% senior subordinated notes
 due 2010........................  $225,000,000     91.3%      $205,454,456  $54,240(2)
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(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.

(2) Previously paid.


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PROSPECTUS

                            [LOGO OF JOSTENS, INC.]

                              Exchange Offer for
        All Outstanding 12 3/4% Senior Subordinated Notes due 2010 for
                New 12 3/4% Senior Subordinated Notes due 2010

                              -------------------

   This exchange offer will expire at 5:00 p.m., New York City Time, on November 13, 2000, unless extended.

                         Terms of the exchange offer:

  . We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

  . You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

  . The exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes.

  . The terms of the notes to be issued are substantially identical to the terms of the outstanding notes, except that transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes do not apply.

  . Each broker-dealer that receives notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the notes. The letter of transmittal states that by acknowledging this and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. See "Plan of Distribution."

  .  We will not receive any proceeds from the exchange offer.

  . There is no existing market for the notes to be issued, and we do not intend to apply for their listing on any securities exchange.

   See the "Description of Notes" section beginning on page 84 for more information about the notes to be issued in this exchange offer.

   This investment involves risks. See the section entitled "Risk Factors" beginning on page 14 for a discussion of the risks that you should consider prior to tendering your outstanding notes for exchange.

   Neither the Securities and Exchange Commission nor any state securities and exchange commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                    Prospectus dated October 13, 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the notes offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information that is included in the registration statement. You will find additional information about our company and the notes in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement for a more complete understanding of the document or matter.

   We will file periodic reports, registration statements and other information with the SEC. You may read and copy the registration statement and any of the other documents we file with the SEC at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. In addition, reports and other filings are available to the public on the SEC's web site at http://www.sec.gov. You should rely only on the information provided in this prospectus or any supplement. Jostens has not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                     NOTICE TO NEW HAMPSHIRE RESIDENTS

   NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER CHAPTER 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   Other than statements of historical facts, all statements contained in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, litigation, projected costs and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or other similar words or the negative thereof. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct.

   Any change in the following factors may impact the achievement of results:

  .  our ability to satisfy our debt obligations;

  . our ability to achieve the intended benefits of our corporate restructuring announced in the fourth quarter of 1999;

  . our relationship with our independent and employee sales representatives;

  . litigation cases if decided against us, may adversely affect our financial results;

  . environmental regulations that could impose substantial costs upon us and may adversely affect our financial results;

  .  the fluctuating prices of raw materials, primarily gold;

  . the seasonality of our School Products segment sales and operating income;

  . our dependence on a key supplier for our synthetic and semiprecious stones; and

  .  fashion and demographic trends.

These and other important factors are discussed under "Risk Factors" and elsewhere in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by such cautionary statements.

                      MARKET SHARE, RANKING AND OTHER DATA

   The market share, ranking and other data contained in this prospectus are based either on management's own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable. When we use the term "high school" in this prospectus we are referring to all schools that include the 12th grade, including K-12. When we use the term "senior high school" we are generally referring to a subset of high schools that begin with the 8th, 9th or 10th grade.

                               PROSPECTUS SUMMARY

   In this prospectus, "Jostens," "we," "our," and "us" refer to Jostens, Inc. and its subsidiaries. Unless stated otherwise, all pro forma information relating to Jostens in this prospectus gives effect to the recapitalization as if it had occurred on January 3, 1999 and as further described in the "Unaudited Pro Forma Condensed Consolidated Financial Statements" section. Our fiscal year ends on the Saturday closest to December 31. Unless otherwise specified, references to 1997, 1998 and 1999 relate to the fiscal years ending on January 3, 1998, January 2, 1999 and January 1, 2000, respectively. The following summary contains basic information about Jostens and this prospectus. It likely does not contain all the information that is important to you. For a more complete understanding of this prospectus, you are encouraged to read this entire document.

                                 Jostens, Inc.

   Jostens is the nation's leading provider of school-related affinity products and services including yearbooks, class rings and graduation products. We also have the leading market share for school photography services in Canada. In addition, we are a leading provider of corporate employee service recognition programs and achievement awards and products for athletic champions. Our 103-year history of manufacturing and providing quality products and superior service has enabled us to develop long-standing and extensive relationships with schools throughout the country. We estimate that U.S. sales of high school and college yearbooks, class rings and graduation products are approximately $1.5 billion annually. We believe that in recent years we have had a domestic market share in each of senior high school yearbooks, class rings and graduation products of approximately 45%. In the aggregate, for these product lines we believe that we have nearly twice the market share of our largest competitor. In 1999, we generated net sales of $782.4 million.

   Our two major business segments are School Products and Recognition. The School Products segment serves the high school, college and elementary school markets and accounted for 86.3% of our net sales in 1999. High schools accounted for approximately 85% of the segment's net sales in 1999. The School Products segment is comprised of four principal lines of products and services:
Yearbooks, Class Rings, Graduation Products and Photography.

   The Recognition segment accounted for 12.4% of our net sales in 1999. This segment provides products and services that assist companies in recognizing and rewarding employee service and achievement of performance objectives. The Recognition segment also produces awards for professional sports team accomplishments and affinity products for special interest associations.

School Products Segment

   The market for school-related affinity products has historically been characterized by stable revenues and cash flows. We provide customized products, as well as dedicated technical support and customer service through our approximately 5,900 School Products employees and 13 manufacturing facilities. We have approximately 570 independent sales representatives who sell and distribute yearbooks, class rings and graduation products primarily to high schools in the United States. In addition, we have approximately 50 employee representatives who service colleges in the United States and focus primarily on selling and distributing class rings and graduation products. Our sales representatives establish and maintain extensive customer relationships with school officials and faculty and in the vast majority of cases we are designated by the schools as the sole supplier of particular school-related affinity products.

   Yearbooks. We are the leading manufacturer of yearbooks sold to schools in the United States, serving approximately 45% of senior high schools in 1999. Our independent sales representatives coordinate with technical support employees based in our five printing facilities to assist students and faculty advisors with the planning, editing and layout of yearbooks. We also manage the production, printing and distribution of student-created yearbooks. With a new class of students each year and periodic faculty advisor turnover, our representative is often a school's main point of continuity for the yearbook production process on a year-to-year basis.

   In 1997, we launched Jostens Direct Solutions ("JDS"), a program whereby selected high schools have authorized us to implement a direct payment program with parents of students. This program represents an improvement over the traditional method of payment and collections, where schools had to serve as an intermediary by collecting, holding and disbursing funds. JDS reduces administrative burdens for high schools by streamlining the yearbook order process and improves our collections and cash flow. We believe that JDS has also provided parents of students with a greater awareness of our broad yearbook product offerings, including customization options.

   We are investing in enhanced digital technology to meet student demand for increased color pages and to offer additional personalization and customization features. Yearbooks accounted for $262.8 million, or 38.9%, of the School Products segment net sales in 1999.

   Class Rings. Jostens is the leading provider of class rings, serving approximately 46% of U.S. senior high schools in 1999. We manufacture and sell class rings primarily to high school students through our network of independent sales representatives. The authorized in-school access of the sales representatives allows them to stimulate demand through school-endorsed marketing campaigns, parents' nights and delivery-related events such as ring dances. Our extensive investment in proprietary ring dies and tooling, as well as our manufacturing expertise, enables us to offer highly customized class rings. Class Rings contributed $203.5 million, or 30.1%, of our School Products segment net sales in 1999.

   Graduation Products. Jostens is the leading provider of graduation products, serving approximately 53% of U.S. senior high schools in 1999. We produce caps and gowns, diplomas and announcements, and sell these products as well as graduation-related accessories through the same sales representatives who sell our class rings. We have a proven track record of providing on-time delivery of our wide array of graduation products, a critical component of our customers' satisfaction. Graduation Products contributed $163.2 million, or 24.2%, of our School Products segment net sales in 1999.

   Photography. Our sales of school photography services are divided between Canada and the United States. We believe that in Canada we are the leading provider, serving approximately 40% of students in 1999. Through our network of sales representatives we provide class and individual school pictures for high school, middle and elementary school students. We are currently testing digital photography for both school services and special events. Photography contributed $46.0 million, or 6.8%, of our School Products segment net sales in 1999.

Recognition Segment

   Jostens is a leading provider of corporate recognition products and services with an estimated market share of seven percent of the U.S. market on a revenue basis in 1999. Our approximately 60 independent sales representatives, together with our employees, design and administer programs to assist customers in recognizing and rewarding employee service and performance. We also market rings to championship sports organizations of the NBA, NFL and Major League Baseball. The Recognition segment contributed $97.0 million, or 12.4%, of our net sales in 1999.

Competitive Strengths

   We attribute our leading position in the national school-related affinity products and services market and our significant opportunities for continued growth to the following competitive strengths:

   Market Leader in School Businesses. Jostens is the U.S. market leader in yearbooks, class rings and graduation products with net sales that are nearly twice that of our nearest competitor. We estimate that we have been the market leader in yearbooks, class rings and graduation products for over 25 years. We currently serve approximately 14,500 of the approximately 25,500 high schools in the United States, including approximately 11,600 of the approximately 16,700 senior high schools in the United States. We have an annual account retention rate of approximately 92%. We believe that our high retention rate is primarily due to our broad product offering, strong reputation for service, quality and on-time delivery, as well as our sales representatives' strong relationships with the schools they serve.

   Extensive Network of Experienced Sales Representatives. Jostens has the industry's largest network of sales representatives for yearbooks, class rings and graduation products. Our sales representatives have an average tenure of 13 years. Schools typically provide exclusive, authorized access to sell yearbooks, class rings and graduation products. The process of marketing our school products and serving our customers is highly interactive and our independent sales representatives and employees work closely with school administrators and advisors and students. In addition, the strong relationships that our highly experienced sales representatives have developed with schools, combined with Jostens' technical support, brand name and manufacturing capabilities have created the industry's leading distribution network.

   Highly Customized Products. Our yearbooks, class rings and graduation products are highly personalized and require specialized manufacturing capabilities. Our continuing investment in these capabilities has enabled us to consistently provide high quality products to our customers in a timely fashion. Each of our major products has unique production characteristics:

     Yearbooks. The production of a yearbook requires extensive interaction among the school yearbook advisor, the student committee, our sales representative, our customer service department and our printing plant employees. Utilizing specialized publishing software, our sales representatives guide students through page layout and book organization and set interim deadlines to ensure production is completed on time. Our customer service and technical support team provides additional continuity in the yearly process, as there is a new student yearbook committee each year and periodic turnover among faculty advisors. As a yearbook is one of a student's most important high school keepsakes, the production and on-time delivery of a high quality product is essential.

     Class Rings. The production of a class ring involves a high degree of skilled and experienced labor. Each school works with our artists and die makers to design and create unique class rings. We maintain an inventory of approximately 1.5 million unique, proprietary ring dies that would be expensive and time consuming to replicate. Rings are further customized by adding a student's name, activities or other personalization. Our skilled labor force operating in four manufacturing facilities produces approximately 1.1 million rings per year.

     Graduation Products. We provide highly customized and personalized announcements, caps and gowns and diplomas to over one million students annually. Our sales representatives work with a school's graduation committee each year to design an announcement, which can contain a number of custom features, including the school's official crest. We maintain an inventory of over 70,000 school crest dies, and have hand-rendered etchings of over 22,000 school buildings and mascots, for use on both announcements and diplomas. In addition to these products, which are typically customized to the school-level, we offer over 30 accessory products to students, many of which may be further customized with school colors or crests and personalized with a student's name or initials.

   Strong and Experienced Management Team. Jostens is led by an experienced team of senior officers and managers with a record of achieving growth, maintaining long-term relationships with our customers, improving the appeal of existing products and services and successfully bringing to market new products and services. Our five most senior executives collectively have over 40 years of experience at Jostens.

Business Strategy

   Our objective is to continue to be recognized as the nation's leading provider of school-related affinity products and services. To achieve this objective, we are focusing on the following strategies:

   Expand Jostens Direct Solutions Program. In 1997, Jostens launched JDS, a program whereby selected high schools have authorized us to contact parents directly. Typically, yearbooks are sold by student committees supervised by a faculty advisor. Through JDS we send yearbook request forms directly to students and their parents at their homes. This allows us to provide easy-to-use direct payment methods, eliminating the burdens of processing paperwork and handling funds for school officials. In addition, we believe parents find it more convenient to buy yearbook accessories and customization features when marketed directly to the home. JDS has improved our working capital due to a more efficient order and payment process. Currently, we offer JDS to approximately 25% of our yearbook customers, and we expect to continue to introduce JDS to additional schools.

   Enhance Core Products Offerings. We are investing in existing technologies that we believe will enable us to increase product customization and personalization and operate more efficiently. We are developing a series of initiatives in our School Products segment that will allow us to offer enhanced features in our existing product offerings on a cost effective basis. For example, we currently intend to utilize advances in digital technology both to increase color capacity in yearbooks and to offer more highly customized graduation announcements.

   Complement In-School Access with Internet Capabilities. We believe the Internet provides a strong complement to our traditional sales processes by allowing us to leverage our existing distribution network, strong brand name and long-standing customer relationships through an additional sales channel. The Internet also presents opportunities for us to improve our order taking and processing efficiency and to increase product awareness. Additionally, our management is creating a portfolio of investments in Internet-based companies which we believe complements our access into, and our existing relationships with, schools. Our Internet investments are comprised of: Project Achieve, an Internet-based information management system that integrates and tracks a variety of student and school information; and Planet Alumni, an on-line community for high school alumni and students.

   Continue Operational Improvements. Jostens has fostered a corporate culture that continually works to reduce costs. Since 1996, we have closed or consolidated six manufacturing facilities and have improved our manufacturing efficiencies at currently operating facilities. We believe there are significant additional cost savings that can be attained in the near term. For example, we have implemented several initiatives designed to simplify our class ring and graduation products ordering and fulfillment processes and our yearbook production process. We believe these initiatives will further increase our efficiencies and reduce our operating costs.

                              The Recapitalization

   On December 27, 1999, Jostens entered into a merger agreement with Saturn Acquisition Corporation, a newly formed corporation controlled by Investcorp S.A., a global investment group, and its co-investors. Under this agreement, Saturn Acquisition Corporation merged with and into Jostens. The merger was part of a recapitalization of Jostens. Upon completion of the merger, Investcorp and its co-investors, including DB Capital Investors, an affiliate of Deutsche Bank Securities Inc. and Jostens senior management acquired approximately 94% of Jostens' common stock. The remaining 6% of our post-merger common stock was retained by our pre-merger public shareholders. When we use the term "Investcorp and its co-investors" in this prospectus, we are referring to: (1) affiliates of Investcorp, as well as international investors with whom Investcorp maintains an administrative relationship and who may at or following completion of the merger have obtained indirect equity interests in Jostens by investing in offshore entities organized by Investcorp for that purpose; (2) DB Capital Investors; and (3) First Union Leveraged Capital.

   The merger and related financings required total cash of approximately $981.1 million.

   The proceeds from these financings funded:

  .  the payment of approximately $823.6 million to holders of common stock;

  . payment of $10.0 million in consideration for cancellation of all of our then-outstanding employee stock options;

  . the retirement of all of our then-outstanding debt, totaling $67.6 million; and

  .  payments of approximately $79.9 million of fees and expenses.

   We financed the recapitalization through:

  . a common equity investment of $208.7 million by Investcorp and its co-investors;

  .  a preferred equity investment of $60.0 million by DB Capital Investors;

  .  $495.0 million in term loans under a new senior bank credit facility;

  .  the sale of units of which the outstanding notes were a part; and

  .  cash on hand.

   In addition, certain members of Jostens senior management and our pre-existing public shareholders retained approximately $18.4 million of our common equity, based on the price paid by Investcorp and its co-investors.

   Investcorp

   Investcorp is a global investment group with offices in New York, London and Bahrain. It is principally engaged in three businesses: corporate investment, real estate investment and asset management. Since its formation in 1982, the firm has arranged more than 50 corporate investments in a variety of industries with an aggregate value exceeding $17 billion. In the United States, Investcorp and its clients currently own twelve corporate investments, including Independent Wireless One, Synthetic Industries, Stratus Computer, Werner Holdings, NationsRent and The William Carter Company. In Europe, Investcorp and its clients currently own five corporate investments, including Avecia (formerly Zeneca Specialties), Leica Geosystems, Polestar, Welcome Break and Helly Hansen.

                               The Exchange Offer

Notes to be
Exchanged............. The terms of the notes offered in the exchange offer are substantially identical to those of the outstanding notes, except that certain transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes do not apply to the new registered notes and interest on the new registered notes will accrue from the last date on which interest was paid on the outstanding notes or, if no such interest has been paid, from May 10, 2000.

Outstanding Notes..... On May 10, 2000, we issued $225,000,000 aggregate principal amount of 12 3/4% senior subordinated notes due 2010 in a transaction exempt from the registration requirements of the Securities Act.

The Exchange Offer.... We are offering to issue registered notes in exchange for a like principal amount and like denomination of our outstanding notes. We are offering to issue these registered notes to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the outstanding notes. You may tender your outstanding notes for exchange by following the procedures described under the caption "The Exchange Offer".


Tenders; Expiration
 Date; Withdrawal..... The exchange offer will expire at 5:00 p.m., New York
                       City time, on November 13, 2000, unless we extend it. If you decide to exchange your outstanding notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. You may withdraw any notes that you tender for exchange at any time prior November 13, 2000. If we decide for any reason not to accept any notes you have tendered for exchange, those notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See "The Exchange Offer--Terms of the Exchange Offer" for a more complete description of the tender provisions and "The Exchange Offer--Withdrawal Rights" for a description of the withdrawal provisions.

Conditions to the
 Exchange Offer....... The exchange offer is subject to customary conditions, some of which we may waive. See "The Exchange Offer-- Conditions to the Exchange Offer" for a summary of these conditions.

U.S. Federal Income
 Tax Consequences..... Your exchange of outstanding notes for notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes.

Use of Proceeds....... We will not receive any cash proceeds from the exchange offer.

Exchange Agent........ The Bank of New York

Consequences of
 Failure to
 Exchange.............
                       Outstanding notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We, however, will have no further obligation to register the outstanding notes. If you do not participate in the exchange offer, the liquidity of your notes could be adversely affected.

Resales of the
 Registered Notes.....
                       Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:
                       . acquire the notes issued in the exchange offer in the
                         ordinary course of your business;
                       . are not participating, do not intend to participate,
                         and have no arrangement or undertaking with anyone to participate, in the distribution of the notes issued to you in the exchange offer; and
                       . are not an "affiliate" of Jostens as defined in Rule
                         405 of the Securities Act.

                       If any of these conditions are not satisfied and you transfer any notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

                       Any broker-dealer that acquires notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities, must acknowledge that it will deliver a prospectus when it resells or transfers any notes issued in the exchange offer. See "Plan of Distribution" for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

                       Summary of Key Terms of the Notes

Issuer................ Jostens, Inc.

Separability.......... Each of the outstanding notes was issued as part of a unit consisting of $1,000 principal amount of notes and one warrant to purchase 1.889155 shares of our Class E common stock. The outstanding notes and the warrants will become separately transferable upon the consummation of the exchange offer and upon the occurrence of certain events described under the heading "Description of the Warrants."

Notes................. $225,000,000 principal amount of 12 3/4% Senior
                       Subordinated Notes due 2010.

Maturity.............. May 1, 2010.

Interest Rate......... 12 3/4% per year (calculated using a 360-day year).

Interest Payment       May 1 and November 1, beginning on November 1, 2000.
Dates.................

Ranking............... The notes are unsecured senior subordinated obligations of Jostens and rank junior to our existing and future senior debt, including obligations under our new credit facility.

Guarantees............ At the time the outstanding notes were issued, our sole domestic subsidiary guaranteed the notes. However, this subsidiary merged with and into Jostens, Inc. effective July 29, 2000. If we create or acquire new domestic subsidiaries, they may, under specified circumstances, guarantee the notes. Any such guarantees will be subordinated to existing and future senior debt of our subsidiaries that guarantee the notes.

Optional Redemption... Except as described below, we cannot redeem the notes until May 1, 2005. Thereafter we may redeem some or all of the notes at the redemption prices listed in the "Description of the Notes" section under the heading "Optional Redemption."

Optional Redemption
After Public Equity
Offerings.............
                       At any time (which may be more than once) before May 1, 2003, we may elect to redeem up to 35% of the outstanding notes with funds that we raise in one or more specified equity offerings, as long as:

                       . we pay 112.75% of the face amount of the notes plus accrued and unpaid interest;
                       . we redeem the notes within 90 days of completing the equity offering; and
                       . at least 65% of the aggregate principal amount of the notes issued remains outstanding after each redemption.

Change of Control
Redemption............
                       If a change of control, as defined in the indenture governing the notes, occurs, we may redeem all of the notes at any time on or prior to May 1, 2005, at the redemption price provided in the "Description of the Notes" section under the heading "Optional Redemption."

                       We might not be able to pay you the required price for notes you present to us at the time of a change of control because:
                       . we might not have enough funds at that time; or . the terms of our senior debt may prevent us from paying.

Change of Control      If a change of control, as defined in the indenture,
Offer................. occurs, we must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued and unpaid interest, unless all notes have been called for redemption.

Asset Sale Proceeds... Under the indenture, if we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay senior debt or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest.

Basic Covenants of     The indenture includes covenants limiting our (and most
Indenture............. or all of our subsidiaries') ability to:
                       . incur additional debt;
                       .  pay dividends or distributions on our capital stock
                          or repurchase our capital stock;
                       .  issue preferred stock of subsidiaries;
                       .  make certain investments;
                       .  create liens on our assets to secure debt or trade
                          payables;
                       .  enter into transactions with affiliates;
                       .  enter into certain agreements restricting our
                          subsidiaries' ability to pay dividends;
                       . merge or consolidate with another company; and . transfer and sell assets.
                       These covenants are subject to a number of important limitations and exceptions.

            Summary Consolidated Unaudited Pro Forma Financial Data

   The unaudited summary pro forma financial data set forth below have been derived from, and should be read in conjunction with, the "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the notes thereto appearing elsewhere in this prospectus. The summary pro forma statement of operations data and other financial data give effect to the recapitalization as if it had occurred on January 3, 1999 and exclude nonrecurring items directly attributable to the recapitalization. The summary unaudited pro forma financial data are not necessarily indicative of the consolidated operating results that would have occurred if the recapitalization had been consummated on the date indicated, nor are they necessarily indicative of our future consolidated operating results. The pro forma adjustments were applied to the historical consolidated financial statements to reflect and account for the merger as a recapitalization. Accordingly, the historical basis of our assets and liabilities have not been impacted by the merger.

                               Pro Forma
                           -----------------
                                       Six
                                      months
                                      ended
                           Year ended  July
                           January 1,   1,
                              2000     2000
                           ---------- ------
                              (dollars in
                               millions)
Statement of Operations
 Data:
  Net sales...............   $782.4   $476.4
  Cost of products sold...    349.7    201.8
                             ------   ------
  Gross profit............    432.7    274.6
  Selling and
   administrative
   expenses...............    332.3    181.3
  Special charge..........     20.2       --
                             ------   ------
  Operating income........     80.2     93.3
  Net interest expense....     87.6     42.5
                             ------   ------
  Income before income
   taxes..................     (7.4)    50.8
  Income taxes............     (1.4)    19.4
                             ------   ------
  Net loss................     (6.0)    31.4
  Dividends and accretion
   on redeemable preferred
   stock (1)..............      9.6      5.2
                             ------   ------
  Net loss attributable to
   common shareholders....   $(15.6)  $ 26.2
                             ======   ======
Other Financial Data:
  Cash flow from
   operations.............   $125.2   $ 13.1
  EBITDA (2)..............    105.5    106.5
  Adjusted EBITDA (3).....    145.5    108.8
  Depreciation and
   amortization...........     25.3     13.2
  Capital expenditures....     27.8      7.2
  Gross margin............     55.3%    57.6%
  EBITDA margin...........     13.5%    22.4%
  Adjusted EBITDA margin..     18.6%    22.8%
  Cash interest expense
   (4)....................   $ 81.5   $ 39.4
  Ratio of Adjusted EBITDA
   to cash interest
   expense................      1.8x     2.8x

                                                        (footnotes on next page)

(1) Dividends on the redeemable preferred stock issued in connection with the financing of the merger are calculated based on an annual rate of 14.0%, compounded quarterly, and include accretion of the $14.0 million preferred stock discount and amortization of the $3.0 million redeemable preferred stock offering costs.
(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measure of performance under generally accepted accounting principles ("GAAP") and it should not be considered in isolation or as a substitute for net income, cash flows from operating activities, or other income and cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. Moreover, EBITDA is not a standardized measure and may be calculated in a number of ways. Accordingly, the EBITDA information provided might not be comparable to other similarly titled measures provided by other companies. EBITDA is included herein because management understands that EBITDA is customarily used as a criterion in evaluating companies.
(3) Adjusted EBITDA represents EBITDA adjusted as follows:

                                                                    Six months
                                                         Year ended    ended
                                                         January 1,  July 1,
                                                            2000       2000
                                                         ---------- ----------
                                                             (in millions)
   EBITDA...............................................   $105.5     $106.5
   Adjustments to EBITDA:
   Special charges......................................     20.2         --
   Amortization of prepaid management fees..............      1.5        0.8
   Cost savings related to employee terminations........      7.1        1.5
   Elimination of certain unprofitable businesses.......      4.0         --
   Excess rebates related to the JDS program............      2.8         --
   Costs associated with closing the Mexico
    manufacturing facility..............................      2.7         --
   Excess labor costs associated with Recognition
    segment.............................................      1.7         --
                                                           ------     ------
   Adjusted EBITDA......................................   $145.5     $108.8
                                                           ======     ======

  Adjusted EBITDA is presented because it gives the holders of the notes the ability to better understand our compliance with certain of the covenants under the notes and the term loans. Those covenants are based on defined terms that incorporate adjustments based, in part, on the reconciling items listed above. As such, we believe that the Adjusted EBITDA measure provides relevant and useful information to investors. However, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flows data prepared in accordance with GAAP or as a measure of a company's profitability or liquidity.

  For more information on the adjustments to EBITDA, see "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(4) Represents interest expense plus capitalized interest less amortization of deferred financing costs and the discount on the senior subordinated notes.

                 Summary Consolidated Historical Financial Data

   The table below sets forth summary consolidated historical financial data and other data relating to Jostens. The summary consolidated historical financial data as of January 2, 1999 and January 1, 2000 and for each of the three fiscal years in the period ended January 1, 2000 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. The unaudited summary consolidated historical financial data as of and for the six months ended July 3, 1999 and July 1, 2000 were derived from, and should be read in conjunction with, our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus which, in our opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for the interim periods. The summary consolidated historical balance sheet data as of January 3, 1998 have been derived from our audited historical financial statements not included herein.


                                                                Six months
                                                                   ended
                                        Year ended              (unaudited)
                             -------------------------------- ----------------
                             January 3, January 2, January 1, July 3,  July 1,
                                1998       1999       2000     1999     2000
                             ---------- ---------- ---------- -------  -------
                                          (dollars in millions)
Statement of Operations
 Data:
  Net sales.................   $742.5     $770.9     $782.4   $ 469.5  $ 476.4
  Cost of products sold.....    351.3      351.8      349.7     209.2    201.8
                               ------     ------     ------   -------  -------
  Gross profit..............    391.2      419.1      432.7     260.3    274.6
  Selling and administrative
   expenses.................    291.5      316.9      330.8     178.6    180.8
  Special charge............       --         --       20.2        --       --
  Transaction costs.........       --         --         --        --     45.7
                               ------     ------     ------   -------  -------
  Operating income..........     99.7      102.2       81.7      81.7     48.1
  Net interest expense......      6.3        6.7        7.0       2.5     14.8
  Write-off of JLC notes
   receivable, net (1)......       --       12.0         --        --       --
                               ------     ------     ------   -------  -------
  Income before income
   taxes....................     93.4       83.5       74.7      79.2     33.3
  Income taxes (1)..........     36.2       41.7       31.5      32.1     26.3
                               ------     ------     ------   -------  -------
  Net income (2)............     57.2       41.8       43.2      47.1      7.0
  Dividends and accretion on
   redeemable preferred
   stock (3)................       --         --         --        --      1.2
                               ------     ------     ------   -------  -------
  Net income attributable to
   common shareholders......   $ 57.2     $ 41.8     $ 43.2   $  47.1  $   5.8
                               ======     ======     ======   =======  =======
Balance Sheet Data (at
 period end):
  Current assets............   $252.5     $240.5     $286.3   $ 246.6  $ 261.8
  Working capital (4).......     50.2       44.1        8.3      41.7      1.8
  Total assets..............    390.7      366.2      407.7     377.4    420.5
  Total debt (including
   short-term
   borrowings and current
   maturities)..............     53.6       97.5      121.2      97.3    700.3
  Net debt (5)..............     47.5       94.9       82.7      88.9    664.4
  Redeemable preferred
   stock....................       --         --         --        --     44.2
  Shareholders' equity
   (deficit)................    127.1       58.6       36.5      68.0   (556.4)
Other Financial Data:
  Cash flow from
   operations...............   $116.7     $101.6     $125.2   $  67.3  $  13.1
  EBITDA (6)................    121.8      113.4      107.0      94.5     61.3
  Depreciation and
   amortization.............     22.1       23.2       25.3      12.8     13.2
  Capital expenditures......     24.4       36.9       27.8      13.3      7.2
  Gross margin..............     52.7%      54.4%      55.3%     55.4%    57.6%
  EBITDA margin.............     16.4%      14.7%      13.7%     20.1%    12.9%
  Cash interest expense
   (7)......................   $  6.9     $  7.7     $  7.7   $   3.0  $  14.3

                                                        (footnotes on next page)

--------
(1) Net income for 1998 reflects a charge for the write-off of the Jostens Learning Corporation ("JLC") notes receivable of $12.0 million and related deferred tax assets of $3.7 million.
(2) Net income in 1998 and 1997 reflects pre-tax gains of $3.7 million ($2.2 million after tax) and $6.8 million ($4.0 million after tax), respectively, resulting from a reduction in LIFO gold inventories.
(3) Dividends on the redeemable preferred stock issued in connection with the financing of the merger are calculated based on an annual rate of 14.0%, compounded quarterly, and include accretion of the $14.0 million preferred stock discount and amortization of the $3.0 million redeemable preferred stock offering costs.
(4) Represents total current assets (excluding cash and cash equivalents) less total current liabilities (excluding short-term borrowings and current maturities of long-term debt).
(5) Net debt represents total debt less cash and cash equivalents.
(6) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measure of performance under GAAP and it should not be considered in isolation or as a substitute for net income, cash flows from operating activities, or other income and cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. Moreover, EBITDA is not a standardized measure and may be calculated in a number of ways. Accordingly, the EBITDA information provided might not be comparable to other similarly titled measures provided by other companies. EBITDA is included herein because management understands that EBITDA is customarily used as a criterion in evaluating companies.
(7) Represents interest expense plus capitalized interest less amortization of deferred financing and the discount on the senior subordinated notes.

                                  RISK FACTORS

   This prospectus includes "forward looking statements" within the meaning of the federal securities laws and, in particular, the statements about our plans, strategies, and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the following cautionary statements.

Risks Related to the Exchange Offer

  You may have difficulty selling the outstanding notes that you do not exchange.

   If you do not exchange your outstanding notes for the notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your notes. Those transfer restrictions are described in the indenture governing the notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

   In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. This exchange offer will be your only opportunity to obtain registered notes in exchange for your outstanding unregistered notes. The outstanding notes are not currently registered and we do not intend to register the outstanding notes under the Securities Act. If a large number of outstanding notes are exchanged for notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged notes.

   See "The Exchange Offer--Consequences of Failure to Exchange Outstanding Notes" for a discussion of the possible consequences of failing to exchange your notes.

Risks Related to the Securities, Our Other Indebtedness and the
Recapitalization

  Our substantial debt could adversely affect our financial health and prevent us from making payments on the notes.

   We have a significant amount of debt. On July 1, 2000, we had approximately $700.3 million of debt. See "The Recapitalization" and the "Unaudited Pro Forma Condensed Consolidated Financial Statements" sections for more information on the recapitalization and its pro forma effects on our financial condition and results of operations.

   Our substantial debt could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the notes;

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other general corporate requirements;

  . increase our vulnerability to interest rate fluctuations because the interest on the debt under the new credit facility will be at variable rates;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

  . place us at a competitive disadvantage compared to our competitors that have less debt.

   In addition, we may be able to incur substantial additional debt in the future. The terms of the indenture permit us to incur a substantial amount of additional debt and our new credit facility will permit additional borrowings. In particular, as of July 1, 2000, we had approximately $150.0 million of additional borrowing capacity under the revolving credit facility which is generally drawn during the second half of the year. If new debt is added to our current debt levels, these related risks could increase.

   Our ability to make scheduled payments or to refinance our obligations with respect to our debt will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient for payment of our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any such transaction or how soon any such transaction could be completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Our new credit facility and the indenture governing the notes contain various covenants which limit the discretion of our management in operating our business and could prevent us from engaging in some beneficial activities.

   Our new credit facility and the indenture governing the notes contain various restrictive covenants that limit our management's discretion in operating our business. In particular, these agreements limit our ability to, among other things:

  .  incur additional indebtedness;

  . make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);

  .  make investments or acquisitions;

  .  grant liens on assets;

  .  sell our assets;

  .  engage in transactions with affiliates;

  .  issue capital stock of subsidiaries; and

  .  merge, consolidate or transfer substantially all of our assets.

   In addition, our need to remain in compliance with our covenants may restrict our flexibility in managing and making changes in our business.

   If we fail to comply with the restrictions of our new credit facility or the indenture governing the notes or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds.

  Your right to receive payments on the notes is subordinated to our senior debt.

   Payment on the notes will be subordinated in right of payment to all of our senior debt, including our new credit facility. On July 1, 2000, the notes would have been subordinated to approximately $495.0 million of senior debt and approximately $150.0 million would have been available for borrowing as additional senior debt under the new credit facility. By reason of the subordination provisions of the indenture, in the event of our insolvency, liquidation, reorganization, dissolution or other winding-up, holders of notes will not receive any payment on the notes until all senior debt, including the new credit facility, is paid in full. In addition, no payment will be able to be made in respect of the notes during the continuance of payment defaults on our senior debt, and payments on the notes may be prohibited for up to 179 consecutive days in the event of certain non-payment defaults on our senior debt. The notes are unsecured, and are effectively subordinated to all secured obligations to the extent of the value of the assets securing such obligations. Any future guarantees of the notes by our subsidiaries will be similarly subordinated to senior debt of these subsidiaries.

   Our foreign subsidiaries will not, and certain other subsidiaries may not, guarantee the notes. The notes will be structurally subordinated to all existing and future debt and other liabilities, including trade payables, of these subsidiaries. The right of the holders of notes to participate in any distribution of the assets of such subsidiaries upon their liquidation, reorganization or insolvency will be subject to the prior claims of all of these subsidiaries' creditors.

  The notes and any future guarantees may not be enforceable because of fraudulent conveyance laws.

   The incurrence of indebtedness as part of the recapitalization, and the payment to our shareholders of $25.25 in cash per share of common stock, may be subject to review under relevant federal and state fraudulent conveyance statutes in the case of either a bankruptcy, reorganization or rehabilitation case or similar proceeding, or a lawsuit by or on behalf of any of Jostens, Inc.'s or any future guarantor's creditors that are not paid on time.

   Although laws differ among various jurisdictions, in general, under these fraudulent conveyance statutes, a court could invalidate some or all of the debt related to our recapitalization, including the notes and any future guarantees, as a fraudulent conveyance, or could subordinate the notes or any future guarantee to the debt owed to our or any future guarantor's existing or future creditors, if the court found that, at the time of the recapitalization, either:

     (1) Jostens, Inc. incurred the debt and paid the cash consideration in the recapitalization or a guarantee was incurred with the intent of hindering, delaying or defrauding current or future creditors; or

     (2) Jostens, Inc. received less than reasonably equivalent value or fair consideration in the recapitalization or any future guarantor did not receive reasonably equivalent value or fair consideration for its guarantee and Jostens, Inc. or any future guarantor, as the case may be, were found to be one or more of the following:

    . insolvent or rendered insolvent by reason of the recapitalization, including the incurrence of the related debt;

    . a company engaged in a business or transaction for which its assets constituted unreasonably small capital; or

    . a company intending to incur, or believing that it would incur, obligations beyond its ability to pay as these obligations matured.

   A legal challenge of a future guarantee on fraudulent conveyance grounds may focus on the benefits (or lack of benefits) realized by that guarantor as a result of the issuance by us of the notes. If a future guarantee is avoided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that guarantor and will be a creditor only of Jostens, Inc. and any guarantor whose guarantee was not set aside or found to be unenforceable.

  You will be required to include original issue discount in your gross income for federal income tax purposes.

   The notes will be considered to be issued with original issue discount for federal income tax purposes. Consequently, a holder of a note must include original issue discount in income prior to the actual receipt of cash in respect of such income. See "Certain United States Federal Tax Consequences."

  In the event of bankruptcy, your claim with respect to the notes may be limited.

   If a bankruptcy case is commenced by or against us under the United States Bankruptcy Code after the issuance of the notes, the claim of a holder of any of the notes with respect to the principal amount may be limited to an amount equal to the sum of:

    .  the initial offering price allocable to the notes, and

    . that portion of the original issue discount which is not deemed to constitute "unmatured interest" for purposes of the Bankruptcy Code.

   Any original issue discount that was not amortized as of any such bankruptcy filing would constitute "unmatured interest."

  Affiliates of Investcorp, which control Jostens, may take actions that conflict with your interests.

   Approximately 68% of the voting power of our common stock is held by affiliates of Investcorp. Accordingly, affiliates of Investcorp control the power to elect our directors, to appoint new management and to approve many actions requiring the approval of our shareholders, such as adopting most amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. The directors have the authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends and make other such decisions about our capital stock.

   In addition, the interests of the Investcorp affiliates could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Investcorp affiliates, as equity holders of Jostens, might conflict with your interests as a note holder. Affiliates of Investcorp may also have an interest in pursing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you, as holders of the notes.

  We may not be able to purchase your notes upon a change of control.

   Upon the occurrence of specified "change of control" events, we will be required to offer to purchase each holder's notes at a price of 101% of their principal amount plus accrued and unpaid interest, unless all notes have been previously called for redemption. We may not have sufficient financial resources to purchase all of the notes that holders tender to us upon a change of control offer. The occurrence of a change of control could also constitute an event of default under our new credit facility and/or any of our future credit agreements. Our bank lenders may also have the right to prohibit any such purchase or redemption, in which event we would be in default on the notes. See "Description of the Notes--Repurchase at the Option of Holders--Change of Control."

  You may not be able to sell your securities easily.

   Before this exchange offer there was no established trading market for the outstanding notes and we cannot assure you that an active or liquid trading market will develop for the exchange notes. The initial purchasers of the outstanding notes have advised us that they currently intend to make a market in the exchange notes; however, the initial purchasers are not obligated to do so and any initial purchaser may discontinue its market-making activities at any time without notice.

   The exchange notes are expected to be eligible for trading in The Portal Market. However, we do not intend to apply for a listing of the exchange notes on any securities exchange or automated inter-dealer quotation system. The liquidity of any market for the notes will depend upon the number of holders, our own financial performance, the market for similar securities, the interest of securities dealers in making a market and other factors.

   If Deutsche Bank Securities Inc., one of the initial purchasers, is deemed to be an affiliate of Jostens, it may be required to deliver a "market-making prospectus" in connection with its market-making activities in respect of the exchange notes registered under the Securities Act. In such a case, the ability of Deutsche Bank Securities Inc. to maintain a market in such securities will be dependent, in part, on our ability to maintain a current market-making prospectus and we are not obligated to maintain such a prospectus for more than two years after the day the related shelf registration statement is declared effective. For details on DB Capital Investors' investment in Jostens, see "Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock."

  Market trading prices for the securities may be volatile.

   Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your notes. Similarly, disruptions in the market for the warrants or warrant shares, if any, may adversely affect their value.

Risks Related to Our Business

  We may not be able to achieve some or all of the initiatives in our business plan and any business strategies implemented may not improve our operating results.

   Our business plan envisions several long-term growth initiatives, including developing new products and services. We cannot assure you that we will be able to successfully develop such products or that we will achieve the benefits of such business plan. If we are unable to do so, our long-term growth and profitability may be adversely affected.

   In addition, the business strategy that we intend to pursue following the recapitalization is based on our operations and strategic planning process. After the recapitalization, we may decide to alter or discontinue certain parts of this strategy or may adopt alternative or additional strategies. We cannot assure you that the strategies implemented will be successful or will improve our operating results. Further, other conditions may occur, including increased competition, which may offset any improved operating results that are attributable to such business strategy.

  Changes in our relationship with our independent sales representatives may adversely effect our future operating results.

   Our success is highly dependent upon the efforts and abilities of our network of independent sales representatives. Many of our relationships with customers and schools are cultivated and maintained by our sales representatives. If we were to experience a significant loss of our independent sales representatives, it would have a material adverse effect upon our operating results.

  We may not be able to achieve the intended benefits of our recently announced business refocusing.

   In December 1999, we completed a strategic review of our business and announced a plan to refocus our organization. This business refocusing involves organizational changes, including job reassignments and reductions. We cannot assure you that the refocusing will be implemented successfully or on a timely basis or that it will not result in unanticipated costs. Problems resulting from the refocusing could have an adverse effect on our financial position or results of operations.

  We depend on a key supplier for a principal component of our class rings and certain of our recognition products.

   We purchase substantially all of our synthetic and semiprecious stones from a single supplier located in Germany. This supplier provides stones to almost all of the class ring manufacturers in the United States. If access to this supplier were to be lost or curtailed to any significant extent, our business would suffer unless we secured alternative supply arrangements in a timely fashion. We may not be able to do so on terms that would prevent a material adverse impact on our operating results.

  The seasonality of our School Products segment's sales may adversely affect our financial results and our ability to service our debt.

   Our School Products segment experiences strong seasonal business swings which correspond to the North American school year, with approximately 60-65% of full-year segment sales and 70-75% of operating income occurring in the first half of the year. This seasonality requires us to carefully manage our cash flows over the course of the year. If our sales were to fall substantially below what we would normally expect during this period, our annual financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on the notes, may also be adversely affected.

  Our business is subject to fluctuating raw material prices.

   Our products require a number of raw materials to manufacture. The principal raw materials that we purchase are gold, paper products, and precious, semiprecious and synthetic stones. The cost of these raw materials is affected by numerous factors, including availability of supply. Any material increase in the price of these raw materials could adversely impact our cost of sales. When these fluctuations result in significantly higher raw material costs, our operating results are adversely affected to the extent we are unable to pass on these increased costs to our customers. Therefore, significant fluctuations in gold, paper products or precious, semiprecious and synthetic stone prices and other materials could have a material adverse effect on our operating results. See "Business--Raw Materials and Suppliers."

  We are currently involved in litigation which, if decided against us, may adversely affect our financial results and our ability to service our debt.

   In January 1997, Taylor Publishing Company, a competing yearbook provider, brought suit against us in a Texas federal court, alleging that we had violated antitrust laws with respect to the yearbook publishing market by interfering with Taylor's sales representatives and improperly seeking trade secrets. In May 1998, Taylor won a $25.3 million verdict against us in a jury trial. In January 1999, the trial judge overturned this verdict against us and dismissed all claims against us in the case. Taylor has appealed the decision and is seeking to have the jury verdict reinstated. On July 10, 2000, the Fifth Circuit affirmed the trial court's entry of judgment as a matter of law on Jostens' behalf. On July 24, 2000, Taylor filed a petition with the Fifth Circuit to rehear the case in front of the panel that heard the appeal. This petition was denied. Taylor has until October 23, 2000 to petition the U.S. Supreme Court to review the case. If the jury verdict is reinstated, the payment of damages would be material to our results of operations and could adversely affect our ability to make payments on the notes.

   Following the public announcement of the merger that is part of our recapitalization, three purported class action lawsuits were filed in Minnesota district court for the County of Hennepin against Jostens and its directors alleging breaches of fiduciary duty by Jostens directors in connection with the merger. Among other things, the complaints allege that Jostens' directors failed to take all necessary steps to ensure that shareholders receive maximum value for their shares. On May 9, 2000, we agreed in principle to settle the three purported class actions. The settlement is subject to court approval. See "Business--Legal Proceedings."

  We are subject to environmental regulations that could impose substantial costs upon us and may adversely effect our financial results and our ability to service our debt.

   Our operations are subject to a wide variety of federal, state and local laws and regulations governing emissions to air, discharge to waters, the generation, handling, storage, transportation, treatment and disposal of hazardous substances and other materials, and employee health and safety matters. Also, as an owner and operator of real property or a generator of hazardous substances, we may be subject to environmental cleanup liability, regardless of fault, pursuant to the Comprehensive Environmental Response Compensation and Liability Act or analogous state laws. In addition to the potentially large expenses associated with cleanup liabilities, these laws and regulations provide for substantial fines and criminal sanctions for violations.

   We believe that it is probable that a loss has been incurred at one of our sites and, based on findings included in remediation reports and discussions with legal counsel, we estimate the total cost of this remediation to be between $2.8 million to $3.8 million. We have made payments of approximately $2.3 million during fiscal 2000 related to the costs of this remediation. As of July 31, 2000, we had a remaining accrual of $1.2 million. However, we cannot assure you that our estimates of the potential liability associated with this site will not be exceeded or that our reserve will be sufficient to cover the actual costs of remediation. If the liabilities associated with this site are materially greater than we have estimated them to be, it could have a material adverse effect on our results of operations and could adversely affect our ability to make payments on the notes.

   As of July 31, 2000, we had identified two additional sites requiring further investigation. We cannot assure you that we will not incur costs for any cleanup or other remedial activities in respect of these or other sites that would have a material adverse effect on our results of operations and could adversely affect our ability to make payments on the notes.

                               THE EXCHANGE OFFER

Purpose of the Exchange Offer

   When we sold the outstanding notes in May 2000, we entered into a registration rights agreement with the initial purchasers of those notes. Under the registration rights agreement, we agreed to use our reasonable best efforts to file the registration statement of which this prospectus forms a part regarding the exchange of the outstanding notes for notes which are registered under the Securities Act and cause this registration statement to be declared effective by the SEC by November 6, 2000. We also agreed to conduct this exchange offer for at least 30 days after the date notice of the exchange offer is mailed to the holders of the outstanding notes and to use our reasonable best efforts to keep this registration statement effective until the exchange offer is completed. The registration rights agreement provides that we will be required to pay liquidated damages to the holders of the outstanding notes whose notes are subject to transfer restrictions if:

  . the registration statement is not declared effective by November 6, 2000; or

  .  the exchange offer has not been consummated by December 5, 2000.

   A copy of the registration rights agreement is filed as an exhibit to this registration statement.

Terms of the Exchange Offer

   This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange outstanding notes which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on November 13, 2000, or such later date and time to which we, in our sole discretion, extend the exchange offer.

   The form and terms of the notes being issued in the exchange offer are the same as the form and terms of the outstanding notes, except that:

  . the notes being issued in the exchange offer will have been registered under the Securities Act;

  . interest on the new registered notes will accrue from the last date on which interest was paid on the outstanding notes or, if no such interest has been paid, from May 10, 2000;

  . the notes issued in the exchange offer will not bear the restrictive legends restricting their transfer under the Securities Act; and

  . the notes being issued in the exchange offer will not contain the registration rights and liquidated damages provisions contained in the outstanding notes.

   Notes tendered in the exchange offer must be in denominations of the principal amount of $100,000 and any integral multiples of $1,000 in excess thereof.

   We expressly reserve the right, in our sole discretion:

  .  to extend the expiration date;

  .  to delay accepting any outstanding notes;

  . if any of the conditions set forth below under "-- Conditions to the Exchange Offer" have not been satisfied, to terminate the exchange offer and not accept any notes for exchange; and

   .  to amend the exchange offer in any manner.

   We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them as promptly as practicable after the expiration or termination of the exchange offer.

How to Tender Outstanding Notes for Exchange

   When the holder of outstanding notes tenders and we accept notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender notes for exchange must, on or prior to the expiration date:

     (1) transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to The Bank of New York, the exchange agent, at the address set forth below under the heading "-- The Exchange Agent"; or

     (2) if notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent's message to the exchange agent at the address set forth below under the heading "-- The Exchange Agent."

     In addition, either:

     (1) the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

     (2) the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the notes being tendered into the exchange agent's account at the Depository Trust Company, or DTC, along with the letter of transmittal or an agent's message; or

     (3) the holder must comply with the guaranteed delivery procedures described below.

The term "agent's message" means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer (a "book-entry confirmation"), which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

   The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent directly to us.

   Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the notes surrendered for exchange are tendered:

     (1) by a holder of outstanding notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     (2) for the account of an eligible institution.

An "eligible institution" is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

   If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If notes are registered in the name of a person other than the signer of the letter of transmittal, the notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution.

   We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

     (1) reject any and all tenders of any note improperly tendered;

     (2) refuse to accept any note if, in our judgment or the judgment of our counsel, acceptance of the note may be deemed unlawful; and

     (3) waive any defects or irregularities or conditions of the exchange offer as to any particular note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender notes in the exchange offer.

   Our interpretation of the terms and conditions of the exchange offer as to any particular notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of notes for exchange, nor will any of us incur any liability for failure to give such notification.

   If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

   If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any notes or any power of attorney, such persons should so indicate when signing, and you must submit proper evidence satisfactory to us of such person's authority to so act unless we waive this requirement.

   By tendering, each holder will represent to us that, among other things, the person acquiring notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the notes issued in the exchange offer. If any holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of our company, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such notes to be acquired in the exchange offer, such holder or any such other person:

     (1) may not rely on the applicable interpretations of the staff of the SEC; and

     (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

   Each broker-dealer that receives notes under this exchange offer for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Acceptance of Outstanding Notes for Exchange; Delivery of Notes Issued in the Exchange Offer

   Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue notes registered under the

Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See "-- Conditions to the Exchange Offer" for a discussion of the conditions that must be satisfied before we accept any notes for exchange.

   For each outstanding note accepted for exchange, the holder will receive a note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the outstanding notes, from May 10, 2000. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of liquidated damages to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

   In all cases, we will issue notes in the exchange offer for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

     (1) certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at DTC;

     (2) a properly completed and duly executed letter of transmittal or an agent's message; and

     (3) all other required documents.

   If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged notes without cost to the tendering holder. In the case of notes tendered by book-entry transfer into the exchange agent's account at DTC, such non-exchanged notes will be credited to an account maintained with DTC. We will return the notes or have them credited to DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book Entry Transfers

   The exchange agent will make a request to establish an account at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's system must make book-entry delivery of outstanding notes denominated in dollars by causing DTC to transfer the outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Such participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent's message confirming that DTC has received an express acknowledgment from such participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of notes issued in the exchange offer may be effected through book-entry transfer at DTC as applicable. However, the letter of transmittal or facsimile thereof or an agent's message, with any required signature guarantees and any other required documents, must:

     (1) be transmitted to and received by the exchange agent at the address set forth below under "--Exchange Agent" on or prior to the expiration date; or

     (2) comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

   If a holder of outstanding notes desires to tender such notes and the holder's notes are not immediately available, or time will not permit such holder's notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

     (1) the holder tenders the notes through an eligible institution;

     (2) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, by telegram, facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the notes being tendered and the amount of the notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent's message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

     (3) the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent's message with any required signature guarantees and any other documents required by the letter of transmittal, within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

   You may withdraw tenders of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

   For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at one of the addresses set forth below under "-- Exchange Agent." Any such notice of withdrawal must:

     (1) specify the name of the person having tendered the outstanding notes to be withdrawn;

     (2) identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

     (3) where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

   If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of notes tendered by book-entry transfer into the exchange agent's account at DTC, the notes withdrawn will be credited to an account maintained with DTC for the outstanding notes. The notes will be returned or credited to this account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under "-- How to Tender Notes for Exchange" above at anytime on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer


   Under the registration rights agreement that we entered into with the initial purchasers of the outstanding notes, the exchange offer is not subject to any conditions, other than that:

     (1) the exchange offer does not violate applicable law or any applicable interpretation of the staff or the SEC;

     (2) no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer, and no material adverse development shall have occurred in any existing action or proceeding with respect to Jostens;

     (3) all governmental approvals shall have been obtained, which approvals we deem necessary for the consummation of the exchange offer;

     (4) each holder of registrable notes shall not have delivered notice to Jostens that it is a restricted holder, as that term is defined in the registration rights agreement; and

     (5) the conditions precedent to Jostens' obligations under the registration rights agreement shall have been fulfilled.

The Exchange Agent

   The Bank of New York has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

                               By hand delivery:

                              The Bank of New York
                               101 Barclay Street
                               New York, NY 10286
                                  Ground level
                        Corporate Trust Services Window

                      Attention: Reorganization Unit --7E

               By Overnight Courier or Registered/Certified Mail:

                              The Bank of New York
                               101 Barclay Street
                               New York, NY 10286

                      Attention: Reorganization Unit --7E

                           By facsimile transmission:
                        (for eligible institutions only)

                                 (212) 815-6339

                             Confirm by Telephone:

                                 (212) 815-3738

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

   We will not make any payment to brokers, dealers, or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including accounting, legal, printing, and related fees and expenses.

Transfer Taxes

   Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any of these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

   Holders who desire to tender their outstanding notes in exchange for notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.

   Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering circular dated May 5, 2000, relating to the outstanding notes. Except in limited circumstances with respect to specific types of holders of outstanding notes, we will have no further obligation to provide for the registration under the Securities Act of such outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the outstanding notes under the Securities Act or under any state securities laws.

   Upon completion of the exchange offer, holders of the outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

   Holders of the notes issued in the exchange offer and any outstanding notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Outstanding Notes

   Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of those notes, other than by any holder which is our "affiliate" within the meaning of Rule 405 under the Securities Act. The notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

     (1) the notes issued in the exchange offer are acquired in the ordinary course of the holder's business; and

     (2) the holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of the notes issued in the exchange offer.

   However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

   Each holder, must furnish a written representation that:

     (1) it is not an affiliate of ours;

     (2) it is not engaged in, and does not intend to engage in, a distribution of the notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of notes issued in the exchange offer;

     (3) it is acquiring the notes issued in the exchange offer in the ordinary course of its business; and

     (4) it is not acting on behalf of a person who could not make representations (1)-(3).

   Each broker-dealer that receives notes issued in the exchange offer for its own account in exchange for outstanding notes must acknowledge that such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such notes issued in the exchange offer. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

   In addition, to comply with state securities laws of certain jurisdictions, the notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the notes. We have agreed in the registration rights agreement that, prior to any public offering of transfer restricted notes, we will register or qualify the transfer restricted securities for offer or sale under the securities laws of any jurisdiction requested by a holder. Unless a holder requests, we currently do not intend to register or qualify the sale of the notes issued in the exchange offer in any state where an exemption from registration or qualification is required and not available. Transfer restricted notes means each note until the date on which it:

     (1) has been exchanged for a freely transferable note in the exchange offer;

     (2) has been effectively registered under the Securities Act and disposed of in accordance with a shelf registration statement that we file in accordance with the registration rights agreement; or

     (3) is distributed to the public under Rule 144 of the Securities Act or is saleable under Rule 144(k) under the Securities Act.

                                USE OF PROCEEDS

   We will not receive any proceeds from the exchange offer.

                                 CAPITALIZATION

   The following table sets forth our actual capitalization as of July 1, 2000. This table should be read in conjunction with "Prospectus Summary--Summary Consolidated Unaudited Pro Forma Financial Data," "Prospectus Summary--Summary Consolidated Historical Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                                  As of July 1,
                                                                      2000
                                                                  -------------
                                                                  (in millions)
Cash and cash equivalents.......................................     $ 35.9
                                                                     ======
Short-term borrowings, including current maturities of long-term
 debt...........................................................       $5.5
                                                                     ======
Long-term debt:
  Term loans....................................................     $489.5
  Notes to be exchanged.........................................      205.3
                                                                     ------
    Total long-term debt........................................      694.8
                                                                     ------
Redeemable preferred stock......................................       44.2
Shareholders' deficit (1).......................................     (556.4)
                                                                     ------
      Total capitalization......................................     $182.6
                                                                     ======

(1) The shareholders' deficit at July 1, 2000 is primarily the result of the recapitalization and the recording of related expenses, net of income tax benefits. In connection with the recapitalization, Investcorp and its co-investors made a cash equity investment of approximately $208.7 million, representing 92% of the outstanding common stock and voting power of Jostens.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations for the periods presented give effect to the recapitalization as if it had occurred on January 3, 1999 and exclude non-recurring items directly attributable to the recapitalization. The pro forma adjustments are described in the accompanying notes. The unaudited pro forma condensed consolidated financial statements should not be considered indicative of actual results that would have been achieved had the recapitalization been consummated on the date indicated, nor are they necessarily indicative of future operating results. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The pro forma adjustments were applied to the historical consolidated financial statements to reflect and account for the merger as a recapitalization. Accordingly, the historical basis of our assets and liabilities have not been impacted by the merger.

       Unaudited Pro Forma Condensed Consolidated Statement Of Operations

                                       For the Year Ended January 1, 2000
                                     -----------------------------------------
                                                 Pro Forma
                                     Historical Adjustments   Pro Forma (e)(f)
                                     ---------- -----------   ----------------
                                       (in millions, except share and per
                                                   share data)
Net sales........................... $    782.4   $              $   782.4
Cost of products sold...............      349.7                      349.7
                                     ----------   ------         ---------
Gross profit........................      432.7                      432.7
Selling and administrative
 expenses...........................      330.8      1.5 (a)         332.3
Special charge......................       20.2                       20.2
                                     ----------   ------         ---------
Operating income....................       81.7     (1.5)             80.2
Net interest expense................        7.0     80.6 (b)          87.6
                                     ----------   ------         ---------
Income before income taxes..........       74.7    (82.1)             (7.4)
Income taxes........................       31.5    (32.9)(c)          (1.4)
                                     ----------   ------         ---------
Net income (loss)...................       43.2    (49.2)             (6.0)
Dividends and accretion on
 redeemable preferred stock.........                 9.6 (d)           9.6
                                     ----------   ------         ---------
Net income (loss) attributable to
 common shareholders................ $     43.2   $(58.8)        $   (15.6)
                                     ==========   ======         =========
Ratio of earnings to combined fixed
 charges and preferred stock
 dividends..........................       8.9x                      (g)
Net income (loss) attributable to
 common shareholders per share:
  Basic............................. $     1.27                  $   (1.73)
  Diluted........................... $     1.27                  $   (1.73)
Weighted average number of common
 shares used in per share
 computations:
  Basic............................. 34,004,000                  8,993,297
  Diluted........................... 34,093,000                  8,993,297


 See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement
                                 of Operations.

       Unaudited Pro Forma Condensed Consolidated Statement Of Operations

                                     For the Six Months Ended July 1, 2000
                                     ------------------------------------------
                                                   Pro Forma
                                     Historical   Adjustments     Pro Forma (f)
                                     -----------  -----------     -------------
                                      (in millions, except share and per
                                                  share data)
Net sales..........................  $     476.4     $             $    476.4
Cost of products sold..............        201.8                        201.8
                                     -----------     -----         ----------
Gross profit.......................        274.6                        274.6
Selling and administrative
 expenses..........................        180.8       0.5 (a)          181.3
Transaction costs..................         45.7     (45.7)(e)            --
                                     -----------     -----         ----------
Operating income...................         48.1      45.2               93.3
Net interest expense...............         14.8      27.7 (b)           42.5
                                     -----------     -----         ----------
Income before income taxes.........         33.3      17.5               50.8
Income taxes.......................         26.3      (6.9)(c)(e)        19.4
                                     -----------     -----         ----------
Net income (loss)..................          7.0      24.4               31.4
Dividends and accretion on
 redeemable preferred stock........          1.2       4.0 (d)            5.2
                                     -----------     -----         ----------
Net income (loss) attributable to
 common shareholders...............  $       5.8     $20.4         $     26.2
                                     ===========     =====         ==========
Ratio of earnings to combined fixed
 charges and preferred stock
 dividends.........................          2.7x                         1.9x
Net income (loss) attributable to
 common shareholders per share:
  Basic............................  $      0.23                   $     2.91
  Diluted..........................  $      0.23                   $     2.91
Weighted average number of common
 shares used in per share
 computations:
  Basic............................   25,043,000                    8,993,297
  Diluted..........................   25,316,000                    8,993,297


 See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement
                                 of Operations.

  Notes To Unaudited Pro Forma Condensed Consolidated Statements Of Operations

(a) Reflects the amortization of prepaid management advisory and consulting services fees that were paid to Investcorp International Inc. as described under "Certain Relationships and Related Transactions". The fees are being amortized over the five-year term of the management and consulting agreement.

(b) Reflects the following:

                                                                      Six months
                                                           Year ended   ended
                                                           January 1,  July 1,
                                                              2000       2000
                                                           ---------- ----------
Elimination of historical net interest expense including
 historical amortization of debt issuance costs on
 retired debt............................................    $(7.0)     $(14.8)
Interest on borrowings under the $150.0 million revolving
 credit facility at an interest rate of LIBOR plus 3.00%
 (1)(2)..................................................      2.6         --
Interest on borrowings under the $150.0 million Tranche A
 term loan at an interest rate of LIBOR plus 3.00% (2)...     14.7         7.3
Interest on borrowings under the $345.0 million Tranche B
 term loan at an interest rate of LIBOR plus 3.50% (2)...     35.5        17.8
Interest on $225.0 million of senior subordinated notes
 at an interest rate of 12.75%...........................     28.7        14.3
Amortization of $19.8 million discount on notes over the
 ten-year term of the senior subordinated notes..........      1.0         0.5
Amortization of debt issuance costs of $36.5 million
 associated with the financings over the respective terms
 of the related indebtedness.............................      5.1         2.6
                                                             -----      ------
                                                             $80.6      $ 27.7
                                                             =====      ======

  (1) Due to the seasonal nature of our business the borrowings under the revolving credit facility will fluctuate throughout the year. Based on an analysis of our historical working capital, for the year ended
      January 1, 2000 interest expense is calculated assuming a $20.0 million outstanding seasonal balance plus a 0.50% fee on the unused portion.
      For the six months ended July 1, 2000, the interest expense on the revolver is assumed to be zero as we do not typically draw on the revolver during the first six months of the year.

  (2) A 0.125% change in the interest rates on the amount of outstanding indebtedness under the senior credit facility would change the six month and annual pro forma interest expense by $0.3 and $0.6 million, respectively.

(c) Reflects the tax effect of the foregoing adjustments (excluding adjustment
    (e)) at our effective tax rate of 40%. The taxes associated with the transaction costs adjustment are reflected as $4.4 million.

(d) Reflects the following:

                                                                      Six months
                                                           Year ended   ended
                                                           January 1,  July 1,
                                                              2000       2000
                                                           ---------- ----------
Elimination of historical dividends on the redeemable
 preferred stock, accretion of the preferred stock
 discount and amortization of the redeemable preferred
 stock offering costs....................................    $ --       $ (1.2)
Dividends on the redeemable preferred stock calculated
 based on an annual rate of 14.00%, compounded quarterly,
 and a liquidation value of $60.0 million................      8.9         4.9
Accretion of preferred stock discount of $14.0 million
 over the eleven-year term of the redeemable preferred
 stock...................................................      0.4         0.2
Amortization of $3.0 million redeemable preferred stock
 offering costs over the eleven-year term of the
 redeemable preferred stock..............................      0.3         0.1
                                                             -----      ------
                                                             $ 9.6      $  4.0
                                                             =====      ======

(e) The unaudited pro forma condensed consolidated statement of operations for the year ended January 1, 2000 excludes the following non-recurring items that were directly attributable to the merger. All of the following items were recorded as period costs at the time of the merger. The pro forma adjustment for the six months ended July 1, 2000 reflects the elimination of these non-recurring items that were directly attributable to the merger.

  (1) $34.7 million of fees and expenses incurred by us in connection with the merger.
  (2) $10.0 million compensation charge resulting from the cancellation of outstanding stock options in exchange for cash payments in connection with the merger, and related income tax benefit of $4.0 million.
  (3) $1.0 million compensation charge resulting from the accelerated vesting of restricted stock in connection with the merger, and related income tax benefit of $0.4 million.

(f) The pro forma financial results exclude the effects of the following items:

                                                                     Six months
                                                          Year ended   ended
                                                          January 1,  July 1,
                                                             2000       2000
                                                          ---------- ----------
  Cost savings related to employee terminations (1).....     $7.1       $1.5
  Elimination of certain unprofitable businesses (2)....      4.0        --
  Excess rebates related to the JDS program (3).........      2.8        --
  Costs associated with closing the Mexico manufacturing
 facility (4)...........................................      2.7        --
  Excess labor costs associated with Recognition segment
 (5)....................................................      1.7        --

      (1) As part of the business refocusing that we announced in December 1999, we are eliminating approximately 100 full-time positions from all levels of employment, primarily in corporate staff and executive functions. For the year ended January 1, 2000 and the six months ended July 1, 2000 the cost savings reflect the salary and benefit costs associated with the employees identified for termination, excluding those employees associated with the exiting of our non-core business lines.
      (2) As part of the business refocusing that we announced in December 1999, we exited some of our non-core business lines, primarily our direct marketing sales channel to college alumni. The 1999 net cash losses associated with these business lines was approximately $4.0 million.
      (3) Due to a change in vendors, we incurred certain operational difficulties in the administration of our JDS program in 1999. In order to maintain favorable customer relationships with our affected customer base, we processed approximately $2.8 million in incremental rebates in 1999.
      (4) In connection with the closing of the Mexico manufacturing facility during the first quarter of 1999, we incurred certain non-recurring charges. These charges included, among other things, costs to transfer equipment back to the United States, severance payments, retention bonuses and the write-off of certain assets. Additionally, certain employees in the Denton and Mexico manufacturing facilities and their related costs were eliminated when the Mexico facility closed.
      (5) During 1999, we installed a new computer system for the Recognition business. We encountered significant problems when the new system was implemented in March. These system issues necessitated the hiring of significant temporary labor that was required to properly process orders, manufacture goods, and coordinate shipments. By the fourth quarter of 1999, the system inefficiencies were corrected, and the majority of this temporary labor cost has been eliminated.
   These items have been excluded from the pro forma operating results as they do not qualify as pro forma adjustments under Regulation S-X promulgated under the Securities Act and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1996.

(g) For purposes of this calculation "earnings" consist of income before income taxes and fixed charges and "combined fixed charges and preferred stock dividends" consist of interest, amortization of debt issuance costs, the component of rent expense believed by management to be representative of the interest factor thereon and the amount of pre-tax earnings required to cover accretion on preferred stock dividends and accretion of the preferred stock discount. On a pro forma basis for the year ended January 1, 2000, earnings would have been inadequate to cover combined fixed charges and the preferred stock dividend. The coverage deficiency for such period would have been $23.4 million.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

   The table below sets forth selected consolidated historical financial data relating to Jostens. The selected consolidated historical financial data as of January 2, 1999 and January 1, 2000 and for each of the three fiscal years in the period ended January 1, 2000 have been derived from, and should be read in conjunction with our audited consolidated financial statements and the notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data as of and for the six months ended July 3, 1999 and July 1, 2000 have been derived from, and should be read in conjunction with our unaudited condensed consolidated financial statements, appearing elsewhere in this prospectus which, in our opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for the interim periods. The selected consolidated historical financial data for the six month period ended December 28, 1996 and for the years ended
June 30, 1996 and 1995 and consolidated historical balance sheet data as of January 3, 1998 have been derived from our audited historical consolidated financial statements not included herein. Effective December 29, 1996, we changed our fiscal year end from June 30 to the Saturday closest to December 31.

                                                                                                         Six months
                                            Six months                                                      ended
                            Year ended        ended                       Year ended                     (unaudited)
                         ----------------- ------------ ---------------------------------------------- ----------------
                                                        December  28,
                         June 30, June 30, December 28,     1996      January 3, January 2, January 1, July 3,  July 1,
                           1995     1996     1996 (5)    (unaudited)     1998       1999       2000     1999     2000
                         -------- -------- ------------ ------------- ---------- ---------- ---------- -------  -------
                                                     (dollars in millions)
Statement of Operations
 Data:
 Net sales..............  $665.1   $695.1     $277.1       $708.7       $742.5     $770.9     $782.4   $469.5   $476.4
 Cost of products sold..   313.7    332.2      141.5        353.9        351.3      351.8      349.7    209.2    201.8
                          ------   ------     ------       ------       ------     ------     ------   ------   ------
 Gross profit...........   351.4    362.9      135.6        354.8        391.2      419.1      432.7    260.3    274.6
 Selling and
  administrative
  expenses..............   256.8    268.1      131.5        282.9        291.5      316.9      330.8    178.6    180.8
 Special charge.........      --       --         --           --           --         --       20.2       --       --
 Transaction costs......                                                                                   --     45.7
                          ------   ------     ------       ------       ------     ------     ------   ------   ------
 Operating income.......    94.6     94.8        4.1         71.9         99.7      102.2       81.7     81.7     48.1
 Net interest expense...     0.7      7.3        4.1          9.0          6.3        6.7        7.0      2.5     14.8
 Write-off of JLC notes
  receivable, net (1)...      --       --         --           --           --       12.0         --       --       --
                          ------   ------     ------       ------       ------     ------     ------   ------   ------
 Income from continuing
  operations before
  income taxes..........    93.9     87.5         --         62.9         93.4       83.5       74.7     79.2     33.3
 Income taxes (1).......    38.0     35.9        0.8         26.6         36.2       41.7       31.5     32.1     26.3
                          ------   ------     ------       ------       ------     ------     ------   ------   ------
 Net income (loss) from
  continuing
  operations............    55.9     51.6       (0.8)        36.3         57.2       41.8       43.2     47.1      7.0
 Loss from discontinued
  operations,
  net of tax (2)........    (4.9)      --         --           --           --         --         --       --       --
 Cumulative effect of
  changes in accounting
  principle, net of
  tax (3)...............    (0.6)      --         --           --           --         --         --       --       --
 Dividends and accretion
  on redeemable
  preferred stock.......      --       --         --           --           --         --         --       --      1.2
                          ------   ------     ------       ------       ------     ------     ------   ------   ------
 Net income (loss)
  attributable to common
  shareholders (4)......  $ 50.4   $ 51.6     $ (0.8)      $ 36.3       $ 57.2     $ 41.8     $ 43.2   $ 47.1   $  5.8
                          ======   ======     ======       ======       ======     ======     ======   ======   ======
Balance Sheet Data (at
 period end):
 Current assets.........  $402.4   $251.3     $257.5       $257.5       $252.5     $240.5     $286.3   $246.6   $261.8
 Working capital (6)....    33.2     73.2      100.0        100.0         50.2       44.1        8.3     41.7      1.8
 Total assets...........   548.0    384.0      383.8        383.8        390.7      366.2      407.7    377.4    420.5
 Total debt (including
  short-term borrowings
  and current
  maturities)...........    54.3     81.5       94.8         94.8         53.6       97.5      121.2     97.3    700.3
 Shareholders' equity
  (deficit).............   270.6    121.8      112.6        112.6        127.1       58.6       36.5     68.0   (556.4)
Other Financial Data:
 EBITDA (7).............  $117.4   $111.4     $ 14.0       $ 89.6       $121.8     $113.4     $107.0   $ 94.5   $ 61.3
 Depreciation and
  amortization..........    28.3     16.6        9.9         17.7         22.1       23.2       25.3     12.8     13.2
 Capital expenditures...    28.7     15.4        9.9         16.9         24.4       36.9       27.8     13.3      7.2
 Gross margin...........    52.8%    52.2%      48.9%        50.1%        52.7%      54.4%      55.3%    55.4%    57.6%
 EBITDA margin..........    17.7%    16.0%       5.1%        12.6%        16.4%      14.7%      13.7%    20.1%    12.9%
 Cash interest expense
  (8)...................  $  5.4   $  9.3     $  4.3       $  9.3       $  6.9     $  7.7     $  7.7   $  3.0   $ 14.3
 Ratio of earnings to
  combined fixed
  charges and preferred
  stock dividends (9)...    13.4x     8.6x       1.0x         6.5x        11.4x      10.2x       8.9x    22.1x     2.7x

                                                        (footnotes on next page)

--------
(1) Net income for 1998 reflects a charge for the write-off of the Jostens Learning Corporation ("JLC") notes receivable of $12.0 million and related deferred tax assets of $3.7 million.
(2)  Discontinued operations for fiscal 1995 reflects JLC and Wicat Systems.
(3) Net income for fiscal 1995 reflects the cumulative effect of adopting SFAS 112.
(4) Net income in 1998 and 1997 reflects pre-tax gains of $3.7 million ($2.2 million after tax) and $6.8 million ($4.0 million after tax), respectively, resulting from a reduction in LIFO gold inventories.
(5) In October 1996, we elected to change our fiscal year end from June 30 to the 52- or 53-week period ending the Saturday closest to December 31, effective December 29, 1996
(6) Represents total current assets (excluding cash and cash equivalents) less total current liabilities (excluding short-term borrowings and current maturities of long-term debt).
(7) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measure of performance under GAAP and it should not be considered in isolation or as a substitute for net income, cash flows from operating activities, or other income and cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. Moreover, EBITDA is not a standardized measure and may be calculated in a number of ways. Accordingly, the EBITDA information provided might not be comparable to other similarly titled measures provided by other companies. EBITDA is included herein because management understands that EBITDA is customarily used as a criterion in evaluating companies.
(8) Represents interest expense plus capitalized interest less amortization of deferred financing costs and discount on the senior subordinated notes.
(9) For purposes of this calculation "earnings" consist of income before income taxes and fixed charges and "combined fixed charges and preferred stock dividends" consist of interest, amortization of debt issuance costs, the component of rent expense believed by management to be representative of the interest factor thereon and the amount of pre-tax earnings required to cover accretion on preferred stock dividends and accretion of the preferred stock discount.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our consolidated financial condition and results of operations should be read in conjunction with the information contained in our consolidated financial statements and the notes thereto. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Disclosure Regarding Forward-Looking Statements."

Overview

   The consolidated financial statements and notes include our results of operations, financial condition and cash flows as of and for the years ended January 3, 1998 (fiscal 1997), January 2, 1999 (fiscal 1998) and January 1, 2000 (fiscal 1999) and the six months ended July 3, 1999, and July 1, 2000.

   This discussion summarizes significant factors that affected the consolidated operating results, financial condition and liquidity of Jostens in the first six months of the 1999 and 2000 fiscal years and in the 1997, 1998, and 1999 fiscal years.

Results of Operations

   The following table sets forth selected information from our Consolidated Statements of Operations, expressed as a percentage of net sales.

                         Percentage of net      Percentage        Six Months
                               sales              change             Ended
                         -------------------  ----------------  ---------------
                                              1997 to  1998 to  July 3, July 1,
                         1997   1998   1999    1998     1999     1999    2000
                         -----  -----  -----  -------  -------  ------- -------
                                                                  (unaudited)
Net sales............... 100.0% 100.0% 100.0%    3.8 %    1.5 %  100.0%  100.0%
Cost of products sold...  47.3%  45.6%  44.7%    0.1 %   (0.6)%   44.6%   42.4%
                         -----  -----  -----   -----    -----    -----   -----
Gross profit............  52.7%  54.4%  55.3%    7.1 %    3.3 %   55.4%   57.6%
Selling and
 administrative
 expenses...............  39.3%  41.1%  42.3%    8.7 %    4.4 %   38.0%   38.0%
Special charge..........   0.0%   0.0%   2.6%     --       --       --     0.0%
Transaction costs.......   0.0%   0.0%   0.0%     --       --       --     9.6%
                         -----  -----  -----   -----    -----    -----   -----
Operating income........  13.4%  13.3%  10.4%    2.5 %  (20.1)%   17.4%   10.1%
Net interest expense....   0.8%   0.9%   0.9%    6.1 %    5.1 %    0.5%    3.1%
Write-off of JLC notes
 receivable, net........   0.0%   1.6%   0.0%     --       --       --      --
                         -----  -----  -----   -----    -----    -----   -----
Income before income
 taxes..................  12.6%  10.8%   9.5%  (10.6)%  (10.6)%   16.9%    7.0%
Income taxes............   4.9%   5.4%   4.0%   15.2 %  (24.5)%    6.8%    5.5%
                         -----  -----  -----   -----    -----    -----   -----
Net income..............   7.7%   5.4%   5.5%  (26.9)%    3.2 %   10.0%    1.5%
                         =====  =====  =====   =====    =====    =====   =====

Six Months ended July 1, 2000 Compared to the Six Months Ended July 3, 1999

RESULTS OF OPERATIONS

The following table sets forth selected information from our unaudited Condensed Consolidated Statements of Operations.

                                                        Six months ended
                                                    --------------------------
                                                     July 3    July 1     %
                                                      1999      2000    Change
                                                    --------  --------  ------
                                                      Dollars in thousands
Net sales.......................................... $469,519  $476,387    1.5%
Cost of products sold..............................  209,243   201,787   (3.6%)
                                                    --------  --------  -----
Gross profit.......................................  260,276   274,600    5.5%
Selling and administrative expenses................  178,636   180,799    1.2%
Transactions costs.................................       --    45,711    0.0%
                                                    --------  --------  -----
Operating income...................................   81,640    48,090  (41.1%)
Interest income....................................     (201)     (488) 142.8%
Interest expense...................................    2,699    15,292  466.6%
                                                    --------  --------  -----
Income before income taxes.........................   79,142    33,286  (57.9%)
Income taxes.......................................   32,053    26,257  (18.1%)
                                                    --------  --------  -----
Net income......................................... $ 47,089  $  7,029  (85.1%)
                                                    ========  ========  =====

Net sales

The change in net sales for the six month period was due to average price/mix increases of approximately 2.7 percent, and volume decreases of approximately
1.2 percent.

Year-to-date net sales by segment and the changes from last year were as follows:

                                                          Six months ended
                                                      ------------------------
                                                      July 3,  July 1,    %
                                                        1999     2000   change
                                                      -------- -------- ------
                                                            In thousands
School Products...................................... $408,923 $424,662   3.8%
Recognition..........................................   53,536   45,568 (14.9%)
Other................................................    7,060    6,157 (12.8%)
                                                      -------- -------- -----
Consolidated......................................... $469,519 $476,387   1.5%
                                                      ======== ======== =====

   School Products

   The increase in School Products sales was primarily due to:

    . fewer yearbook rebates and returns resulting from improvements with JDS;

    . increased JDS processing fees;

    . an increase in commercial printing volume;

    . higher sales of add-on features in our Printing and Publishing product line;

    . sales of graduation announcements to more schools; and

    . expanded sales of graduation accessories.

   These increases were offset by:

    . accelerated jewelry shipments in the fourth quarter of 1999 due to improved manufacturing efficiencies compared with the prior year.

  Recognition

  The decrease in Recognition sales was primarily due to a decline in the headcount of the sales force as well as lost customers as a result of problems encountered with a system implementation that took place in 1999.

  Other

  Other segment sales decreased as a result of exiting the college alumni direct marketing business in the fourth quarter of 1999. Sales for this business were $1.8 million for the six month period ended July 3, 1999.

Gross Profit

Gross margin for the six months ended July 1, 2000 was 57.6 percent, compared with 55.4 percent for the comparable period in 1999.

   The increase in gross margin was primarily due to:

    . favorable product mix and price increases;

    . manufacturing efficiencies in our School Products segment in 2000;
      and

    . a $1.5 million non-recurring charge in the first quarter of 1999 to close a facility in Mexico and realign Jewelry operations in the United States.

   These increases were partially offset by:

    . sales decreases in Recognition as a result of problems encountered with a system implementation that took place in 1999.

Selling and Administrative Expenses

Selling and administrative expenses for the six months ended July 1, 2000 were $180.8 million, compared with $178.6 million for the comparable period in 1999.

   The changes reflect the following offsetting increases and decreases:

   . lower amortization expense in 2000 related to our write-off of goodwill as part of the 1999 special charge;

   . lower costs as a result of exiting the college alumni direct marketing business in the fourth quarter of 1999;

   . lower legal fees in 2000 compared with 1999 primarily due to the litigation with Taylor Publishing;

   . reduced spending on temporary labor and lower costs in our Recognition segment in 2000 compared with 1999 due to the system implementation.

   . higher selling expense in 2000 related to programs and initiatives intended to increase our sales;

   . higher bad debt expense in 2000;

   . higher information system expense, primarily associated with depreciation; and

   . higher commission expense in 2000 due to increased sales.

Operating Income

Year-to-date operating income (loss) by segment and the changes from last year were as follows:

                                                        Six months ended
                                                    --------------------------
                                                    July 3,   July 1,     %
                                                      1999      2000    change
                                                    --------  --------  ------
                                                      In thousands
School Products.................................... $100,942  $108,657     7.6%
Recognition........................................    2,162       (76) (103.5%)
Other..............................................  (21,464)  (60,491)  181.8%
                                                    --------  --------  ------
Consolidated....................................... $ 81,640  $ 48,090   (41.1%)
                                                    ========  ========  ======

   School Products

  The increase in School Products operating income for the six month period was primarily due to:

    .favorable product mix and price increases;

    .fewer yearbook rebates and returns resulting from improvements with JDS;

    .increased JDS processing fees;

    .an increase in commercial printing volume;

    .manufacturing efficiencies in 2000;

    .lower legal fees in 2000 compared with 1999;

    .higher sales of add-on features in our Printing and Publishing product line;

    .sales of graduation announcements to more schools;

    .expanded sales of graduation accessories; and

    . a $1.5 million charge in the first quarter of 1999 to close a facility in Mexico and realign all Jewelry operations in the United States.

   These increases were partially offset by:

    . the acceleration of jewelry sales into the fourth quarter of 1999 due to manufacturing efficiencies compared with the prior year;

    . higher selling and marketing expense in 2000 related to programs and initiatives intended to increase sales;

    . higher bad debt expense in 2000; and

    . higher information system depreciation expense as a result of our 1999 system implementations.


   These increases were partially offset by:

    . higher commission expense in 2000 due to increased sales.

   Recognition

   The decrease in Recognition operating income was primarily due to:

    . a sales decrease due to a decline in the head count of the sales force and lost customers as a result of problems encountered with a system implementation that took place in 1999; and

    . higher information system depreciation expense as a result of our 1999 system implementation.

   These decreases were partially offset by:

    . reduced spending on temporary labor in 2000 compared with 1999 when we prepared for a system implementation that took place in 1999; and

    . lower costs in 2000 compared to 1999 related to problems encountered during the system implementation.

   Other

  The increase in Other operating loss was primarily due to costs of $45.7 million associated with the merger and recapitalization. This was offset by:

    . lower selling and administrative expenses as a result of exiting the college alumni direct marketing business in the fourth quarter of 1999;

    . lower spending in 2000 compared with 1999 related to our new product and channel development group; and

    . lower information system expense related to the year 2000 and Oracle system.

Transaction Costs
We incurred costs consisting of professional fees and transaction expenses associated with the merger and recapitalization. Transaction costs of $45.7 million were expensed in the second quarter of 2000. The remaining costs of $36.5 million were deferred and are being amortized over the applicable lives of the debt for up to a maximum of ten years.

Net Interest Expense
Net interest expense increased $12.3 million in the six month period ended July 1, 2000 over the prior year period. The increase was primarily due to additional interest expense resulting from the new senior secured credit facility and the issuance of the senior subordinated notes in connection with the transaction.

Income Taxes
Income taxes for the six month period ended July 1, 2000 were accrued at a rate of 41.5 percent (excluding effects of the non-deductible transaction costs) compared with 40.5 percent for the comparable period in 1999. The year-to-date effective rate for July 1, 2000 was 78.9 percent and reflects non-deductible transaction related costs of $30.0 million.

Fiscal Years ended January 1, 2000, January 2, 1999 and January 3, 1998

Net sales

Net sales in 1997, 1998 and 1999 were $742.5 million, $770.9 million and $782.4 million, respectively. The increase from 1997 to 1998 of $28.4 million, or 3.8 percent, was driven by increases in sales volume and pricing in our three largest product lines (Yearbook, Class Rings and Graduation Products). The increase from 1998 to 1999 of $11.5 million, or 1.5 percent, was driven by price increases in our School Products segment and volume increases in class rings and yearbook pages. These increases were offset by overall volume decreases in our other product lines. Price increases in 1998 and 1999 varied by product and ranged from zero to four percent. The following is an explanation of changes in net sales by business segment.

School Products segment net sales in 1997, 1998 and 1999 were $624.5 million, $653.9 million and $675.5 million, respectively. The increase of $29.4 million, or 4.7 percent, from 1997 to 1998 was due to increased pricing in all school product lines and new marketing programs which resulted in higher sales of yearbooks and add-on features in our Yearbook product line. In addition, we had a 5.2 percent increase in Class Ring units sold in 1998 primarily due to sales of specially designed rings for students graduating in 1999, 2000 and 2001. These increases were offset by a decline in commercial printing volume as more production capacity was used to produce higher margin yearbooks, and a decrease in photography sales volume as we did not renew our relationships with a number of independent wholesale dealers whose volume generated unacceptable returns. In addition, we lost about $2.9 million in Class Rings and Graduation Products sales volume due to an independent sales group that left Jostens in mid-1998.

The increase from 1998 to 1999 of $21.6 million, or 3.3 percent, was primarily driven by price increases in all school product lines and a unit volume increase of 2.2 percent in Class Rings, primarily due to strong sales in the high school market. In addition, we experienced yearbook page volume increases and higher sales of add-on features in our Yearbook product line. These increases were offset by a decline in commercial printing volume (used to fill excess capacity), higher than expected yearbook rebates and returns due to problems encountered with Jostens Direct Solutions ("JDS") (a direct payment program for parents of high school students), a decrease in photography sales volume due to closing eleven unprofitable retail sites and not renewing our relationships with a number of independent wholesale dealers. In addition, the first half of 1998 included approximately $9.9 million in Class Rings, Graduation Products, and Yearbook sales volume from an independent sales group that left Jostens in mid-1998.

Recognition segment net sales in 1997, 1998 and 1999 were $103.7 million, $103.9 million and $97.0 million, respectively. In 1998, Recognition sales were flat with 1997 as we realigned sales management, drove internal efficiencies and streamlined business processes in advance of the installation of a new computer system that was implemented in 1999. The decrease of 6.7 percent from 1998 to 1999 was primarily due to lower sales volume caused by issues related to the new system implemented in the first quarter of 1999 as part of our year 2000 compliance efforts.

The "Other" segment is comprised primarily of corporate expenses, the results of the direct marketing sales channel to college alumni, international sales and expenses and expenses associated with new product development. Net sales in 1997, 1998 and 1999 were $14.3 million, $13.1 million and $9.9 million, respectively. The decreases of $1.2 million in 1998 compared with 1997, and $3.2 million in 1999 compared with 1998 were primarily due to lower sales volume resulting from a decline in response rates and fewer mailings in our direct marketing program to college alumni. As part of the 1999 special charge, we decided to close down the direct marketing program to college alumni due to 1999 performance and forecasted decline in sales volume. In addition, we experienced international sales volume decreases from 1997 to 1998 due to sales representatives in Puerto Rico not renewing their contracts. We replaced these sales representatives in the second-half of 1999.

Gross Margin

Gross margin in 1997 was 52.7 percent, compared with 54.4 percent in 1998 and
55.3 percent in 1999. The 2.6 percentage point increase in gross margin from 1997 to 1999 was primarily the result of increased pricing and manufacturing efficiencies.

   Improvements in 1998 included:

    .  consolidating all photography processing into one facility;

    . a one-time pre-tax benefit of $3.7 million in 1998 due to a reduction in the remaining LIFO gold inventories resulting from our expansion of consigned gold; and

    .  a decrease in raw material costs for class rings compared with 1997.

   Improvements in 1998 were offset by:

    . a one-time charge of $2.5 million in 1998 to consolidate all photography processing into one facility; and

    . a one-time pre-tax benefit of $6.8 million in 1997 due to a reduction in a portion of the LIFO gold inventories resulting from our decision to consign gold.

   Improvements in 1999 included:

    . exiting the ring production facility in Nuevo Laredo, Mexico, which experienced higher than expected costs, and moving all ring manufacturing back to the United States; and

    .  closing eleven unprofitable retail photo sites.

   Improvements in 1999 were offset by:

    . approximately $2.5 million of expenses incurred in 1999 to exit the Nuevo Laredo, Mexico facility;

    .  higher costs in 1999 due to problems encountered with JDS; and

    . higher costs in Recognition due to issues related to the new system implemented in the first quarter of 1999 as part of our year 2000 compliance efforts.

Selling and Administrative Expenses

Selling and administrative expenses in 1997, 1998 and 1999 were $291.5 million, $316.9 million and $330.9 million, respectively. The 8.7 percent increase in 1998 from 1997 and 4.4 percent increase in 1999 from 1998 were primarily the result of investments in information systems to ensure year 2000 readiness and higher costs associated with market development activities.

Special Charge

In the fourth quarter of 1999, we completed a strategic review of product lines, manufacturing operations, infrastructure projects, and support functions based on performance trends. In addition, we decided to refocus our organization on sales growth versus infrastructure improvement. As a result of this review, we incurred a pre-tax special charge of $20.2 million ($13.3 million after tax or $0.39 per share), which was approved by our Board of Directors.

   Information relating to the special charge follows:

                                                              Balance end of
                                 Initial accrual Used in 1999      1999
                                 --------------- ------------ --------------
                                                (in millions)
Employee termination benefits..       $ 4.9         $  --          $4.9
Abandonment of internal use
 software under development....         6.4           6.2           0.2
Write-off of impaired goodwill
 related to retail class ring
 sales channel.................         4.6           4.6            --
Write-off of goodwill related
 to exiting the direct
 marketing sales channel to
 college alumni................         3.1           3.1            --
Other costs related to exiting
 the direct marketing sales
 channel to college alumni.....         1.2           0.3           0.9
                                      -----         -----          ----
                                      $20.2         $14.2          $6.0
                                      =====         =====          ====

Of the $20.2 million special charge, $4.8 million relates to the School Products segment and $15.4 million relates to our "Other" segment.

Included in other accrued liabilities on the consolidated balance sheets is the unused portion of the special charge of $6.0 million, which will be used or paid in 2000.

Of the total special charge, $4.9 million relates to employee termination benefits for the elimination of about 100 full-time positions, primarily in corporate staff and executive functions and in exiting the direct marketing sales channel to college alumni. Headcount reductions will be completed and termination benefits paid in 2000.

We reviewed and modified our strategies for our retail class ring product line and, as a result, determined that the carrying value of the related goodwill was impaired based upon anticipated inadequate projected cash flows. Accordingly, an impairment charge of $4.6 million was recorded as part of the special charge for the write-off of all of the goodwill.

We also reviewed our college alumni direct marketing business and decided in the fourth quarter of 1999 to close down the business due to 1999 performance and forecasted decline in sales volume. As a result of that decision, the remaining balance of the related goodwill of $3.1 million was written off and other exiting costs of $1.2 million were recorded.

We estimate the pre-tax savings of the 1999 special charge to be approximately $8.0 million in 2000 and $10.0 million in 2001 and beyond.

Operating Income (Loss)

Operating income in 1997 was $99.7 million compared with $102.2 million in 1998 and, excluding the special charge of $20.2 million, $101.9 million in 1999. The following is an explanation of changes in operating income by business segment.

School Products operating income in 1997 was $108.8 million compared with $127.0 million in 1998 and, excluding the special charge of $4.8 million, $146.7 million in 1999.

   The $18.2 million, or 16.7 percent, increase in 1998 compared with 1997 primarily resulted from:

    .  consolidating all photography processing into one facility;

    . decreased cycle times and lower costs in Yearbooks due to operating plants with common management teams;

    . a one-time pre-tax benefit of $2.3 million in 1998 due to a reduction in the remaining LIFO gold inventories resulting from our expansion of consigned gold;

    .  a decrease in raw material costs for class rings compared with 1997;
       and

    . a one-time charge of $2.6 million in 1997 to close an announcement plant.

   These were partially offset by:

    . a one-time charge of $2.5 million in 1998 to consolidate all photography processing into one facility;

    . higher than expected costs associated with the Nuevo Laredo, Mexico facility; and

    . a one-time pre-tax benefit of $5.4 million in 1997 due to a reduction in a portion of the LIFO gold inventories resulting from our decision to consign gold.

   The $19.7 million, or 15.5 percent, increase in 1999 compared with 1998 primarily resulted from:

    .  increased sales; and

    . manufacturing efficiencies due to exiting the Nuevo Laredo, Mexico facility and moving all ring manufacturing back to the United States.

   These were partially offset by:

    . approximately $2.5 million of expenses incurred in 1999 to exit the Nuevo Laredo, Mexico facility; and

    .  higher costs in 1999 due to problems encountered with JDS.

Recognition had operating income in 1997 of $8.9 million compared with operating income of $10.4 million in 1998 and an operating loss of $0.4 million in 1999.

   The $1.5 million increase in 1998 compared with 1997 was primarily the result of:

    . $3.3 million in material cost reductions, overhead spending reductions and production efficiency improvements; and

    . a partial offset by $1.8 million of additional investments in sales and marketing staff to realign sales management.

   The $10.8 million decrease in 1999 compared with 1998 was primarily due to:

    .  decreased sales;

    . higher costs caused by issues related to the new system implemented in the first quarter of 1999 as part of our year 2000 compliance efforts; and

    . a one-time pre-tax benefit of $1.4 million in 1998 due to a reduction in the remaining LIFO gold inventories resulting from our expansion of consigned gold.

Operating loss for our "Other" segment in 1997 was $18.1 million compared with $35.3 million in 1998 and, excluding the special charge of $15.4 million, $44.5 million in 1999.

The $17.2 million increase in operating loss in 1998 compared with 1997 and $9.2 million increase in operating loss in 1999 compared with 1998 resulted primarily from:

    . higher costs related to investments in information systems as part of our year 2000 compliance efforts; and

    .  higher costs associated with market development activities.

Net Interest Expense

Net interest expense was $6.3 million in 1997 compared with $6.7 million in 1998 and $7.0 million in 1999. The year-over-year increases reflect higher borrowings partially offset by a decline in average interest rates.

Write-off of JLC Notes Receivable, Net

In June 1995 we sold our Jostens Learning Corp. ("JLC") curriculum software subsidiary to a group led by Bain Capital, Inc. As partial consideration for the sale, we received two notes which were subsequently discounted and recorded at their estimated fair values. In addition, a transaction gain of $13.2 million was deferred in accordance with the SEC Staff Accounting Bulletin No. 81, "Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity." The notes were subsequently recorded at their estimated fair value of $12.9 million, net of deferred gain.

In January 1999, we received information indicating to us that the carrying value of the notes was permanently impaired. As a result, we wrote-off $12.0 million in 1998 for the carrying value of the notes, net of miscellaneous JLC-related assets and liabilities, plus $3.7 million of net deferred tax assets associated with the initial sale of JLC. We did not record a tax benefit related to the write-off for financial reporting purposes because the tax benefit may not be realized.

Income Taxes

Our 1997 effective income tax rate was 38.8 percent compared with 49.9 percent in 1998 and 42.2 percent in 1999. The 11.1 percentage point increase in 1998 from 1997 and the 7.7 percentage point decrease in 1999 from 1998 were primarily due to the write-off in 1998 of $3.7 million of net deferred tax assets related to our 1995 sale of JLC, and the fact that no tax benefit was recorded for financial reporting purposes on the JLC-notes that were written off.

Other items that impacted our tax rates for the three years included: the recognition of $2.0 million of accumulated net operating loss carryforwards benefits in 1997 through the reversal of a deferred tax asset valuation reserve as a result of combining our U.S. Photography legal entity with the main U.S. businesses; a benefit of $0.8 million for the reduction of a valuation reserve in 1998 to reflect the utilization of previously reserved foreign tax credits as a result of executed tax planning strategies; and the write-off of $3.1 million of nondeductible goodwill in connection with the special charge in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash needs are for debt obligations, capital expenditures, working capital, and general corporate purposes. Cash generated from operating activities and proceeds in connection with the transaction including a new senior secured credit facility, issuance of the senior subordinated notes, issuance of redeemable preferred stock, and issuance of common stock were our main sources of liquidity for the six month period ended July 1, 2000. These funds covered our cash payments made in connection with the transaction, including $25.25 for each share of common stock tendered, debt acquisition costs and the pay-off of borrowings under the credit facilities existing prior to the transaction. In addition, we made investments in property and equipment.

Cash generated from operating activities and availability under short-term borrowing agreements have been our principal sources of liquidity in 1997, 1998 and 1999. These funds covered our share repurchase, dividend payments, and investments in property and equipment and equity investments.

We believe that cash flow from our operating activities, combined with the availability of funds under our new revolving credit facility will be sufficient to support our operations and liquidity requirements for the foreseeable future.

Operating Activities

Operating activities generated cash of $13.1 million in the first six months of 2000, compared with $67.3 million for the same period in the prior year. The decrease of $54.2 million was primarily due to lower net income related to cash payments associated with the transaction. In addition, during the six months ended July 1, 2000, cash was unfavorably impacted by the timing of customer deposits and accounts payable and favorably impacted by reduced inventories.

Operating activities generated cash of $116.7 million in 1997 compared with $101.6 million in 1998 and $125.2 million in 1999. The $15.1 million decrease in 1998 over 1997 primarily reflected a change in the timing of customer deposit collections resulting from a vendor change in the JDS program. The $23.6 million increase in cash generated in 1999 compared with 1998 was primarily due to increased customer deposits, partially offset by other working capital decreases.

Investing Activities

Capital expenditures for the first six months of 2000 were $7.2 million, compared with $13.3 million for the same period in 1999. The decrease of $6.1 million relates primarily to higher capital expenditures in 1999 on information systems.

Capital expenditures in 1997, 1998 and 1999 were $24.4 million, $36.9 million and 27.8 million, respectively. The $12.5 million increase in 1998 over 1997 and the $9.1 million decrease in 1999 over 1998 was primarily due to higher spending in 1998 to replace information systems to ensure year 2000 compliance.

In 1997, we invested $9.5 million to purchase Gold Lance, our retail class ring sales channel. An impairment charge of $4.6 million was recorded as part of the 1999 special charge for the write-off of goodwill associated with this sales channel. In 1999 we invested $10.6 million to take minority equity positions in three privately-held Internet-based companies which we believe will leverage our access into, and our sales representatives' relationships with, schools. Subsequent to July 1, 2000, we sold our entire ownership position in one of these investments for $5.0 million.

Financing Activities

Net cash used for financing activities in the first six months of 2000 was $7.9 million, compared with $43.8 million for the same period in 1999. The decrease of the net cash used for financing activities of $35.9 million was primarily due to proceeds from the new senior secured credit facility, issuance of the senior subordinated notes, issuance of redeemable preferred stock and issuance of common stock in connection with the transaction. In addition, we had no common stock repurchases in 2000 and no dividend was paid in the second quarter of 2000. These decreases were offset by payment of $25.25 for each share of common stock tendered in the transaction and the pay-off of credit facilities existing prior to the transaction.

As a result of the recapitalization, we have significantly more debt which will result in much higher interest expense and a decline in operating cash flows which could adversely affect our future financial health. The senior secured credit facility requires that we meet certain financial covenants, ratios and tests including a maximum leverage ratio and a minimum interest coverage ratio.

Dividends paid in 1997 were $34.2 million compared with $32.3 million in 1998 and $30.0 million in 1999. The year-over-year decreases are the result of common stock repurchases in each of the years. Our new credit facility and indenture governing the notes restrict us from paying dividends.

The following table summarizes total amounts available under various borrowing agreements as of the end of 1999:

                                                                    Amount
                                  Expiration date Total amount available at the
                                   of agreement   of agreement   end of 1999
                                  --------------- ------------ ----------------
                                                  (in millions)
Five-year bank credit
 agreement......................    12/20/2000       $180.0          $62.4
Unsecured demand facilities with
 three banks....................           (1)         54.5           54.5
Precious metals consignment
 arrangement (2)................     5/31/2000         25.0            2.9
                                                     ------         ------
                                                     $259.5         $119.8
                                                     ======         ======

--------
(1) Facilities are subject to periodic review from time to time and at least annually.
(2) See Note 5 of Notes to Consolidated Financial Statements.

COMMITMENTS AND CONTINGENCIES

Environmental

As part of our environmental management program, we are involved in various environmental remediation activities. As sites are identified and assessed in this program, we determine potential environmental liabilities. Factors considered in assessing liability include, but are not limited to: whether we have been designated as a potentially responsible party, the number of other potentially responsible parties designated at the site, the stage of the proceedings and available environmental technology. As of the end of 1999, we had identified three sites requiring further investigation. However, we have not been designated as a potentially responsible party at any site.

We have assessed the likelihood that a loss has been incurred at one of these sites as probable, and based on findings included in remediation reports and from discussions with legal counsel, estimated the potential loss to be between $2.8 million to $3.8 million. For the six months ended July 1, 2000, we made payments of $1.0 million related to the costs of the remediation. As of July 1, 2000, we had a remaining accrual of $2.5 million which is included in "other accrued liabilities" on the consolidated balance sheets. While we may have a right of contribution or reimbursement under insurance policies, amounts recoverable from other entities with respect to a particular site are not considered until recoveries are deemed probable. No assets for potential recoveries were established as of the end of 1999.

Litigation

In January 1999, a federal judge in Texas overturned a jury's $25.3 million verdict against Jostens in an antitrust lawsuit. The judge, acting on Jostens' post-trial motions, set aside the jury's verdict and dismissed all claims against Jostens in the case. Yearbook competitor Taylor Publishing Company, the plaintiff in the case, has appealed the decision and is seeking to have the jury verdict reinstated. On July 10, 2000, the Fifth Circuit affirmed the trial court's entry of judgment as a matter of law on Jostens' behalf. On July 24, 2000, Taylor filed a petition with the Fifth Circuit to rehear the case in front of the panel that heard the appeal. The petition was denied. If the jury verdict is reinstated, the payment of damages would be material to our results of operations and could adversely affect our ability to make payments on the notes. Taylor has until October 23, 2000 to petition the U.S. Supreme Court to review the case. No costs were accrued related to the lawsuit because we believe a loss is not "probable and estimable."

Following the public announcement of the merger, three purported class actions were filed, two on December 30, 1999 and the third on January 14, 2000, in the Fourth Judicial District of the District Court for the State of Minnesota, County of Hennepin. By order of the Honorable Daniel H. Mabley dated January 21, 2000, the Actions were consolidated, and the Complaint in File No. MC 99-18533 was thereafter designated as the

Consolidated Complaint. An amended Consolidated Complaint was filed on February 23, 2000 and we filed an answer on March 24, 2000 denying all material allegations. On May 9, 2000, we agreed in principle to settle the three purported class actions. The settlement is subject to court approval.

Jostens is a party to other litigation arising in the normal course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. We believe the effect on our consolidated results of operations and financial position, if any, for the disposition of these matters will not be material.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in years beginning after June 15, 2000. The effect of adopting the Statement is not currently expected to have a material effect on our future financial position or overall trends in results of operations.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), which summarizes certain of the SEC's views regarding the application of generally accepted accounting principles to revenue recognition in financial statements. We are in the process of analyzing the requirements of SAB 101 and are required to comply with its provisions by the fourth quarter of 2000. Management believes the ultimate outcome will not have a significant effect on our consolidated results of operations, financial position or liquidity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are subject to market risk associated with changes in commodity prices, interest rates and foreign currency exchange rates. To reduce any one of these risks, we may at times use financial instruments. All hedging transactions are authorized and executed under clearly defined policies and procedures, which prohibit the use of financial instruments for trading purposes.

Commodity Price Risk

Our results of operations could be significantly affected by changes in the price of gold. To manage the risk associated with gold price changes, on an annual basis we simultaneously set our pricing to customers and enter into gold forward or option contracts based upon the estimated ounces needed to satisfy customer requirements. We prepared a sensitivity analysis as of the end of 1999 to estimate our exposure to market risk on our open gold forward purchase contracts. The fair market value of our gold positions was calculated by valuing each position at quoted futures prices as of the end of 1999 and 1998 and July 3, 1999, and was $18.0 million, $17.8 million and $17.8 million, respectively. The market risk associated with these contracts was $1.8 million as of the end of 1999, 1998, and July 3, 1999 and is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. At July 1, 2000, we had no open gold forward purchase contracts. We anticipate we will enter into new contracts in the second half of 2000.

Interest Rate Risk

For 1999 and 1998 our earnings were affected by changes in short-term interest rates as a result of our issuing short-term commercial paper. For 2000, our earnings are affected by changes in the LIBOR as a result of our new senior secured credit facility. The fair market value of our long-term debt approximated the carrying value. If short-term interest rates or the LIBOR averaged 10 percent more or less in 1999 and 2000, our interest expense would have changed by approximately $1.3 million for the six month period in 2000 and $0.7 million for the year in 1999 and 1998.

As a result of the transaction, our earnings could be highly affected by changes in the London Interbank Offered Rate ("LIBOR") due to our new senior secured credit facility which bears a variable rate predominantly linked to the LIBOR as determined in three month intervals. To reduce our exposure to these interest rate changes, we entered into an interest rate swap agreement on July 7, 2000. The interest rate provided by the swap agreement is fixed at 7.0 percent in lieu of LIBOR. The swap agreement became effective on August 15, 2000 with a notional amount of $135 million, decreasing to $70.0 million quarterly over the next three years. The notional amount is used to measure the interest to be paid or received and does not represent the amount of exposure.

Foreign Currency Risk

We may enter into foreign currency forward contracts to hedge purchases of inventory in foreign currency. The purpose of these hedging activities is to protect us from the risk that inventory purchases denominated in foreign currencies will be adversely affected by changes in foreign currency rates. Our principal currency exposures relate to the Canadian dollar and German mark. We consider our market risk in such activities to be immaterial. Our foreign operations are primarily in Canada, and substantially all transactions are denominated in the local currency. Therefore, the exposure to exchange risks is not considered to be material.

                                    BUSINESS

Overview

   Jostens is the nation's leading provider of school-related affinity products and services including yearbooks, class rings and graduation products. We also have the leading market share for school photography services in Canada. In addition, we are a leading provider of corporate employee service recognition programs and achievement awards and products for athletic champions. Our 103-year history of manufacturing and providing quality products and superior service has enabled us to develop long-standing and extensive relationships with schools throughout the country. We estimate that U.S. sales of high school and college yearbooks, class rings and graduation products are approximately $1.5 billion annually. We believe that in recent years we have had a domestic market share in each of senior high school yearbooks, class rings and graduation products of approximately 45%. In the aggregate, for these product lines we believe that we have nearly twice the market share of our largest competitor. In 1999, we generated net sales of $782.4 million.

   Our two major business segments are School Products and Recognition. The School Products segment serves the high school, college and elementary school markets and accounted for 86.3% of our net sales in 1999. High schools accounted for approximately 85% of the segment's net sales in 1999. The School Products segment is comprised of four principal lines of products and services:
Yearbooks, Class Rings, Graduation Products and Photography.

   The Recognition segment accounted for 12.4% of our net sales in 1999. This segment provides products and services that assist companies in recognizing and rewarding employee service and achievement of performance objectives. The Recognition segment also produces awards for professional sports team accomplishments and affinity products for special interest associations.

   The remainder of our net sales is derived primarily from school-related affinity products sales to Latin America and Europe. This segment accounted for approximately 1.3% of our net sales in 1999.

Industry

   School-Related Affinity Products and Services

   The market for school-related affinity products has historically been characterized by stable revenues and cash flows. The industry is concentrated around five competitors who offer some combination of yearbooks, class rings and/or graduation products on a national level. The market for these products and services is estimated to be approximately $1.5 billion, with the vast majority of sales generated from the high school segment of the market. The U.S. Department of Education has projected that the number of high school graduates will increase by approximately 1.3% per year from 2.75 million in 1999 to 3.09 million by 2008, based on birth rates in the 1980s and early 1990s.

   The following table shows the historical and projected number of U.S. high school graduates from 1983 to 2008:

                             High School Graduates

                             High School                           High School
     Year                     Graduates    Year                   Graduates (1)
     ----                   -------------- ----                   --------------
                            (in thousands)                        (in thousands)
     1983.................      2,888      1996.................      2,573
     1984.................      2,767      1997.................      2,573
     1985.................      2,677      1998.................      2,653
     1986.................      2,643      1999.................      2,751
     1987.................      2,694      2000.................      2,847
     1988.................      2,773      2001.................      2,875
     1989.................      2,727      2002.................      2,887
     1990.................      2,586      2003.................      2,909
     1991.................      2,503      2004.................      2,972
     1992.................      2,482      2005.................      2,976
     1993.................      2,490      2006.................      2,985
     1994.................      2,479      2007.................      3,044
     1995.................      2,538      2008.................      3,093

--------
Source: U.S. Department of Education, National Center for Education Statistics,
        Projections of Education Statistics to 2008, October 1997.

(1) Projected

   We believe that we are the largest of the national competitors in each of yearbooks, class rings and graduation products. Other national competitors include Herff Jones, Inc., Commemorative Brands Inc., Taylor Publishing Company and Walsworth Publishing Company. The high school and college market for yearbooks in the United States is approximately $585 million. The market for class rings in the United States is approximately $520 million. Approximately 75% of high school class rings are sold directly in schools and approximately 25% are sold through retail chains and local jewelers. The market for graduation products in the United States is approximately $430 million.

   The school photography market, estimated at approximately $1.0 billion for North America, is highly fragmented, with Lifetouch Inc. being the largest provider. We believe Jostens is the largest school photography provider in Canada.

   Providers of school-related affinity products and services compete on the basis of quality, customer service, on-time delivery, breadth of product offering and price. Barriers to new entrants in the school affinity products and services market are high primarily due to the highly customized nature of the products, which require significant capital investment on the part of the provider, and the established position of the existing competitors.

   Corporate Recognition Products and Services

   The corporate recognition products and services industry is highly fragmented with the four largest competitors collectively representing approximately 30% of the market. The corporate recognition products and services industry includes awards and programs that recognize employee achievement. We believe Jostens is the second largest national competitor in this industry with an approximate seven percent market share on a revenue basis. Other national competitors include O.C. Tanner Recognition Company, The Robbins Company and The Tharpe Company, Inc. Competition is based on breadth of product offering, program management and price.

   Our recognition products fit within a broad collection of market niches and our competitors include a significant number of well developed and varied competitors. Recognition products are marketed through retail outlets, independent sales representatives (who develop programs with corporate and other clients), and directly to corporations through direct mail campaigns.

School Products Segment

   We estimate that U.S. sales of high school and college yearbooks, class rings, and graduation products are approximately $1.5 billion annually. The market for school-related affinity products has historically been characterized by stable revenues and cash flows. We provide customized products, as well as dedicated technical support and customer service through our approximately 5,900 School Products employees and 13 manufacturing facilities. We have approximately 570 independent sales representatives who sell and distribute yearbooks, class rings and graduation products primarily to high schools in the United States. In addition, we have approximately 50 employee representatives who service colleges in the United States and focus primarily on selling and distributing class rings and graduation products. Our sales representatives establish and maintain extensive customer relationships with school officials and faculty and in the vast majority of cases we are designated by the schools as the sole supplier of particular school-related affinity products.

   Yearbooks

   We are the leading manufacturer of yearbooks sold to schools in the United States, serving approximately 45% of senior high schools in 1999. Our independent sales representatives coordinate with technical support employees based in our five printing facilities to assist students and faculty advisors with the planning, editing and layout of yearbooks. We also manage the production, printing and distribution of student-created yearbooks. With a new class of students each year and periodic faculty advisor turnover, our representative is often a school's point of continuity for the yearbook production process on a year-to-year basis.

   In 1997, we launched Jostens Direct Solutions ("JDS"), a program whereby selected high schools have authorized us to implement a direct payment program with parents of students. This program represents an improvement over the traditional method of payment and collections, where schools had to serve as an intermediary by collecting, holding and disbursing funds. JDS reduces administrative burdens for high schools by streamlining the yearbook order process and improves our collections and cash flow. We believe that JDS has also provided parents of students with a greater awareness of our broad yearbook product offerings, including customization options. We are investing in enhanced digital technology to meet student demand for increased color pages and to offer additional personalization and customization features.

   In addition to yearbooks, a small portion of Yearbook net sales is derived from printing commercial brochures and promotional books and materials. Yearbooks accounted for $262.8 million, or 38.9%, of the School Products segment net sales in 1999.

   Class Rings

   Jostens is the leading provider of class rings, serving approximately 46% of U.S. senior high schools in 1999. We manufacture and sell class rings primarily to high school students through our network of independent sales representatives. The authorized in-school access of the sales representatives allows them to stimulate demand through school-endorsed marketing campaigns, parents' nights and delivery-related events such as ring dances. Our extensive investment in proprietary ring dies and tooling, as well as our manufacturing expertise, enables us to offer highly customized class rings. Class Rings contributed $203.5 million, or 30.1%, of our School Products segment net sales in 1999.

   Approximately 75% of high school class rings in the United States are sold in schools and approximately 25% are sold through retail channels including mass merchandisers and local jewelry stores. We focus principally on the in-school market and maintain a relatively small share of the retail market. Class rings sold through retail jewelers and mass merchandisers are generally lower priced rings than class rings sold through schools. In addition, we believe that retail sales of class rings are characterized by lower margins than sales directly to the school market.

   Graduation Products

   Jostens is the leading provider of graduation products, serving approximately 53% of U.S. senior high schools in 1999. We produce caps and gowns, diplomas and announcements, and sell these products as well as graduation-related accessories through the same sales representatives who sell our class rings. We have a proven track record of providing on-time delivery of our wide array of graduation products, a critical component of our customers' satisfaction. Graduation Products contributed $163.2 million, or 24.2%, of our School Products segment net sales in 1999.

   Photography

   Our sales of school photography services are divided between Canada and the United States. We believe that in Canada we are the leading provider, serving approximately 40% of students in 1999. Through our network of sales representatives we provide class and individual school pictures for high school, middle and elementary school students. Additionally, we provide high school senior portrait photography, photography for proms and other special events, and other photo-based products such as student ID cards. We are currently testing digital photography services for both school services and special events. Photography contributed $46.0 million, or 6.8%, of our School Products segment net sales in 1999.

Recognition Segment

   Jostens is a leading provider of corporate recognition products and services with an estimated market share of seven percent of the U.S. market on a revenue basis in 1999. We serve customers ranging from small and mid-size companies to global corporations, professional sports teams and special interest associations. Our approximately 60 independent sales representatives, together with our employees, design and administer programs to assist customers in recognizing and rewarding employee service and performance. We also market rings to championship sports organizations of the NBA, NFL and Major League Baseball. We manufacture almost half the products sold including jewelry, rings, watches and engraved certificates. In addition, we market items manufactured by other companies, such as Lenox, Waterman, Howard Miller, Oneida and Waterford. The Recognition segment contributed $97.0 million, or 12.4%, of our net sales, in 1999.

Competitive Strengths

   We attribute our leading position in the national school-related affinity products and services market and our significant opportunities for continued growth to the following competitive strengths:

   Market Leader in School Businesses

   Jostens is the U.S. market leader in yearbooks, class rings and graduation products with net sales that are nearly twice that of our nearest competitor. We estimate that we have been the market leader in yearbooks, class rings and graduation products for the past 25 years. We currently serve approximately 14,500 of the approximately 25,500 high schools in the United States, including approximately 11,600 of the approximately 16,700 senior high schools in the United States. We have an annual account retention rate of approximately 92%. We believe that our high retention rate is primarily due to our broad product offering, strong reputation for service, quality and on-time delivery, as well as our sales representatives' strong relationships with the schools they serve.

   Extensive Network of Experienced Sales Representatives

   Jostens has the industry's largest network of sales representatives for yearbooks, class rings and graduation products. Our sales representatives have an average tenure of 13 years. Schools typically provide exclusive, authorized access to sell yearbooks, class rings and graduation products. The process of marketing our school products and serving our customers is highly interactive and our independent sales representatives and employees work closely with school administrators and advisors and students. In addition, the creation of a yearbook requires a great deal of in-school work in which the representatives' experience and input is critical. Similarly, the sales process for class rings is driven by school-authorized events and mandatory student meetings at which our sales representatives display and market class rings to students. In addition, the strong relationships that our highly experienced sales representatives have developed with schools, combined with Jostens' technical support, brand name and manufacturing capabilities have created the industry's leading distribution network.

   Highly Customized Products

   Our yearbooks, class rings and graduation products are highly personalized and require specialized manufacturing capabilities. Our continuing investment in these capabilities has enabled us to consistently provide high quality products to our customers in a timely fashion. Each of our major products has unique production characteristics:

     Yearbooks. The production of a yearbook requires extensive interaction among the school yearbook advisor, the student committee, our sales representative, our customer service department and our printing plant employees. Utilizing specialized publishing software, our sales representatives guide students through page layout and book organization and set interim deadlines to ensure production is completed on time. Our customer service and technical support team provides additional continuity in the yearly process, as there is a new student yearbook committee each year and periodic turnover among faculty advisors. As a yearbook is one of a student's most important high school keepsakes, the production and on-time delivery of a high quality product is essential.

     Class Rings. The production of a class ring involves a high degree of skilled and experienced labor. Each school works with our artists and die makers to design and create unique class rings. We maintain an inventory of approximately 1.5 million unique, proprietary ring dies that would be expensive and time consuming to replicate. Rings are further customized by adding a student's name, activities or other personalization. Our skilled labor force operating in four manufacturing facilities produces approximately 1.1 million rings per year.

     Graduation Products. We provide highly customized and personalized announcements, caps and gowns and diplomas to over one million students annually. Our sales representatives work with a school's graduation committee each year to design an announcement, which can contain a number of custom features, including the school's official crest. We maintain an inventory of over 70,000 school crest dies, and have hand-rendered etchings of over 22,000 school buildings and mascots, for use on both announcements and diplomas. In addition to these products, which are typically customized to the school-level, we offer over 30 accessory products to students, many of which may be further customized with school colors or crests and personalized with a student's name or initials.

   Strong and Experienced Management Team

   Jostens is led by an experienced team of senior officers and managers with a record of achieving growth, maintaining long-term relationships with our customers, improving the appeal of existing products and services and successfully bringing to market new products and services. Our five most senior executives collectively have over 40 years of management experience at Jostens.

Business Strategy

   Our objective is to continue to be recognized as the nation's leading provider of school-related affinity products and services. To achieve this objective, we are focusing on the following strategies:

   Expand Jostens Direct Solutions Program

   In 1997, Jostens launched JDS, a program whereby selected high schools have authorized us to contact parents directly. Typically, yearbooks are sold by student committees supervised by a faculty adviser. Through JDS we send yearbook request forms directly to students and their parents at their homes. This allows us to provide easy-to-use direct payment methods, eliminating the burdens of processing paperwork and handling funds for school officials. In addition, we believe parents find it more convenient to buy yearbook accessories and customization features when marketed directly to the home. JDS has improved our working capital due to a more efficient order and payment process. Currently, we offer JDS to approximately 25% of our yearbook customers, and we expect to continue to introduce JDS to additional schools.

   Enhance Core Product Offerings

   We are investing in existing technologies that we believe will enable us to increase product customization and personalization and operate more efficiently. We are developing a series of initiatives in our School Products segment that will allow us to offer enhanced features in our existing product offerings on a cost effective basis. For example, we currently intend to utilize advances in digital technology both to increase color capacity in yearbooks and to offer more highly customized graduation announcements.

   Complement In-School Access with Internet Capabilities

   We believe the Internet provides a strong complement to our traditional sales processes by allowing us to leverage our existing distribution network, strong brand name and long-standing customer relationships through an additional sales channel. The Internet also presents opportunities for us to improve our order taking and processing efficiency and to increase product awareness. Additionally, our management is creating a portfolio of investments in Internet-based companies which we believe complements our access into, and our existing relationships with, schools. Our Internet investments are comprised of: Project Achieve, an Internet-based information management system that integrates and tracks a variety of student and school information; and Planet Alumni, an on-line community for high school alumni and students.

   Continue Operational Improvements

   Jostens has fostered a corporate culture that continually works to reduce costs. Since 1996, we have closed or consolidated six manufacturing facilities and have improved our manufacturing efficiencies at currently operating facilities. We believe there are significant additional cost savings that can be attained in the near term. We have implemented several initiatives designed to simplify our class ring and graduation products ordering and fulfillment processes and our yearbook production process. We believe these initiatives will further increase our efficiencies and reduce our operating costs.

Marketing and Sales

   We believe we have the largest sales force in the school-related affinity products and services industry. Our School Products sales representatives gain access to high schools through administrators or student representatives who are involved in the selection process. Once selected, the sales representative coordinates between the school and our customer service and plant employees to ensure satisfactory quality and service. Yearbooks are sold directly to schools by our sales representatives and their associates. Class rings are sold within the school through temporary order-taking booths, bookstores, other campus stores and retail jewelry stores. Our sales representatives make calls on schools and take sales orders for graduation products through temporary order-taking booths, telemarketing programs, college bookstores and the Internet. Our photography services are sold by our sales representatives who arrange the sittings at individual schools or in their own studios.

   Our independent sales representatives typically operate under one to three year contracts with exclusive non-compete arrangements that prohibit sales of competing products during the term of the arrangement and for a period of time, generally two years, thereafter. Independent sales representatives may employ one or more additional sales representatives in addition to part-time or full-time assistants. We compensate our independent sales representatives on a commission basis, and most independent sales representatives receive an annual draw against commissions earned. In addition, all of an independent sales representative's expenses are the responsibility of the representative, including the cost of promotional materials which we design and produce.

Manufacturing

   Our School Products segment is supported by 13 manufacturing facilities. Of these facilities, five are involved in the production of yearbooks, four in class rings, three in graduation products and one produces photographs for our North American photography product lines. We continually invest in our manufacturing facilities to achieve process improvements and believe these investments along with our significant experience in the industry have made us one of the most efficient manufacturers of school-related affinity products. Additionally, by investing to establish these capabilities, we have been able to consistently provide high quality products to our customers in a timely fashion.

   Our Recognition segment is supported by one manufacturing plant which produces customized jewelry products such as rings, charms and medallions. We also purchase and customize brand-name products such as watches and electronic goods which are assembled at two additional facilities.

Competition

   School Products

   The school-related affinity products and services industry consists primarily of national manufacturers and a number of small regional competitors. We are one of five national competitors in the sale of yearbooks, class rings and/or graduation products along with Herff Jones, Inc., Commemorative Brands Inc., Taylor Publishing Company and Walsworth Publishing Company. We believe that we are the largest of the national competitors in yearbooks, class rings and graduation products based on number of schools served. Herff Jones, Inc. is the only national manufacturer, other than us, that sells each of these three product lines. However, both Commemorative Brands, Inc. and Taylor Publishing Company are owned by affiliates of Castle Harlan, Inc., a New York-based merchant bank, and collectively offer all three products. We believe that due to the size of the market, the time required to develop relationships with schools, the cost of acquiring the equipment and the expertise required for the customization of products, there have been few new entrants since the 1970s.

     Yearbooks. Our principal competition consists of three firms: Herff Jones, Inc., Taylor Publishing Company and Walsworth Publishing Company. All compete on the basis of product offerings, price, print quality, and customer service. Technological offerings in the way of computer-based publishing are becoming significant market differentiators.

     Class Rings. Our competition in class rings consists primarily of two national firms, Herff Jones and Commemorative Brands, Inc. (which markets the Balfour and ArtCarved brands). Herff Jones, Inc. distributes its product in schools, in a manner similar to ours, while Commemorative Brands, Inc. distributes its product through multiple distribution channels including schools, independent and chain jewelers and mass merchandisers. Class rings sold through independent and chain jewelers and mass merchandisers are generally lower priced rings than class rings sold through schools. Customer service is particularly important in the sale of class rings because of the high degree of customization and the emphasis on timely delivery.

     Graduation Products. Like class rings, our primary competition in graduation products consists primarily of Herff Jones, Inc. and Commemorative Brands, Inc. In addition, numerous local and regional competitors offer products similar to ours. Participants in the graduation products market compete on the basis of on-time delivery, price and breadth of product offerings.

     Photography. Our sales of school photography services are divided between Canada and the United States. In Canada, we compete with a variety of regional and local photographers. In the United States our primary competitors are Lifetouch Inc. and Herff Jones, Inc. as well as regional and local photographers. With respect to photography services we compete on the basis of quality, price and on-time delivery.

   Recognition

   Our Recognition business competes primarily with O.C. Tanner, The Robbins Company, and The Tharpe Company, Inc. on a national basis, as well as a large number of regional companies. Our Recognition business focuses on service and product offerings in competing with these companies.

Raw Materials and Suppliers

   The principal raw materials that we purchase are gold, paper products and precious, semiprecious and synthetic stones. The cost of gold and precious, semiprecious and synthetic stones are affected by market volatility. Any increase in the price of gold could adversely affect our cost of sales. To manage the risk associated with gold price changes, on an annual basis we simultaneously set our pricing to customers and enter into gold forward or option contracts based upon the estimated ounces needed to satisfy customer requirements.

   We purchase substantially all synthetic and semiprecious stones from a single supplier, located in Germany. This supplier provides semiprecious and synthetic stones to almost all of the class ring manufacturers in the United States. We believe that the loss of this supplier could adversely affect our business during the time period in which alternate sources adapted their production capacities to meet increased demand.

Backlog

   Because of the nature of our business, generally all orders are filled within a few months from the time of placement. However, our School Products segment obtains student yearbook contracts in one year for a significant portion of the yearbooks to be delivered in the next year. Often the prices of the yearbooks are not established at the time of the order because the content of the books may not be finalized. Subject to the foregoing qualifications, we estimate the backlog of orders related to continuing operations was approximately $305 million as of the end of 1999, compared with $292 million as of the end of 1998, primarily related to student yearbooks, class rings and graduation products. Most of our 1999 backlog was filled in 2000.

Environmental

   Our operations are subject to a wide variety of federal, state and local laws and regulations governing emissions to air, discharge to waters, the generation, handling, storage, transportation, treatment and disposal of hazardous substances and other materials, and employee health and safety matters. As part of our environmental management program, we are involved in various environmental remediation activities. As sites are identified and assessed in this program, we determine potential environmental liability. We consider a number of factors in order to assess liability, including: whether we had been designated as a potentially responsible party, the number of other potentially responsible parties designated at the site, the stage of the proceedings and available environmental technology. As of January 1, 2000, we had identified three sites requiring further investigation. However, we have not been designated as a potentially responsible party at any site.

   We believe that it is probable that a loss has been incurred at one of our sites and, based on findings included in remediation reports and discussions with legal counsel, we estimate the total cost of this remediation to be between $2.8 million to $3.8 million. We have made payments of approximately $2.3 million during fiscal 2000 related to the costs of this remediation. As of July 31, 2000, we had a remaining accrual of $1.2 million. While we may have a right of contribution or reimbursement under insurance policies, we are not considering amounts recoverable from other entities with respect to a particular site until recoveries are deemed probable. No assets for potential recoveries were established as of January 1, 2000.

Employees

   On average, we employ approximately 6,200 people, of whom approximately 300 are members of two separate unions. Due to the seasonal nature of our business, our number of employees tends to vary significantly. We have never suffered an interruption of business that had a material impact on our operations as a result of a labor dispute and consider our relationship with our employees to be good.

Intellectual Property

   We have licenses, trademarks and copyrights that in aggregate are an important part of our business. However, we do not regard our business as being materially dependent upon any single license, trademark or copyright. We have trademark registration applications pending and will pursue other registrations as appropriate to establish and preserve our intellectual property rights.

Properties

   A summary of the physical properties that we use, arranged according to significant business segments, follows:

 Business                                             Owned or  Approximate
  Segment         Location         Type of Property    Leased  Square Footage
-----------  -------------------  ------------------- -------- --------------
School
 Products    Anaheim, CA          Office               Leased      12,000
             Attleboro, MA        Manufacturing        Owned       52,000
             Burnsville, MN       Manufacturing        Leased      47,000
             Clarksville, TN      Manufacturing        Owned      105,000
             Denton, TX           Manufacturing        Owned       56,000
             Laurens, SC          Manufacturing        Owned       98,000
             Laurens, SC          Warehouse            Leased     105,000
             Laurens, SC          Warehouse            Leased      73,500
             Owatonna, MN         Office               Owned       88,000
             Owatonna, MN         Manufacturing        Owned       30,000
             Owatonna, MN         Warehouse            Leased      29,000
             Red Wing, MN         Manufacturing        Owned      132,000
             Shelbyville, TN      Manufacturing        Owned       87,000
             State College, PA    Manufacturing        Owned       66,000
             Topeka, KS           Manufacturing        Owned      236,000
             Visalia, CA          Manufacturing        Owned       96,000
             Winnipeg, MAN        Manufacturing        Owned       69,000
             Winnipeg, MAN        Office               Leased      28,000
             Winston-Salem, NC    Manufacturing        Owned      132,000
             Webster, NY (1)      Manufacturing        Owned       60,000
Recognition  Memphis, TN          Distribution Center  Owned       67,000
             Princeton, IL        Manufacturing        Owned       65,000
             Princeton, IL        Building             Owned       14,750
             Saddle Brook, NJ (2) Office               Leased       6,000
             Sherbrooke, QUE      Distribution Center  Leased      15,000
Other        Bloomington, MN      Office               Owned      116,000
             Bloomington, MN      Office               Leased      37,000

--------
(1) Closed and currently held for sale.
(2) Currently subleasing.

   We believe that our production facilities are suitable for their purpose and are adequate to support our businesses. The extent of utilization of individual facilities varies due to the seasonal nature of our business.

Legal Proceedings

In January 1999, a federal judge in Texas overturned a jury's $25.3 million verdict against Jostens in an antitrust lawsuit. The judge, acting on Jostens' post-trial motions, set aside the jury's verdict and dismissed all claims against Jostens in the case. Yearbook competitor Taylor Publishing Company, the plaintiff in the case, has appealed the decision and is seeking to have the jury verdict reinstated. On July 10, 2000, the Fifth Circuit affirmed the trial court's entry of judgment as a matter of law on Jostens' behalf. On July 24, 2000, Taylor filed a petition with the Fifth Circuit to rehear the case in front of the panel that heard the appeal. The petition was denied. If the jury verdict is reinstated, the payment of damages would be material to our results of operations and could adversely affect our ability to make payments on the notes. Taylor has until October 23, 2000 to petition the U.S. Supreme Court to review the case. No costs were accrued related to the lawsuit because we believe a loss is not "probable and estimable."

Following the public announcement of the merger, three purported class actions were filed, two on December 30, 1999 and the third on January 14, 2000, in the Fourth Judicial District of the District Court for the State of Minnesota, County of Hennepin. By order of the Honorable Daniel H. Mabley dated January 21, 2000, the Actions were consolidated, and the Complaint in File No. MC 99-18533 was thereafter designated as the Consolidated Complaint. An amended Consolidated Complaint was filed on February 23, 2000 and we filed an answer on March 24, 2000 denying all material allegations. On May 9, 2000, we agreed in principle to settle the three purported class actions. The settlement is subject to court approval.

Jostens is a party to other litigation arising in the normal course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. We believe the effect on our consolidated results of operations and financial position, if any, for the disposition of these matters will not be material.

International Operations

   Our foreign sales are derived primarily from our operations in Canada. Local taxation, import duties, fluctuation in currency exchange rates and restrictions on exportation of currencies are among the risks attendant to foreign operations, but we do not consider these risks to be material with respect to our business. The profit margin on foreign sales is approximately the same as our profit margin on domestic sales.

                                   MANAGEMENT

   The following table sets forth certain information regarding our directors and executive officers.

Name                     Age Title
----                     --- -----
Robert C. Buhrmaster....  53 Chairman of the Board of Directors, President
                             and Chief Executive Officer
William N. Priesmeyer...  55 Senior Vice President and Chief Financial Officer
Carl H. Blowers.........  60 Senior Vice President--Manufacturing
Michael L. Bailey.......  44 Senior Vice President--School Solutions
Gregory S. Lea..........  48 Vice President--Business Ventures
William J. George.......  51 Vice President, General Counsel and Corporate Secretary
Lee U. McGrath..........  44 Vice President and Treasurer
Charles J. Philippin....  50 Director
James O. Egan...........  51 Director
Charles K. Marquis......  57 Director
Steven G. Puccinelli....  41 Director
George Visnyei..........  51 Director
David A. Tayeh..........  33 Director
Robert G. Sharp.........  35 Director

   Robert C. Buhrmaster joined Jostens in December 1992 as Executive Vice President and Chief Staff Officer. He was named President and Chief Operating Officer in June 1993; was named Chief Executive Officer in March 1994; and was named Chairman in February 1998. Prior to joining Jostens, Mr. Buhrmaster worked for Corning, Inc. for 18 years, most recently as Senior Vice President. He is also a director of The Toro Company.

   William N. Priesmeyer joined Jostens in August 1997 in his current position. From April to August 1997, Mr. Priesmeyer was Senior Vice President and CFO of MVE Holdings. From 1994 to 1997, he was Senior Vice President and CFO with Waldorf Corp.; and from 1993 to 1994 was Vice President and CFO for DataCard Corp.

   Michael L. Bailey joined Jostens in 1978. He has held a variety of leadership positions including director of marketing, planning manager for manpower and sales, national product sales director, division manager for Yearbooks, printing operations manager and Vice President--Jostens School Solutions. He was appointed to his current position in February 2000.

   Carl H. Blowers joined Jostens in May 1996 as an independent consultant serving as Division Vice President, Manufacturing & Engineering and was hired as an employee in 1997. He was appointed to his current position in February 1998. Prior to joining Jostens, Mr. Blowers worked for Corning, Inc. for 27 years, most recently as Vice President and General Manager of Corning's Advanced Materials and Process Technologies Division.

   Gregory S. Lea joined Jostens in November 1993 as Vice President--Total Quality Management. From June 1995 to January 2000 he was Vice President and General Manager--Colleges and Universities. He was named to his current position in February 2000. Prior to joining Jostens, Mr. Lea spent 19 years with International Business Machines Corp. in various financial, operations and quality positions.

   William J. George joined Jostens in February 1999 in his current position. From 1995 to 1999, Mr. George was Vice President, General Counsel and Secretary of Simplex Time Recorder Co. From 1978 to 1995, he worked for Honeywell, Inc., most recently as Vice President and Associate General Counsel.

   Lee U. McGrath joined Jostens in May 1995 in his current position. For the six years prior to joining Jostens, he was the assistant treasurer for H.B. Fuller Company.

   Charles J. Philippin became one of our directors upon consummation of the recapitalization. Mr. Philippin was an executive of Investcorp or one or more of its wholly owned subsidiaries from 1994 until this year. Prior to joining Investcorp, Mr. Philippin was a partner in the accounting firm of Coopers & Lybrand L.L.P. (now PricewaterhouseCoopers LLP). Mr. Philippin is currently the Chief Executive Officer of Online Retail Partners.

   James O. Egan became one of our directors upon consummation of the recapitalization. Mr. Egan has been an executive of Investcorp or one or its wholly owned subsidiaries since January 1999. Prior to joining Investcorp, Mr. Egan was a partner in the accounting firm of KPMG from October 1997 to December 1998. Prior to that, Mr. Egan was a Senior Vice President and Chief Financial Officer of Riverwood International, a paperboard, packaging and machinery company, from May 1996 to September 1997. Prior to that, Mr. Egan was a partner in the accounting firm of Coopers & Lybrand L.L.P. (now PricewaterhouseCoopers
LLP). Mr. Egan is a director of CSK Auto Corporation, Harborside Healthcare Corporation and Werner Holding Co. (DE), Inc.

   Charles K. Marquis became one of our directors upon consummation of the recapitalization. Mr. Marquis has been a senior advisor to Investcorp or one or more of its wholly owned subsidiaries since January 1999. Prior to joining Investcorp, Mr. Marquis was a partner in the law firm of Gibson, Dunn & Crutcher, LLP. Mr. Marquis is a director of CSK Auto Corporation, Stratus Computer Systems International S.A., Tiffany & Co., and Werner Holding Co.
(DE), Inc.

   Steven G. Puccinelli became one of our directors in July 2000. Mr. Puccinelli has been an executive of Investcorp or one or more of its wholly owned subsidiaries since July 2000. Prior to joining Investcorp, Mr. Puccinelli was a Managing Director at Donaldson, Lufkin & Jenrette.

   George Visnyei became one of our directors in August 2000. Mr. Visnyei has been an executive of Investcorp or one or more of its wholly owned subsidiaries since 1996. Prior to joining Investcorp, Mr. Visnyei was a partner with Coopers & Lybrand L.L.P. (now PricewaterhouseCoopers LLP).

   David A. Tayeh became one of our directors upon consummation of the recapitalization. Mr. Tayeh has been an executive of Investcorp or one or more of its wholly owned subsidiaries since February 1999. Prior to joining Investcorp, Mr. Tayeh was a Vice President in investment banking at Donaldson, Lufkin & Jenrette.

   Robert G. Sharp became one of our directors upon consummation of the recapitalization. Mr. Sharp has been an executive of DB Capital Partners, Inc., the general partner of DB Capital Investors, since October 1999. Prior to joining DB Capital Investors, Mr. Sharp was an executive at Investcorp or one or more of its wholly owned subsidiaries.

Executive Compensation

   The following table sets forth the cash and non-cash compensation for 1999, 1998 and 1997 awarded to or earned by the Chief Executive Officer, the four other most highly compensated executive officers, and one former executive officer of Jostens.

                           Summary Compensation Table

                                        Annual
                                     Compensation    Long-term compensation
                                  ------------------ ----------------------
                                                     Restricted Securities  All Other
                                                       Stock    Underlying   Compen-
Name and Principal Position  Year  Salary  Bonus (1) Awards (2) Options (#) sation (3)
---------------------------  ---- -------- --------- ---------- ----------- ----------
Robert C. Buhrmaster....     1999 $536,154 $273,266   $243,873    100,000    $     --
 Chairman of the Board,      1998  496,154  324,000         --     75,000     286,344
 President and Chief         1997  467,307  167,227         --     60,000          --
 Executive Officer

David J. Larkin.........     1999 $348,650 $153,516   $143,028     55,000    $492,000
 Executive Vice              1998  304,927  138,918     10,639    100,000     225,785
 President and               1997       --       --         --         --          --
 Chief Operating Officer
 (4)

Carl H. Blowers.........     1999 $296,471 $124,524   $115,909     25,000    $     --
 Senior Vice President       1998  290,097  118,288         --     70,000     100,221
 Manufacturing (5)           1997  249,231   66,746         --     21,000          --

William N. Priesmeyer...     1999 $262,490 $153,536   $120,144     50,000    $     --
 Senior Vice President       1998  229,154   70,490     15,491     85,000     162,186
 and                         1997   72,692   23,663         --     21,000          --
 Chief Financial Officer
 (6)

Thomas W. Jans..........     1999 $201,891 $ 63,717   $ 60,974     20,000    $202,550
 Vice President--            1998  195,261  100,006         --     31,500      71,586
 Consumer Marketing and      1997  197,308   27,207     35,719     30,000          --
 Channel Development (7)

John J. Mann............     1999 $113,465 $ 86,846   $     --     25,000    $313,998
 Vice President and          1998  209,231   72,463         --     41,500      71,586
 General Manager--           1997  207,692   66,485     35,719     30,000          --
 Scholastic (8)

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(1) Bonuses for 1999, 1998 and 1997 were paid in February of the following year. Amounts in 1999 include payments under the Performance Pays bonus program as follows: Mr. Buhrmaster: not eligible; Mr. Larkin, $12,900; Mr. Blowers, $10,969; Mr. Priesmeyer, $9,712; Mr. Jans, $7,470; and Mr. Mann, not eligible. Amounts in 1998 include payments under the Performance Pays bonus program as follows: Mr. Buhrmaster: not eligible; Mr. Larkin, $11,343; Mr. Blowers, $10,792; Mr. Priesmeyer, $8,525; Mr. Jans, $7,264;
    and Mr. Mann, $7,783. Amounts in 1997 include payments under the Performance Pays bonus program as follows: Mr. Buhrmaster, $5,227; Mr. Blowers, $2,788; Mr. Priesmeyer, $1,163; Mr. Jans $2,207; and Mr. Mann, $2,323. The Performance Pays bonus program was introduced in 1997 for all of Jostens' non-union employees and is based on Jostens' net income performance.
(2) Amounts in 1999 include awards of restricted stock under the Executive Stock Purchase Program. The total number and value of restricted stock holdings as of the end of 1999 was calculated by multiplying the average of the high and low trading prices of our common stock on the last trading day of 1999 ($24.2188) by the number of restricted shares held for the named officers as follows: Mr. Buhrmaster, 10,135 shares valued at $245,458; Mr. Larkin, 6,411 shares valued at $155,267; Mr. Blowers, 4,817 shares valued at $116,662; Mr. Priesmeyer, 5,673 shares valued at $137,393; and Mr. Jans, 4,034 shares valued at $97,699. Amounts in 1998 were for restricted stock awarded to Mr. Larkin and Mr. Priesmeyer as part of their bonus and vest three years from the date of grant. Amounts in 1997 were for restricted stock awarded to Mr. Jans and Mr. Mann upon their appointment as officers in May 1997 and upon Mr. Mann's date of hire in April 1996.

(3) The 1999 amounts for Mr. Larkin and Mr. Jans are accruals related to the termination of their employment as part of the restructuring plan announced in the fourth quarter of 1999. The accrual amounts were estimated based on terms set forth in the Executive Severance Pay Plan. The 1999 amount for Mr. Mann is for salary continuation and other benefits paid or to be paid by Jostens under his separation agreement. Amounts in 1998 include conversion of performance shares granted in 1997 for 1998 company performance. Performance shares were earned at 110 percent of targets. One-half of the amounts were paid in cash and the other half was paid in our common stock based on the average of the high and low trading prices of our common stock on the last trading day of 1998 ($26.0313). The 1998 amounts listed for Mr. Larkin and Mr. Priesmeyer also include the portion of their 1998 bonus they elected to have paid in our common stock, $42,525 and $61,965, respectively.
(4) Mr. Larkin joined Jostens in February 1998. His employment with Jostens was terminated as part of the restructuring plan announced in the fourth quarter of 1999.
(5) Mr. Blowers joined Jostens in May 1996 as an independent consultant and became an employee of Jostens in 1997. He was appointed to his current position in February 1998.
(6) Mr. Priesmeyer joined Jostens in August 1997.
(7) Mr. Jans' employment with Jostens was terminated as part of the restructuring plan announced in the fourth quarter of 1999.
(8) Mr. Mann resigned from Jostens in August 1999 as his position was eliminated. Mr. Mann and Jostens reached a mutually acceptable separation agreement in which his compensation and certain benefits will continue through August 2000.

   Option Grants

   The following table sets forth information concerning stock options granted in 1999, including the potential realizable value of each grant assuming that the market value of our common stock appreciates from the date of grant to the expiration of the option at annualized rates of (a) 5% and (b) 10%, in each case compounded annually over the term of the option. These assumed rates of appreciation have been specified by the Securities and Exchange Commission for illustrative purposes only and are not intended to predict future prices of our common stock, which will depend upon various factors, including market conditions and our future performance and prospects.

                             Option Grants in 1999

                                      Individual Grants
                         --------------------------------------------
                                                                      Potential realizable
                                                                              value
                                                                        at assumed annual
                                                                            rates of
                          Number of  % of total                            stock price
                         securities   options                             appreciation
                         underlying  granted to Exercise                 for option term
                           options   employees    price   Expiration  ---------------------
Name                     granted (#)  in 1999   ($/share) date (1)(2)     5%        10%
----                     ----------- ---------- --------- ----------- ---------- ----------
Robert C. Buhrmaster....   100,000     13.23%   $22.7813    2/4/09    $1,432,703 $3,630,753
David J. Larkin.........    55,000      7.28%    22.7813    2/4/09       787,987  1,996,914
Carl H. Blowers.........    25,000      3.31%    22.7813    2/4/09       358,176    907,688
William N. Priesmeyer...    50,000      6.61%    22.7813    2/4/09       716,352  1,815,376
Thomas W. Jans..........    20,000      2.65%    22.7813    2/4/09       286,541    726,151
John J. Mann............    25,500      3.31%    22.7813    2/4/09       358,176    907,688

--------
(1) Options not yet exercisable generally become exercisable upon a change in control as defined in our Executive Change in Control Severance Pay Plan. The exercise price may be paid in cash, in shares of Jostens' common stock subject to certain conditions or pursuant to a cashless exercise procedure. The proposed merger and recapitalization will constitute a change in control as a result of which all outstanding options will vest and be cancelled in exchange for a cash payment equal to the difference between $25.25 per underlying share and the applicable exercise price.
(2) Options become exercisable in equal installments on February 4 of 2000, 2001 and 2002 so long as employment with Jostens or any of its subsidiaries continues.

   The following table sets forth information concerning the aggregate number of options held and the value of unexercised "in-the-money" options held at the end of 1999, the difference between the aggregate exercise price of all such options held and the market value of the shares covered by such options as of the end of 1999. No options by the named officers were exercised in 1999.

                          Year End 1999 Option Values

                               Number of securities      Value of unexercised
                              underlying unexercised     in-the-money options
                             options at year end 1999    at year end 1999 (1)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Robert C. Buhrmaster........   466,000      170,000    $2,291,223    $181,250
David J. Larkin.............    33,333      121,667        25,000     129,063
Carl H. Blowers.............    55,333       78,667        96,813      70,938
William N. Priesmeyer.......    42,333      113,667        21,250     114,375
Thomas W. Jans..............    61,420       46,000        48,800      44,500
John J. Mann ...............    46,333           --        33,110          --

--------
(1) Based on the average of the high and low trading prices of our common stock on the last trading day of 1999 ($24.2188).

Additional Compensation

   At its meeting held on December 22, 1999, the Jostens board of directors approved additional compensation for Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea for services to be rendered after the merger in connection with our transition to new ownership, including managing the transition process from financial reporting, public relations and sales and marketing perspectives, in an amount equal to $2.5 million in the aggregate. The $2.5 million was allocated among Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea as follows:

                                                                     Additional
   Name                                                             Compensation
   ----                                                             ------------
   Mr. Buhrmaster..................................................   $500,000
   Mr. Priesmeyer..................................................   $800,000
   Mr. Blowers.....................................................   $400,000
   Mr. Bailey......................................................   $500,000
   Mr. Lea.........................................................   $300,000

Compensation Committee Interlocks and Insider Participation

   Mr. Jack W. Eugster, Mr. Mannie L. Jackson and Ms. Brenda J. Lauderback served as members of the Compensation Committee during fiscal year 1999. Neither Mr. Eugster, Mr. Jackson nor Ms. Lauderback was an officer or employee of Jostens or any of its subsidiaries during 1999. Each of Mr. Eugster, Mr. Jackson and Ms. Lauderback were removed from the Board of Directors as well as the Compensation Committee at the effective time of the merger.

Termination of Employment and Change in Control Arrangements

   Termination of Employment

   In August of 1999, we entered into a separation agreement with Mr. Mann. The terms of the agreement provide that Mr. Mann will receive salary and perquisites through August 2000, a management bonus of $36,846 for the first half of 1999, and an additional performance bonus of $50,000. In addition, Mr. Mann will receive an amount covering the difference of any COBRA premiums and the premiums paid for coverage by similarly situated active employees.

   Executive Change in Control Severance Pay Plan

   In 1999, we implemented the Jostens' Executive Change in Control Severance Pay Plan (the "Plan"). The primary purpose of the Plan is to provide severance benefits for our Chief Executive Officer and other members of management or highly compensated employees selected to participate in the Plan by our Chief Executive Officer, whose employment is terminated during the 24-month period following a change in control (as defined in the Plan). The merger was deemed to be a "change in control" under the Plan. Plan participants are eligible to receive severance benefits if their employment is terminated either voluntarily with "good reason" (as defined in the Plan) or involuntarily for any reason other than death or for "cause" (as defined in the Plan). The amount of severance benefits received by a particular employee is based upon the employee's position in Jostens and the employee's base salary plus the higher of the current year's annual incentive target bonus or the three year average of the actual incentive bonus payments to the participant for the three prior years. The range of severance benefits is from 15 months to 36 months and would be paid in a lump sum upon termination. Plan participants are also eligible to receive an additional cash payment from us to the extent the total payments received from this Plan or any other benefit plan is treated as an "excess parachute payment" within the meaning of Section 280(G) of the Internal Revenue Code of 1986, as amended. Such payment would be in an amount necessary so that the net amount received by the terminated participant would equal the payment he would receive if the payment were not treated as an "excess parachute payment".

Executive Stock Purchase Program

   In 1998, our Board of Directors approved an Executive Stock Purchase Program (the "Program") sponsored by Jostens. The Program offered certain executives a one-time opportunity to purchase Jostens' common stock, at current market price, through unsecured, full-recourse loans financed by The First Chicago National Bank and guaranteed by Jostens. The dollar value of shares that participants were authorized to purchase under the Program was one to three times their base salary, depending upon the executive's position within Jostens. A minimum purchase of 50 percent of the authorized value was required in order to participate. Our Board of Directors also authorized a grant of restricted shares of common stock equal to 15 percent of the number of shares that each participant purchased in the Program. The restricted stock awards under this Program vest five years from the date of grant. Dividends from the stock purchased under this Program and the restricted stock may be applied to the quarterly interest payments due on the loans. The remainder of the interest will be capitalized and due at the end of the five-year loan period. Five of the named executive officers in the Summary Compensation Table elected to participate in this Program. The principal amounts of loans to the named executive officers and guaranteed by Jostens are: Mr. Buhrmaster: $1,620,000; Mr. Larkin: $950,000; Mr. Blowers: $770,000; Mr. Priesmeyer: $798,000; and Mr.
Jans: $405,000. The number of shares purchased and related restricted stock granted for each of the named executive officers are: Mr. Buhrmaster: 67,569 and 10,135; Mr. Larkin: 39,624 and 5,944; Mr. Blowers: 32,116 and 4,817; Mr.
Priesmeyer: 33,284 and 4,993; and Mr. Jans: 16,892 and 2,534. As a result of the merger, the loans became due and were repaid. In addition, all unvested shares of restricted stock became immediately vested. Some of these officers repaid these loans with the proceeds of loans from Jostens described under "-- New Stock Loan Program" below.

New Stock Loan Program

   At the effective time of the merger, we adopted a new stock loan program to make loans to Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea in amounts up to 100% of their then outstanding loans, the proceeds of which were used to purchase shares of our common stock. Loans made under the stock loan program bear interest at our cost of funds under our revolving credit facility and are recourse loans. Subject to certain prepayment provisions, the loans will mature and all principal and accrued interest will be payable on May 10, 2005; provided, however, that each loan may be extended for a period of two years under certain circumstances. Each loan will become payable in full in the event the borrower's employment with us is terminated other than due to death or disability or for a reason other than cause or by the borrower for good reason. Loans are collateralized by the shares of our capital stock owned by such individual, and each individual has entered into a pledge agreement and executed a secured promissory note. Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea borrowed the following amounts under the new stock loan program:

                                                                     Amount
   Name                                                             Borrowed
   ----                                                            ----------
   Mr. Buhrmaster................................................. $1,010,025
   Mr. Priesmeyer.................................................    368,499
   Mr. Blowers....................................................    250,000/1/
   Mr. Bailey.....................................................    291,158
   Mr. Lea........................................................    105,318
                                                                   ----------
     Total........................................................ $2,025,000
                                                                   ==========

(1)Mr. Blowers repaid this loan in July 2000, including accrued interest.

Management Bonus Arrangements

   In connection with the merger, we established a Management Shareholder Bonus Plan providing for an annual bonus to be paid to Messrs. Buhrmaster, Priesmeyer, Bailey, Blowers and Lea. Based upon achievements of specific EBITDA targets, Mr. Buhrmaster will be entitled to a standard bonus equal to 60% of his base salary. No bonus will be paid to Mr. Buhrmaster if Jostens fails to achieve specified performance levels. Based upon achievements of specific EBITDA targets, Messrs. Priesmeyer, Bailey, Blowers and Lea will be entitled to a standard bonus as determined by the chief executive officer and the board of directors, and approved by Investcorp. Similarly, no bonus will be paid to them if Jostens fails to achieve specified minimum performance levels.

   In connection with the merger, we further provided that, in the event of either a sale of Jostens or a public offering of our securities, we will grant to Messrs. Buhrmaster, Priesmeyer, Bailey, Blowers and Lea options to purchase 1% of our common stock on a fully diluted basis, without taking into account any shares issued following the merger, other than any shares issued upon exercise of the options granted under our stock option plan, and without taking into account any shares issued upon exercise of the warrants issued to purchasers of the redeemable preferred stock. In the event of a sale of Jostens, the options would be immediately exercisable. In the event of a public offering of our securities, the options would be exercisable for a period of two years beginning one year after the date of the public offering. In either case, the options will be exercisable only if Investcorp realizes a specified rate of return in such transaction on its investment in Jostens. In either case, we would allocate such options among Messrs. Buhrmaster, Priesmeyer, Bailey, Blowers and Lea provided that each is still employed by us at the time of such sale or offering, based upon the recommendation of our chief executive officer, subject to the approval of our board of directors.

Stock Option Plan

   At the effective time of the merger, we adopted a new stock option plan. The number of shares of our Class A common stock available to be awarded under the new stock option plan is 676,908. The new stock option plan is administered by our board of directors or a committee designated by the board. The board may designate which of our officers and employees will be eligible to receive awards under the new stock option plan, and the amount, timing and other terms and conditions applicable to such awards. We granted options to purchase 502,846 shares to Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea upon completion of the merger. We have reserved the remaining 174,062 shares for the future grant of options to officers and employees.The options granted to Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea have an exercise price of $25.25 per share. Each option is subject to certain vesting provisions. To the extent not earlier vested or terminated, each option vests on the seventh anniversary of the date of grant and will expire 30 days thereafter if not exercised. In the case of Mr. Buhrmaster, 40% of his options will vest irrespective of the vesting provisions if Mr. Buhrmaster is terminated prior to May 9, 2002, except for a termination for cause or a resignation without good reason. Under the new stock option plan, an optionee has certain rights to put to an affiliate of Investcorp, and we have certain rights to call from the optionee, vested stock options upon termination of the optionee's employment prior to a public offering of Jostens common stock.

Long-Term Incentive Plan

   We intend to adopt a long-term incentive plan. Pursuant to this program, specified members of current management other than the Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea will be entitled to cash bonuses in the event we exceed specified performance-based targets. These performance targets are primarily based on achieving specified annual levels of EBITDA. Current members of management, other than Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea, may receive long-term incentive awards of up to 200% of their annual salary, dependent on achieving these EBITDA-based targets. The long-term incentive awards will be subject to vesting over time. A participant's right to be paid under this long-term incentive program is subject to forfeiture if such participant is terminated for cause or resigns without good reason. Amounts payable under the long-term incentive program would be reduced by any amount payable under our Executive Change in Control Severance Plan.

Jostens Retirement Plans

   We maintain a non-contributory pension plan, Pension Plan D (Plan D), that provides benefits for substantially all salaried employees. Retirement income benefits are computed using a formula based upon:

  . a participant's highest average annual cash compensation (base salary plus annual bonus, if any), during any five consecutive calendar years;
  .  the participant's years of credited service (to a maximum of 35 years);
     and
  . the Social Security-covered compensation table in effect at the participant's termination.

   We also maintain an unfunded supplemental retirement plan that gives additional service credit for years of service as a Jostens' sales representative to those salespersons who were hired as employees of Jostens prior to October 1, 1991. Under the plan, a participant will receive a supplemental payment so that the sum of his supplemental plan benefit and Plan D benefit will equal the benefit he would have received under Plan D if his service as a sales representative were credited under Plan D. In addition, benefits specified in Plan D may be limited by certain provisions of the Internal Revenue Code of 1986, as amended. The benefits up to IRS limits are paid from Plan D and benefits in excess, to the extent they would have been earned in Plan D, without regard to the IRS limits, are paid from the unfunded supplemental plan.

   The executive officers participate in pension plans maintained by us for certain employees. The following table shows estimated annual retirement benefits payable for life at age 65 for various levels of compensation and service under these plans. The table does not take into account transition rule provisions of the plan for employees who were participants on June 30, 1988.

  Average                   Years of service at retirement (1)
   final         -----------------------------------------------------------------------
compensation        15             20             25             30             35
------------     --------       --------       --------       --------       --------
$  150,000       $ 27,300       $ 36,400       $ 45,500       $ 54,600       $ 63,700
   200,000         38,600         51,400         64,300         77,100         90,000
   300,000         61,100         81,400        101,800        122,100        142,500
   400,000         83,600        111,400        139,300        167,100        195,000
   500,000        106,100        141,400        176,800        212,100        247,500
   600,000        128,600        171,400        214,300        257,100        300,000
   700,000        151,100        201,400        251,800        302,100        352,500
   800,000        173,600        231,400        289,300        347,100        405,000
   900,000        196,100        261,400        326,800        392,100        457,500
 1,000,000        218,600        291,400        364,300        437,100        510,000
 1,050,000        229,800        306,400        383,000        459,600        536,200

--------
(1) The following individuals named in the Summary Compensation Table have the respective number of years of service under Plan D: Mr. Buhrmaster, 7.1 years; Mr. Larkin, 1.9 years; Mr. Blowers, 3.6 years; Mr. Priesmeyer, 2.3 years; Mr. Jans, 4.4 years; and Mr. Mann, 3.4 years.

   We also maintain a non-contributory supplemental pension plan for corporate vice presidents. Under the plan, vice presidents who retire after age 55 with at least seven full calendar years of service as a corporate vice president, are eligible for a benefit equal to one percent of final base salary for each full calendar year of service, up to a maximum of 30 percent. Only service after age 30 is recognized under the plan. The calculation of benefits is frozen at the level reached at age 60. If they continue in their current positions at their current levels of compensation and retire at age 60, the estimated total annual pension amounts from this plan for Messrs. Buhrmaster and Priesmeyer would be $75,600 and $21,280, respectively. Messrs. Larkin and Blowers waived their eligibility in this plan. Messrs. Mann and Jans were not vested in this plan at the time of their separation from Jostens in 1999.

Directors Fees

   We do not pay any additional remuneration to our employees or to executives of Investcorp or its co-investors for serving as directors. We reimburse directors for expenses incurred in attending any meetings.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   Jostens is authorized to issue shares of six classes of common stock, each with a par value of $0.01 per share except for the Class A common stock which has a par value of $0.33 1/3 per share. The classes of common stock consist of Class A common stock, Class B common stock, Class C common stock, Class D common stock, Class E common stock and common stock. Class A common stock, Class D common stock and common stock are the only classes of common stock that will have a right to vote. Holders of Class B common stock, Class C common stock and Class E common stock do not have any voting rights, except that the holders of such classes of common stock have the right to vote as a class to the extent required under the laws of the State of Minnesota.

   Holders of Class A common stock and common stock of the Company are entitled to one vote per share, and holders of Class D common stock are entitled to
306.55 votes per share, in each case on all matters as to which shareholders may be entitled to vote pursuant to the Minnesota Business Corporation Act.

   Investcorp and its co-investors (other than DB Capital Investors and First Union Leveraged Capital) beneficially own all of the outstanding Class D common stock, constituting approximately 68% of our voting power. DB Capital Investors, First Union Leveraged Capital, Northwestern Mutual Life Insurance Company and our pre-merger shareholders, including certain members of management, beneficially own all of the outstanding Class A common stock, constituting the remainder of our voting power. In addition, Investcorp and its co-investors, other than DB Capital Investors and First Union Leveraged Capital, own 5,300,000 shares of Class B common stock and 811,020 shares of Class C common stock.

   The following tables set forth certain information regarding the expected beneficial ownership of our voting stock as of the date of this prospectus. The table sets forth, as of that date:

  . each person whom we know to be a beneficial owner of more than 5% of any class of our voting stock;

  . each person who was a director of Jostens or a named executive officer of Jostens who beneficially owns shares of our voting stock;

  .  all of our directors and executive officers as a group;

  .  other persons as required.

   None of our directors or executive officers own shares of our Class D common stock. Unless otherwise indicated, we believe each of the shareholders shown in the table below has sole voting and investment power with respect to the shares beneficially owned.

                              Class A Common Stock

Name and address of                                       Number of  Percent of
Beneficial Owner (1)                                      Shares (2) Class (2)
--------------------                                      ---------- ----------
DB Capital Investors, L.P. (3)........................... 2,003,679     70.0%
First Union Leveraged Capital (3)........................   198,019      6.9%
Northwestern Mutual Life Insurance Company (3)...........   463,682     16.2%
Robert C. Buhrmaster (3).................................    93,205      3.3%
Michael L. Bailey (3)....................................    15,913      *
Carl H. Blowers (3)......................................    41,858      1.5%
William N. Priesmeyer (3)................................    28,034      1.0%
Gregory S. Lea (3).......................................     9,522      *
All directors and executive officers as a group,
 including certain
 of the persons named above (14 persons).................   189,418      6.6%

--------
* less than 1%.

                              Class D Common Stock

Name and address of                                        Number of  Percent of
Beneficial Owner (1)                                       Shares (2) Class (2)
--------------------                                       ---------- ----------
INVESTCORP S.A. (4)(5)....................................   20,000     100.0
SIPCO Limited (5).........................................   20,000     100.0
CIP Limited (5)...........................................   18,400      92.0
Ballet Limited (5)........................................    1,840       9.2
Denary Limited (5)........................................    1,840       9.2
Gleam Limited (5).........................................    1,840       9.2
Highlands Limited (5).....................................    1,840       9.2
Nobel Limited (5).........................................    1,840       9.2
Outrigger Limited (5).....................................    1,840       9.2
Quill Limited (5).........................................    1,840       9.2
Radial Limited (5)........................................    1,840       9.2
Shoreline Limited (5).....................................    1,840       9.2
Zinnia Limited (5)........................................    1,840       9.2
Investcorp Investment Equity Limited (5)..................    1,600       8.0

--------
(1) As used in the table above, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship, or otherwise has or shares (i) the power to vote, or direct the voting of, such security or (ii) investment power which includes the power to dispose, or to direct the disposition of, such security.
(2) This number includes shares of stock that are subject to securities exercisable or convertible within 60 days of the date of this prospectus. The options granted upon consummation of the merger pursuant to Jostens new stock option plan are not included in this table because they are not exercisable within 60 days of the date of this prospectus.
(3) The address for DB Capital Investors, L.P. is 130 Liberty Street, 25th Floor, New York, New York 10006. The address for First Union Leveraged Capital is One First Union Center, 5th Floor, 301 South College Street, Charlotte, North Carolina 28288. The address for Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. The address of each other person listed in the table as a holder of our Class A Common Stock is c/o Jostens, Inc., 5501 Norman Center Drive, Minneapolis, Minnesota 55437.
(4) Investcorp does not directly own any of our stock. The number of shares of stock shown as owned by Investcorp includes all of the shares owned by Investcorp Investment Equity Limited (see note (6) below). Investcorp owns no stock in Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, or in the beneficial owners of these entities (see note (6) below). Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities have entered into revocable management services or similar agreements with an affiliate of Investcorp, pursuant to which each such entities has granted such affiliate the authority to direct the voting and disposition of Jostens' voting stock owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation with its address at 37 rue Notre-Dame, Luxembourg.
(5) Investcorp Investment Equity Limited is a Cayman Islands corporation, and a wholly-owned subsidiary of Investcorp, with its address at P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands. SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of a company's stock that indirectly owns a majority of Investcorp's shares. SIPCO Limited's address is P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands. CIP Limited ("CIP") owns no stock of Jostens. CIP indirectly owns less than 0.1% of the stock of each of Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited. CIP may be deemed to share beneficial ownership of the shares of Jostens' voting stock held by such entities because CIP acts as a director of such entities and the ultimate beneficial shareholders of each of those entities have granted to CIP revocable proxies in companies that own those entities' stock. None of the ultimate beneficial owners of such entities beneficially owns individually more than 5% of Jostens' voting stock. Each of CIP Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited is a Cayman Islands corporation with its address at P.O. Box 2197, West Wind Building, George Town, Grand Cayman, Cayman Islands.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Immediately prior to consummation of the recapitalization, we received approximately $208.7 million of equity capital provided by Investcorp and its co-investors. In connection with obtaining the financing for the recapitalization, we paid Investcorp International, Inc., an affiliate of Investcorp, advisory fees of approximately $12.7 million. In addition, Jostens entered into an agreement with Investcorp International for management advisory and consulting services for a five-year term pursuant to which we prepaid Investcorp International $7.5 million at the closing of the merger.

   Pursuant to the merger agreement, for six years after the closing date of the merger, Jostens has agreed to indemnify and hold harmless our present and former officers and directors for acts or omissions occurring before the completion of the merger to the extent provided under our articles of incorporation and by-laws in effect on the date of the merger agreement. In addition, all indemnification agreements with any current or former directors, officers and employees of Jostens or any subsidiary will survive the merger and terminate as provided in such agreements. For six years after the completion of the merger, Jostens will provide officers' and directors' or fiduciary liability insurance for acts or omissions occurring before the completion of the merger covering each such person currently covered by our officers' and directors' or fiduciary liability insurance policy on terms with respect to coverage and amount no less favorable than those in effect on the date of the merger agreement, provided, that the cost of such insurance does not exceed 200% of the most recent annual premium paid by us.

   Pursuant to the merger agreement, Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea retained shares of our common stock as follows:

                                                                    Number of
   Name                                                          Retained Shares
   ----                                                          ---------------
   Mr. Buhrmaster...............................................      93,205
   Mr. Priesmeyer...............................................      28,034
   Mr. Blowers..................................................      41,858
   Mr. Bailey...................................................      15,913
   Mr. Lea......................................................       9,522
                                                                     -------
     Total......................................................     188,532
                                                                     =======

   These shares were redesignated as Class A common stock as of the effective time of the merger, the same designation as the shares of common stock retained by other existing Jostens shareholders. All other shares held by Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea were exchanged in the merger for $25.25 in cash.

   We have entered into management shareholder agreements with each of Messrs. Buhrmaster, Priesmeyer, Bailey, Blowers and Lea. Each agreement allows us to repurchase shares of our common stock from the executive in the event the executive ceases to be employed by us at any time prior to a public offering of our common stock. In addition, in the event of terminations of employment under specified circumstances, the executive has the right to require an affiliate of Investcorp to repurchase his shares of common stock. The management shareholder agreements grant to the executives piggyback registration rights in connection with a registration statement filed by us with respect to our common equity securities following an initial public offering of our common stock. The agreements also impose restrictions on each executive's ability to sell shares in connection with or following an initial public offering. The agreements with each of Messrs. Priesmeyer, Bailey, Blowers and Lea further provide that if Mr. Buhrmaster is terminated without cause or leaves Jostens for good reason prior to May 10, 2001, each of the other executives will be entitled to resign within 60 days of such event and receive severance benefits in an amount equal to the benefits he would have received under our benefits plans as if a change in control had occurred and the executive has resigned for good reason.

   At the time of the merger, we agreed to redeem all outstanding preferred share purchase rights issued pursuant to our shareholder rights plan for approximately $33,500. In addition, at the time of the merger we agreed to terminate, by mutual consent, the shareholder rights plan which was promulgated under a shareholder rights agreement dated as of July 23, 1998 between Norwest Bank Minnesota, N.A. and Jostens.

                              THE RECAPITALIZATION

Overview

   On December 27, 1999, we entered into a merger agreement with Saturn Acquisition Corporation, an entity organized for the purpose of effecting the merger on behalf of Investcorp and its co-investors. On May 10, 2000, pursuant to the merger agreement, Saturn Acquisition Corporation was merged with and into Jostens, with Jostens as the surviving corporation. As a result of the merger:

  . Investcorp and its co-investors and Messrs. Buhrmester, Priesmeyer, Blowers, Bailey and Lea became the owners of approximately 94% of the post-merger common stock of Jostens.

  . Certain of Jostens pre-merger shareholders retained 539,690 shares of Jostens' common stock, representing approximately 6% of the post-merger common stock of Jostens, valued at approximately $13.6 million, based on the price paid by Investcorp and its co-investors.

  . Each other share of Jostens common stock was converted into $25.25 in cash, representing an aggregate of approximately $823.6 million in cash payments to Jostens shareholders.

  . Outstanding options to purchase shares of Jostens' previously-existing common stock were cancelled and holders of those outstanding Jostens stock options had their options converted into cash at $25.25 per underlying share, less the applicable option exercise price, resulting in an aggregate of approximately $10.0 million in cash payments to holders of outstanding Jostens stock options. Stock options with an exercise price equal to or in excess of $25.25 per share were cancelled in the merger for no consideration.

   The recapitalization of Jostens had several components all of which closed prior to or simultaneously with the merger. The recapitalization consisted of:

  .  the merger;

  .  the retirement of Jostens' then existing debt;

  .  an offering of units of which the outstanding notes were a part;

  .  the following equity contributions:

    . a common equity investment of $208.7 million by Investcorp and its co-investors;

    .  a preferred equity investment of $60.0 million by DB Capital
       Investors; and

  . a new senior bank credit facility consisting of $495.0 million in term loans and a $150.0 million available revolving credit facility.

The Merger

   Pursuant to the terms of the merger agreement, each outstanding share of our common stock, par value $0.33 1/3 per share was converted, at the election of the holder into either:

  .  the right to receive $25.25 in cash, or

  .  one share of our new common stock.

   Messrs. Buhrmaster, Priesmeyer, Bailey, Blowers and Lea were not subject to the election described above or proration and instead 93,205, 28,034, 15,913, 41,858 and 9,522 shares of our common stock held by them, respectively, were converted into the right to retain the same number of shares of Jostens common stock (the "Management Rollover Shares").

   In addition, pursuant to the terms of the merger agreement, as of the effective time of the merger the shares of Saturn Acquisition's Class A Stock, Class B Stock, Class C Stock and Class D Stock and Class E Stock issued and outstanding immediately prior to the effective time of the merger, all of which were owned by Investcorp and its co-investors, were converted into an equal number of shares of Jostens Class A common stock, Jostens Class B common stock, Jostens Class C common stock, Jostens Class D common stock and Jostens Class E common stock, respectively.

   Pursuant to the terms of the merger agreement, the number of shares of our common stock (other than Management Rollover Shares) retained by pre-merger shareholders of Jostens was 539,690 which represented approximately 6% of the total number of shares of all classes of our common stock issued and outstanding immediately after giving effect to the merger. The number of shares of our common stock retained by pre-merger Jostens shareholders was 728,222 (including the Management Rollover Shares), which constituted approximately 8% of the outstanding common stock and approximately 8% of the voting power of Jostens immediately following the merger. The shares of Jostens common stock owned by Investcorp and its co-investors immediately following the merger constituted the remaining approximately 92% of the outstanding common stock and approximately 92% of the voting power of Jostens immediately following the merger.

   In addition, pursuant to the merger agreement, all unvested stock options automatically became vested at the effective time of the merger. Each stock option outstanding immediately prior to the effective time of the merger was cancelled in exchange for a cash payment equal to the excess, if any, of $25.25 over the per share exercise price of each stock option. Stock options with an exercise price equal to or in excess of $25.25 per share were cancelled in the merger for no consideration. As a result, outstanding Jostens stock options were exchanged for an aggregate cash payment of $10.0 million.

Retirement of Existing Debt

   At the time of the merger, we retired all of our then-outstanding debt, totalling approximately $67.6 million, as part of the recapitalization.

Recapitalization Financings

   The merger consideration and retirement of existing debt were financed through (1) an offering of units of which the outstanding notes were a part,
(2) a new senior secured credit facility and (3) two private equity investments.

   The Units. We raised gross proceeds of $215.9 million through the offering of units of which the outstanding notes were a part.

   Equity Investments. Saturn Acquisition Corporation raised approximately $208.7 million in equity contributions as part of the recapitalization from funds provided by Investcorp and its co-investors at the time of closing. In addition, we issued $60.0 million of redeemable preferred stock to DB Capital Investors. See "Description of Capital Stock."

   Credit Facility. We entered into a $645.0 million senior secured credit facility concurrently with the offering of the notes. Upon completion of the recapitalization, we had $495.0 million of term loans outstanding under our new senior secured credit facility. We also had additional available borrowing capacity under a $150.0 million revolving credit facility, which was not drawn at closing. See "Description of the Credit Facility" for a full description of our credit facility.

                          DESCRIPTION OF CAPITAL STOCK

   The following is a summary of certain of the rights and privileges pertaining to Jostens capital stock.

General

   Jostens is authorized to issue an aggregate of 29,940,000 shares of capital stock, consisting of 4,000,000 shares of preferred stock, with a par value of $0.01 per share and an aggregate of 25,940,000 shares of the six classes of common stock described below. The Jostens board of directors is authorized, without further action by Jostens shareholders, but subject to the limitations set forth in the articles of designation of such series of preferred stock, to provide for the issue of additional shares of preferred stock, in one or more additional series, and to fix for each such additional series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as will be stated and expressed in the resolution or resolutions adopted by the Jostens board of directors providing for the issue of such series and as may be permitted by the MBCA.

Redeemable Preferred Stock

   In connection with the recapitalization, Jostens issued to DB Capital Investors a new series of redeemable, payment-in-kind preferred stock having an initial liquidation preference of $60.0 million, which redeemable preferred shares are entitled to receive dividends at a rate of 14.0% per annum compounded quarterly and payable either in cash or in additional shares of the same series of preferred stock. The redeemable preferred shares are subject to mandatory redemption by Jostens 11 years after issuance. The holders of these shares are, under specified circumstances involving a default by Jostens, entitled to additional dividends at a rate of 1% of the liquidation preference per share of redeemable preferred stock and also are entitled to designate up to two members of the Jostens board of directors. The redeemable preferred stock is generally not redeemable by Jostens until the fifth anniversary of the issue date and thereafter will be redeemable at a premium which will decline ratably to par by the eighth anniversary of the issue date. The redeemable preferred stock will also be redeemable in part with the proceeds of a public equity offering by Jostens. In the event of a change of control of Jostens, Jostens will be required to make an offer to purchase the outstanding exchangeable preferred shares at a price equal to 101% of the applicable liquidation preference including accrued but unpaid dividends. The terms of the redeemable preferred stock contain covenants placing restrictions and obligations on Jostens with respect to:

  .  incurrence of debt;

  .  mergers and consolidations;

  .  SEC reports;

  .  dividends, stock repurchases and investments; and

  .  transactions with affiliates.

   The shares of redeemable preferred stock are not subject to any restrictions on transferability, other than restrictions imposed by applicable federal and state securities laws.

   DB Capital Investors is entitled to registration rights similar to those customarily offered for comparable securities. These rights require Jostens to file a shelf registration with respect to the redeemable preferred stock within 120 days after a demand by DB Capital Investors and to use its best efforts to have the shelf registration become effective within 180 days after a demand by DB Capital Investors. Jostens is required to maintain the effectiveness of the shelf registration statement for a period of two years or, if earlier, until such time as the holders of the redeemable preferred stock have sold all shares of redeemable preferred stock held by them. Jostens will bear the reasonable expenses, exclusive of underwriting discounts and commissions, of the shelf registration statement and will enter into customary indemnification arrangements. These registration rights are transferable in connection with any transfer of any shares of redeemable preferred stock.

Common Stock Purchase Warrants

   In connection with the issuance of the redeemable preferred stock, we also issued to DB Capital Investors detachable warrants to purchase shares of our Class E common stock representing 5% of the total number of shares of our common equity (of all classes) on a fully diluted basis to be outstanding immediately after the merger. Principal terms of the warrants include the following:

  .  an exercise price of $0.01 per share;

  .  a term of 11 years;

  .  customary anti-dilution provisions; and

  .  customary registration rights similar to those set forth above.

Common Stock

   Our common stock consists of six classes: Class A common stock, Class B common stock, Class C common stock, Class D common stock, Class E common stock and common stock. The number of authorized and outstanding shares for each of the six classes of common stock is set forth below.

                                                         Authorized Outstanding
         Title                                             Shares     Shares
         -----                                           ---------- -----------
Class A common stock....................................  4,200,000  2,862,277
Class B common stock....................................  5,300,000  5,300,000
Class C common stock....................................  2,500,000    811,020
Class D common stock....................................     20,000     20,000
Class E common stock....................................  1,900,000         --
Common stock............................................ 12,020,000         --
                                                         ----------  ---------
  Total................................................. 25,940,000  8,993,297
                                                         ==========  =========

   Voting

   Holders of shares of Jostens Class A common stock and common stock are entitled to one vote per share on all matters as to which shareholders may be entitled to vote pursuant to the MBCA. Holders of shares of Jostens new Class D common stock are entitled to 306.55 votes per share on all matters as to which shareholders may be entitled to vote pursuant to the MBCA.

   Holders of Jostens Class B common stock, Class C common stock and Class E common stock do not have any voting rights, except that holders of shares of such classes have the right to vote as a class to the extent required under the laws of the State of Minnesota.

   Each issued and outstanding share of Class E common stock is convertible at the option of the holder thereof into one share of Class A common stock at any time commencing 30 days after the original date of issuance of such share of Class E common stock.

   Any amendment, alteration or repeal of any provision of Jostens' restated articles of incorporation, whether by merger, consolidation or otherwise, that would alter or change the relative powers, preferences, or special rights of any class of capital stock so as to affect the holders of Jostens Class A common stock or Class E common stock materially and adversely, requires, in addition to any other approvals required by the MBCA and the restated articles of incorporation, approval by the holders of a majority of the then outstanding shares of the respective class of stock.

   Liquidation; Dividends; Certain Adjustments; Merger

   Subject to the rights of the holders of any shares of then outstanding preferred stock, any distribution made upon Jostens' liquidation or dissolution or a winding up of Jostens' affairs, whether voluntary or involuntary, will be allocated pro rata based upon the number of shares of common stock held by each shareholder.

   Subject to the rights of the holders of any shares of then outstanding preferred stock, holders of Jostens common stock, regardless of class or series, will be entitled to share ratably as a single class in all dividends and other distributions of cash or any other right or property as may be declared thereon by Jostens' board of directors from time to time out of Jostens' assets or funds that are legally available for such dividends or distribution.

   Whenever, during the period that shares of Jostens Class A common stock are outstanding, we:

  . declare a dividend on shares of any class of common stock in shares of such class of common stock or in securities convertible into or exchangeable for shares of such class of common stock,

  .  subdivide the outstanding shares of any class of common stock,

  . combine the outstanding shares of any class of common stock into a smaller number of shares, or

  . issue any shares of any class of common stock upon reclassification of such shares,

a corresponding dividend, subdivision, combination or other adjustment will be made with respect to the shares of the other class or classes of common stock if and to the extent necessary to prevent the interests of the holders of Jostens Class A common stock and Class E common stock from being materially and adversely affected.

   In the event that Jostens merges into or consolidates with another entity, whether or not Jostens is the surviving entity, the holders of each share of Jostens Class A common stock and Class E common stock will be entitled to receive not less than the same per share consideration as the per share consideration, if any, received by the holders of Jostens Class B common stock, Class C common stock and Class D common stock in such merger or consolidation, unless, in addition to such other approvals, if any, as may be required by the MBCA and the restated articles of incorporation, a different treatment is approved by holders of a majority of the then outstanding shares of the respective class of stock.

   Tag-Along Rights; Mandatory Redemption

   If other than in connection with an initial public offering of Jostens, any holder or holders of Jostens Class D common stock (for purposes of this provision singularly or collectively, the "Proposed Transferor"), at any time or from time to time in one transaction or in a series of transactions, desire to enter into an agreement, whether oral or written, to transfer their shares of Class D common stock or any part thereof in a transaction which is a sale to any person other than a Permitted Transferee (as defined in the articles of incorporation) (the "Proposed Transferee"), such proposed transfer will be deemed a "Tag-Along Transfer" and each holder of Jostens new Class A common stock, Class B common stock, Class C common stock and Class E common stock (collectively, the "Other Shareholders") will have the right, but not the obligation, as a condition to such Tag-Along Transfer, to sell to the Proposed Transferee up to the same percentage of its shares (the "Tag-Along Pro Rata Amount") of stock as the percentage of the total number of shares of Class D common stock that the Proposed Transferor proposes to transfer in the Tag-Along Transfer (the "Proposed Purchase Amount"). All Tag-Along Transfers by Other Shareholders will be on the same terms and conditions as the proposed Tag-Along Transfer by the Proposed Transferor, provided that no Other Shareholder may be required to make any representation or warranty in connection with the Tag-Along Transfer other than as to its ownership and authority to transfer the shares of new common stock to be transferred by it, free and clear of any and all liens and encumbrances and in compliance with all applicable laws. Each Proposed Transferor and each Other

Shareholder whose shares are sold in a Tag-Along Transfer will be required to bear its pro rata share of the expenses of the transaction, based on the number of shares included in such Tag-Along Transfer. DB Capital Investors, its affiliates and their Permitted Assignees (as defined in the Shareholders' Agreement) will have similar "tag-along" rights with respect to sales of any equity interests in Jostens held by Investcorp and its co-investors (other than DB Capital Investors).

   In the event of a Tag-Along Transfer in which the Proposed Transferor proposes to transfer a number of shares of Class D common stock equal to or greater than 80% of the outstanding shares of Class D common stock, Jostens will redeem, to the extent permitted by law, from each holder of Class A common stock, Class B common stock, Class C common stock and Class E common stock, the number of shares of Class A common stock, Class B common stock, Class C common stock or Class E common stock equal to the difference between:

  . the number of shares that the Class A common shareholder, Class B common shareholder, Class C common shareholder or Class E common shareholder elected to include in the Tag-Along Transfer pursuant to the foregoing Tag-Along Transfer provisions and

  . the Tag-Along Pro Rata Amount, the number of shares such holder was entitled to include in the Tag-Along Transfer,

at a redemption price (the "Tag-Along Redemption Price") per share equal to the per share price paid for the Class D common stock by the Proposed Transferee less such Other Shareholder's pro rata share of the expenses of the Tag-Along Transfer. After such redemption, Jostens will issue to the Proposed Transferee shares of Class A common stock, Class B common stock, Class C common stock and Class E common stock in amounts equal to the respective numbers of shares of such classes of new common stock so redeemed, and the Proposed Transferee will pay to Jostens for each such share a purchase price equal to the Tag-Along Redemption Price if the Proposed Transferee does not purchase all of the shares of new common stock of the Proposed Transferor, all of the shares that the Other Shareholders elect to include in such proposed Tag-Along Transfer, and all of the shares to be issued by Jostens in amounts equal to the numbers of redeemed shares, then the proposed Tag-Along Transfer to such Proposed Transferee will be prohibited and any attempt to consummate the proposed Tag-Along Transfer will be null and void and of no force and effect.

   Conversion

   Upon the occurrence at any future date of a sale of 100% of Jostens' outstanding equity securities or substantially all of Jostens' assets or a merger or similar transaction in which all of Jostens' stock is converted or exchanged or the initial public offering of Jostens' common stock, each share of Jostens Class A common stock, Class B common stock, Class C common stock, Class D common stock and Class E common stock not otherwise redeemed by Jostens pursuant to the mandatory redemption provisions described above will convert into one share of new common stock; provided that shares of Class E common stock will not be converted if such conversion is prohibited by the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Registration Rights Agreement

   DB Capital Investors also has registration rights with respect to any shares of common stock which it owns, including the Class A common stock it acquired in the merger and the Class E common stock issuable upon the exercise of the warrants, as well as any shares of Class A common stock into which the Class E common stock may be converted. Following an initial public offering of Jostens common stock, DB Capital Investors will have two demand registration rights, which DB Capital Investors may require to be shelf registrations. Upon exercise of such registration rights, Jostens will be required to use its best efforts to file and cause to become effective a registration statement in respect of the shares requested to be registered. Jostens will not be obligated to effect more than one such registration in any 12-month period.

   DB Capital Investors will be entitled to unlimited "piggy-back" registration rights on all registrations of Jostens common stock by Jostens or any other shareholder, subject to customary conditions.

   Jostens will bear the reasonable expenses, exclusive of underwriting discounts and commissions, of all demand and piggy-back registrations and will enter into customary indemnification arrangements. DB Capital Investors' registration rights with respect to common stock will be fully transferable to any transferees who acquire more than 10,000 shares of Jostens common stock from DB Capital Investors.

Shareholder Agreement

   In connection with the merger, we entered into a Shareholder Agreement with DB Capital Investors and each of the shareholders that are affiliated with Investcorp, including Investcorp Investment Equity Limited ("IIEL"). The Shareholder Agreement has the following provisions:

  . If, prior to an initial public offering of Jostens, DB Capital Investors or any permitted transferee of DB Capital Investors proposes to sell its shares of common stock to any person other than a permitted transferee, Jostens and IIEL shall each have the irrevocable option to purchase such shares at the same price and on the same terms and conditions as offered by the other person.

  . If, prior to an initial public offering of Jostens, any of the Investcorp-affiliated shareholders propose to sell any of their equity interests and such sale is not a "Tag-Along Transfer" within the meaning of Article IV of the Articles of Incorporation, DB Capital Investors will have the right to include in such sale, at the same price and on the same terms and conditions as the Investcorp affiliates, the percentage of shares held by DB Capital Investors equal to the percentage of the equity securities held by the other selling shareholders being sold by such selling shareholders.

  . For the period prior to an initial public offering by Jostens and so long as DB Capital Investors beneficially owns at least one-half of the shares of Jostens common stock it owns immediately following the merger or at least $30 million in aggregate liquidation preference of redeemable preferred stock, holders of Class D common stock shall vote in favor of one nominee to Jostens' board of directors specified by DB Capital Investors.

  . If, prior to an initial public offering, we engage in any equity financing, DB Capital Investors shall have the option to participate as a purchaser in such financing such that DB Capital Investors would maintain its fully-diluted percentage interest in our outstanding common equity securities.

                       DESCRIPTION OF THE CREDIT FACILITY

   The following is a summary of important terms of our senior secured credit facility:

General

   As part of the recapitalization, immediately following the effective time of the merger, we entered into a credit facility with our sole domestic subsidiary as a co-borrower, and with Deutsche Bank Securities Inc., Chase Securities Inc., and Goldman Sachs Credit Partners L.P. as co-lead arrangers, Bankers Trust Company as the Syndication Agent, The Chase Manhattan Bank as the Administrative Agent, and Goldman Sachs Credit Partners L.P. as the Documentation Agent, and a group of other syndicated lenders. Our credit facility provides an aggregate principal amount of $645.0 million, available as follows: (1) $150.0 million available under a six year amortizing term loan facility (the "Tranche A term loan"), (2) $345.0 million available under an eight year amortizing term loan facility (the "Tranche B term loan" and, together with the Tranche A term loan, the "Term Loans") and (3) $150.0 million available under a six year revolving credit facility (the "Revolving Facility"). The following is a summary description of the principal terms of the credit facility and is qualified in its entirety by reference to the definitive agreements.

   Loans under the credit facility are secured by a first priority security interest in substantially all of our and our domestic subsidiaries' assets and in all of our and our subsidiaries' capital stock (but limited to 65% in the case of foreign subsidiaries). The loans may be guaranteed by some of our future domestic subsidiaries.

Use of Proceeds

   Proceeds of the Term Loans were used to finance a portion of the recapitalization and to pay related fees and expenses. Proceeds of loans under the Revolving Facility may be used for general corporate purposes.

Interest Rates

   Interest accrues quarterly on the loans with reference to the base rate (the "Base Rate") plus the applicable Base Rate interest margin. We may elect that all or a portion of the loans other than the swing line loans bear interest at the eurodollar rate (the "Eurodollar Rate") plus the applicable eurodollar interest margin. The Base Rate is defined as the highest of (1) the Federal Funds Rate plus 0.50%, (2) the secondary market rate for three-month certificates of deposit of money center banks plus 1% or (3) the prime commercial lending rate of the administrative agent. The Eurodollar Rate is defined as the rate at which eurodollar deposits for one, two, three or six months or (if and when available to all of the relevant lenders) nine or twelve months are offered to the administrative agent in the interbank eurodollar market. The initial interest margin for the Tranche A term loan and the Revolving Facility is 2.0% for Base Rate loans and 3.0% for Eurodollar Rate loans. After May 10, 2001, the interest margins for the Tranche A term loan and the Revolving Facility will be subject to reduction based on financial tests. The interest margin for the Tranche B term loan is 2.5% for Base Rate loans and 3.5% for Eurodollar Rate loans.

Mandatory and Optional Prepayments

   The Term Loans will be required to be prepaid, subject to certain conditions and exceptions, with (1) 100% of the net proceeds of incurrence of indebtedness, subject to certain exceptions, by us or our subsidiaries, (2) 50% of the net proceeds from certain equity issuances by us or any of our subsidiaries, subject to certain exceptions and redemption rights, (3) 100% of the net proceeds of certain asset dispositions and (4) commencing with the fiscal year ending December 29, 2001, 50% of our "excess cash flow," as such term is defined in the credit facility. The foregoing mandatory prepayments will be applied pro rata to reduce outstanding Term Loans. The Tranche B term loan lenders shall have the opportunity to refuse any mandatory prepayments and the administrative agent will apply any such refused amounts to the prepayment of the outstanding Tranche A term loan.

   The credit facility provides that we may from time to time make optional prepayments of loans in whole or in part without penalty, subject to minimum prepayments and reimbursement of the lenders' breakage costs in the case of prepayment of Eurodollar Rate loans.

   The Tranche A term loan matures on May 31, 2006. The Tranche B term loan matures on May 31, 2008. The following table sets forth the schedule of aggregate annual payments of principal required under the Term Loans:

                                                                         Total
                                                   Aggregate Aggregate Aggregate
      Fiscal                                       Tranche A Tranche B Term Loan
      Year                                         Payments  Payments  Payments
      ------                                       --------- --------- ---------
                                                           (in millions)
      2001........................................  $ 15.00   $  1.50   $ 16.50
      2002........................................    23.75      2.00     25.75
      2003........................................    28.75      2.00     30.75
      2004........................................    33.75      2.00     35.75
      2005........................................    38.75      2.00     40.75
      2006........................................    10.00     75.50     85.50
      2007........................................      n/a    193.75    193.75
      2008........................................      n/a     66.25     66.25
                                                    -------   -------   -------
                                                    $150.00   $345.00   $495.00
                                                    =======   =======   =======

Covenants

   The credit facility contains covenants and other requirements of us and our subsidiaries. In general, the affirmative covenants provide for, among other requirements, mandatory reporting of financial and other information to the lenders and notice to the lenders upon the occurrence of certain events. The affirmative covenants also include standard covenants requiring us to operate our business in an orderly manner.

   The credit facility also contains negative covenants and restrictions on actions by us and our subsidiaries including, without limitation, restrictions on indebtedness, liens, guarantee obligations, mergers, asset dispositions not in the ordinary course of business, investments, loans, advances and acquisitions, dividends and other restricted junior payments, transactions with affiliates, change in business conducted and certain prepayment and amendments of subordinated indebtedness. The credit facility requires that we meet certain financial covenants, ratios and tests, including a maximum leverage ratio and a minimum interest coverage ratio.

Events of Default

   The credit facility specifies certain customary events of default including, without limitation, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, change of control and unenforceability of certain documents under the credit facility.

Fees and Expenses

   We are required to pay certain fees in connection with the credit facility, including:

  .  letter of credit fees;
  .  agency fees; and
  .  commitment fees.

   Commitment fees are payable quarterly, initially at a rate per annum of 0.5% on the average daily unused portion of the credit facility and, after May 10, 2001 will be subject to reduction by amounts based on financial tests.

                            DESCRIPTION OF THE UNITS

   At the time of their issuance, each unit consisted of $1,000 principal amount of notes and one warrant to purchase 1.889155 shares of our Class E common stock, par value $0.01 per share. The notes and the warrants will become separately transferable on the Separability Date and, in any event, will become separately transferable upon the consummation of the exchange offer. See "Description of the Warrants."

                            DESCRIPTION OF THE NOTES

General

   The terms of the notes we are issuing in this exchange offer and the outstanding notes are identical in all material respects, except:

  . the notes issued in the exchange offer will have been registered under the Securities Act;

  . the notes issued in the exchange offer will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

  . the notes issued in the exchange offer will not contain provisions relating to the payment of liquidated damages to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

   Any outstanding notes that remain outstanding after the exchange offer, together with notes issued in the exchange offer, will be treated as a single class of securities under the indenture for voting purposes. When we refer to the term "Note" or "Notes", we are referring to both outstanding notes and the notes to be issued in the exchange offer. When we refer to "holders" of the notes, we are referring to those persons who are the registered holders of notes on the books of the registrar appointed under the indenture.

   You can find the definitions of certain terms used in this description under the subheading "--Certain Definitions." All references in this Description of the Notes to the "Issuer" are limited to Jostens, Inc. and do not include any of its Subsidiaries.

   The Notes were issued pursuant to an indenture, dated May 10, 2000 (the "Indenture"), by and among the Issuer, the Guarantor and The Bank of New York, as trustee (the "Trustee"). Effective July 29, 2000, the Guarantor was merged with and into the Issuer. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

   The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.

   The Indenture provides for the issuance of up to $125.0 million in aggregate principal amount of additional Notes having identical terms and conditions to the Notes offered hereby (the "Additional Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes offered hereby and will vote on all matters with the Notes offered hereby.

   As of the Issue Date, all of the Issuer's Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Issuer will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

Brief Description of the Notes and the Note Guarantees

   The Notes

   These Notes:

  .  are general unsecured obligations of the Issuer;

  . are subordinated in right of payment to all existing and future Senior Debt of the Issuer; and

  . are senior in right of payment to any future Subordinated Debt of the Issuer.


   The Note Guarantees

   All future Subsidiaries of the Issuer, other than Foreign Subsidiaries, Receivables Subsidiaries and Unrestricted Subsidiaries, will guarantee the Notes to the extent such Subsidiaries are guarantors or otherwise obligors under any Credit Facility incurred under clause (1) in the second paragraph under "--Certain Covenants--Incurrence of Debt and Issuance of Preferred Stock."

   The Guarantees of these Notes:

  .  will be general unsecured obligations of each Guarantor;

  . will be subordinated in right of payment to all existing and future Senior Debt of each Guarantor; and

  . will be senior in right of payment to any future Subordinated Debt of each Guarantor.

Principal, Maturity and Interest

   The Notes are general unsecured senior subordinated obligations of the Issuer, in an aggregate principal amount of $225.0 million and will mature on May 1, 2010. Interest on the Notes accrues at the rate of 12 3/4% per annum and will be payable, in cash, semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 2000, to holders of record on the immediately preceding April 15 and October 15. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payment on the Notes

   Principal, premium, if any, and interest on the Notes is payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York (the "Paying Agent") or, at the option of the Issuer, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes; provided that all payments of principal, premium, if any, and interest, with respect to any Notes the holders of which have given wire transfer instructions to the Issuer will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Issuer, the Issuer's office or agency in New York is the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

Subordination

   The Notes are unsecured, are or will be subordinated in right of payment, as set forth in the Indenture, to all existing and future Senior Debt of the Issuer, rank or will rank pari passu in right of payment with all existing and future Pari Passu Debt of the Issuer and are or will be senior in right of payment to all existing and future Subordinated Debt of the Issuer. The Notes are also effectively subordinated to any Secured Debt of the Issuer and its subsidiaries to the extent of the value of the assets securing such Debt.

   However, payment from the money or the proceeds of Government Notes held in any defeasance trust described under "--Legal Defeasance and Covenant Defeasance" below is not subordinated to any Senior Debt or subject to the restrictions described herein, so long as the payments into the defeasance trust were not prohibited pursuant to the subordination provisions hereinafter described at the time when so paid.

   Presently, there are no Guarantors; however, it is expected that, any future Note Guarantee will be unsecured, will be subordinate in right of payment, as set forth in the Indenture, to all existing and future Senior Debt of such Guarantor, will rank pari passu in right of payment with all existing and future Pari Passu Debt of such Guarantor and will be senior in right of payment to all existing and future Subordinated Debt of such Guarantor. Each Note Guarantee will be effectively subordinated to any Secured Debt of the applicable Guarantor to the extent of the value of the assets securing such Debt.

   At July 1, 2000:

     (1) the aggregate amount of outstanding Senior Debt of the Issuer and the initial Guarantor (effective July 29, 2000 the initial Guarantor was merged with and into the Issuer) was $495.0 million;

     (2) the Issuer and the initial Guarantor had no Pari Passu Debt outstanding and no Debt that was subordinate or junior in right of payment to the Notes or the Note Guarantee of such Guarantor; and

     (3) the total liabilities of the Subsidiaries of the Issuer that are not Guarantors (collectively, the "Subsidiary Non-Guarantors") (including trade payables and deferred taxes but excluding intercompany amounts) were $7.2 million.

   As of July 1, 2000, the Issuer and its Subsidiaries had $700.3 million of consolidated Debt and $60.0 million in Senior Preferred Stock. In addition, as of July 1, 2000, the Issuer had the ability to borrow an additional $150.0 million under the New Credit Facility which is generally drawn during the second half of the fiscal year.

   Although the Indenture contains limitations on the amount of additional Debt that the Issuer and the Guarantors may incur, under certain circumstances the amount of such Debt could be substantial and such Debt may be Senior Debt. The Issuer and the Guarantors may not incur or otherwise become liable for any Debt that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes.

   Claims of creditors of the Subsidiary Non-Guarantors, including trade creditors, generally will have priority with respect to the assets and earnings of such Subsidiary Non-Guarantors over the claims of creditors of the Issuer, including the holders of the Notes. The Notes, therefore, will be effectively subordinated to creditors (including trade creditors) of such Subsidiary Non-Guarantors.

   Only Debt of the Issuer or a Guarantor that is Senior Debt ranks senior to the Notes or the relevant Note Guarantee in accordance with the provisions of the Indenture. The Notes and each Note Guarantee in all respects rank pari passu with all other Pari Passu Debt of the Issuer or the relevant Guarantor, respectively. The Issuer has agreed in the Indenture, and each Guarantor will agree in a Supplemental Indenture, that they will not incur, directly or indirectly, any Debt which is subordinate or junior in ranking in any respect to Senior Debt unless such Debt is pari passu with or is expressly subordinated in right of payment to the Notes or the Note Guarantees. Unsecured Debt is not deemed to be subordinate or junior to secured indebtedness merely because it is unsecured.

   Upon any payment or distribution to creditors of the Issuer in a liquidation or dissolution of the Issuer or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuer or its property, an assignment for the benefit of creditors or any marshaling of the Issuer's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full, in cash or Cash Equivalents, of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not allowed or allowable in such proceeding) before the holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, in cash or Cash Equivalents, any payment or distribution to which the holders of Notes would be entitled shall be made to the holders of Senior Debt, except that holders of Notes may receive and retain:

     (1) Permitted Junior Securities; and

     (2) payments made from the trust described under "--Legal Defeasance and Covenant Defeasance" so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Notes without violating the subordination provisions described herein.

   The term "payment" means, with respect to the Notes, any payment, whether in cash or other assets or property, of interest, principal (including redemption price and purchase price), premium, Liquidated Damages or any other amount on, of or in respect of the Notes, any other acquisition of Notes and any deposit into the trust described under "--Legal Defeasance and Covenant Defeasance" below. The verb "pay" has a correlative meaning.

   The Issuer also may not make any payment or distribution upon or in respect of the Notes (except from the trust described under "--Legal Defeasance and Covenant Defeasance") if:

     (1) a default in the payment of any Designated Senior Debt occurs and is continuing beyond any applicable grace period (a "payment default") or any other default on Designated Senior Debt occurs and the maturity of such Designated Senior Debt is accelerated in accordance with its terms; or

     (2) a default, other than a payment default, occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity (a "non-payment default") and, in the case of this clause (2) only, the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Issuer, a Representative for, or the holders of a majority of the outstanding principal amount of, any issue of Designated Senior Debt.

   Payments on the Notes may and shall be resumed:

     (1) in the case of a payment default, upon the date on which such default is cured or waived and, in the case of Designated Senior Debt that has been accelerated, such acceleration has been rescinded; and

     (2) in case of a non-payment default, the earliest of (x) the date on which such non-payment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received or (z) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

   No new period of payment blockage may be commenced on account of any non-payment default unless and until 360 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

   As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of Notes may recover less ratably than other creditors of the Issuer including holders of Senior Debt and trade creditors. The Indenture limits, subject to certain financial tests and exceptions, the amount of additional Debt, including Senior Debt, that the Issuer and its Subsidiaries can incur. See "--Certain Covenants--Incurrence of Debt and Issuance of Preferred Stock" and "Risk Factors--Your right to receive payment on the notes is subordinated to our senior debt."

   If the Trustee or any holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under the caption "--Legal Defeasance and Covenant Defeasance") when:

     (1) the payment is prohibited by these subordination provisions; and

     (2) the Trustee or the holder has actual knowledge that the payment is prohibited;

the Trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the Trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper Representative.

   The Issuer must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

Note Guarantees

   The Issuer's payment obligations under the Notes will be jointly and severally guaranteed by any future Guarantors. The Note Guarantee of each Guarantor will be subordinated to the prior payment in full of all Senior Debt of such Guarantor on substantially the same terms as the Notes are subordinated to Senior Debt of the Issuer. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary without rendering the Note Guarantee, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors--The notes and any future guarantees may not be enforceable because of fraudulent conveyance laws."

   No Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Issuer or another Guarantor) unless:

     (1) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Note Guarantee of such Guarantor, the Indenture and the Registration Rights Agreement; and

     (2) immediately after giving effect to such transaction, no Default or Event of Default exists.

   Notwithstanding the foregoing clause (2):

     (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to any Guarantor; and

     (2) any Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another jurisdiction.

   In the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guarantor then held by the Issuer and its Restricted Subsidiaries, then such Guarantor will be released and relieved of any obligations under its Note Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture, to the extent required thereby. See "-- Repurchase at the Option of Holders--Asset Sales." In addition, any Guarantor that is designated as an Unrestricted Subsidiary in accordance with the provisions of the Indenture or is released from its guarantee or is otherwise no longer an obligor under all Credit Facilities incurred under clause (1) of the second paragraph under "--Certain Covenants--Incurrence of Debt and Issuance of Preferred Stock" will be released from its Note Guarantee upon effectiveness of such designation, release or cessation.

Optional Redemption

   Except as described in the following paragraphs, the Notes are not be redeemable at the Issuer's option prior to May 1, 2005. Thereafter, the Notes will be subject to redemption at any time at the option of the Issuer, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the applicable redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on May 1 of the years indicated below:

         Year                                         Percentage
         ----                                         ----------
         2005........................................  106.375%
         2006........................................  104.250%
         2007........................................  102.125%
         2008 and thereafter.........................  100.000%

   In addition, at any time and from time to time, prior to May 1, 2003, the Issuer may redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 112.75% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds of an underwritten registered public offering of common stock of the Issuer; provided that at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of any such redemption; and provided, further, that such redemption shall occur within 90 days of the date of the closing of such public offering.

   At any time on or prior to May 1, 2005, the Notes may be redeemed as a whole but not in part at the option of the Issuer upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days' prior notice (but in no event may any such redemption occur more than 120 days after the occurrence of such Change of Control) mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest and Liquidated Damages, if any, to, the redemption date, subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date.

Selection and Notice

   If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis (among the Notes and any Additional Notes as one class), by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part; provided further, however, that if a partial redemption is made with the proceeds of a public offering of common stock, selection of the Notes or portions thereof for redemption shall be made by the Trustee on a pro rata basis only or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Liquidated Damages, if any, cease to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

   Except as set forth below under "--Repurchase at the Option of Holders," the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

   Change of Control

   Upon the occurrence of a Change of Control, unless all Notes have been called for redemption pursuant to the provisions described above under the caption "--Optional Redemption," each holder of Notes will have the right to require the Issuer to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase. Within 30 days following any Change of Control, unless notice of redemption of all Notes has then been given pursuant to the provisions described under the caption "--Optional Redemption" above, the Issuer will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice.

   The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with such securities laws and regulations and will not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

   On the Change of Control Payment Date, the Issuer will:

     (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

     (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

     (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuer.

   The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Note surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. Prior to consummating a Change of Control Offer, the Issuer will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant, unless notice of redemption of all Notes has then been given pursuant to the provisions described under the caption "--Optional Redemption" above and such redemption is permitted by the terms of outstanding Senior Debt. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

   The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. The Change of Control purchase feature is a result of negotiations between the Issuer and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer would decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Debt outstanding at such time or otherwise affect the Issuer's capital structure or credit ratings.

   The New Credit Facility will prohibit the Issuer from purchasing any Notes, and will also provide that certain change of control events with respect to the Issuer would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Issuer becomes a party or that may be entered into by Subsidiaries of the Issuer may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of its lenders to purchase Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such a consent or repay such borrowings, the Issuer will remain prohibited from purchasing Notes. In such case, the Issuer's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the New Credit Facility or any such future credit or other agreement. In such circumstances, the subordination provisions in the Indenture would restrict payments to the holders of Notes.

   The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes and consummates a Change of Control Offer in a manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under the Change of Control Offer.

   Asset Sales

   The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

     (1) the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

     (2) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents and/or property or assets that will be used or useful in a Permitted Business of the Issuer or any of its Restricted Subsidiaries; provided that this clause (2) shall not apply to any sale of Equity Interests of or other Investments in Unrestricted Subsidiaries. For purposes of this provision, each of the following will be deemed to be cash:

       (a) any liabilities (as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet), of the Issuer or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or, in the case of liabilities of a Guarantor, the Note Guarantee of such Guarantor) that are assumed by the transferee of any such assets, or from which the Issuer and its Restricted Subsidiaries are released; and

       (b) any notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 90 days after receipt.

   Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Issuer may apply such Net Proceeds, at its option:

     (1) to repay Senior Debt or to repay Debt of any Restricted Subsidiary;

     (2) to make capital expenditures or to acquire properties and assets that will be used or useful in the business of the Issuer or any of its Subsidiaries; or


     (3) to the acquisition of a controlling interest in another entity engaged in a Permitted Business;

provided that if during such 360-day period the Issuer or a Restricted Subsidiary enters into a definitive agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2) or (3) or if the application of such Net Proceeds is part of a project authorized by the Board of Directors in good faith that will take longer than 360 days to complete and such project has begun, such 360 day period will be extended with respect to the amount of Net Proceeds so committed until required to be paid in accordance with such agreement (or, if earlier, until termination of such agreement) or, until completion of such project, as the case may be. Pending the final application of any Net Proceeds, the Issuer or any Restricted Subsidiary may temporarily reduce borrowings under a Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

   Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of the preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuer will:

     (1) make an offer to all holders of Notes; and

     (2) prepay, purchase or redeem (or make an offer to do so) any Pari Passu Debt of the Issuer in accordance with provisions governing such Debt requiring the Issuer to prepay, purchase or redeem such Debt with the proceeds from any Asset Sales (or offer to do so), pro rata in proportion to the respective principal amounts of the Notes and such other Debt required to be prepaid, purchased or redeemed or tendered for, in the case of the Notes pursuant to such offer (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of such pro rata portion of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of their principal amount plus accrued and unpaid interest and Liquidated Damages (if any) to the date of purchase subject to the right of holders of record on a record date to receive interest on the relevant interest payment date in accordance with the procedures set forth in the Indenture.


   To the extent that the aggregate principal amount of Notes and Pari Passu Debt tendered pursuant to an Asset Sale Offer or other offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the pro rata portion of such Excess Proceeds to be used to purchase Notes, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. Notwithstanding anything to the contrary in the foregoing, the Issuer may commence an Asset Sale Offer prior to the expiration of 360 days after the occurrence of an Asset Sale.

   The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with such securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Certain Covenants

   Restricted Payments

   The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

     (1) declare or pay any dividend or make any other distribution (including any payment by the Issuer or any Restricted Subsidiary in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) on account of the Issuer's or any of its Restricted Subsidiaries' Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) and dividends payable to the Issuer or any Restricted Subsidiary);

     (2) purchase, redeem or otherwise acquire or retire for value (including any acquisition or retirement by the Issuer or any Restricted Subsidiary in connection with any merger or consolidation) any Equity Interests of the Issuer;

     (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Debt of the Issuer or any Guarantor, except (a) a payment of interest, principal or other related Obligations at Stated Maturity and (b) the purchase, repurchase or other acquisition or retirement of Subordinated Debt of the Issuer or such Guarantor in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or other acquisition or retirement; or

     (4) make any Restricted Investment,

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

     (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

     (b) the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Debt pursuant to the Coverage Ratio Exception; and

     (c) such Restricted Payment, together with (without duplication) the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date, is less than the sum (without duplication) (the "Restricted Payments Basket") of;

       (i) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is negative, 100% of such negative amount); plus

       (ii) 100% of the aggregate net cash proceeds, and the fair market value of any property other than cash, received by the Issuer from the issue or sale (other than to a Subsidiary) of, or from capital contributions with respect to, Equity Interests of the Issuer (other than Disqualified Stock and all warrants, options or other rights to acquire Disqualified Stock (but excluding any debt security that is convertible into, or exchangeable for, Disqualified Stock)), in either case after the Issue Date; plus

       (iii) the amount by which the aggregate principal amount (or accreted value, if less) of Debt or Disqualified Stock of the Issuer or any Restricted Subsidiary is reduced on the Issuer's consolidated balance sheet upon the conversion or exchange after the Issue Date of any Debt convertible into or exchangeable for Equity Interests (other than Disqualified Stock) of the Issuer, together with the net cash proceeds received by the Issuer at the time of such conversion; plus

       (iv) 100% of the aggregate net cash proceeds received by the Issuer or a Restricted Subsidiary of the Issuer since the Issue Date (to the extent not included in Consolidated Net Income of the Issuer) from (i) Restricted Investments, whether through interest payments, principal payments, dividends or other distributions and payments, or the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) thereof made by the Issuer and its Restricted Subsidiaries (less the cost of such sale or disposition, if any) and (ii) a cash dividend from, or the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of, an Unrestricted Subsidiary; plus

       (v) upon the redesignation as a Restricted Subsidiary of any Subsidiary that was designated an Unrestricted Subsidiary after the Issue Date, the fair market value of the Restricted Investments of the Issuer and its Restricted Subsidiaries (other than such Subsidiary) in such Subsidiary.

   The foregoing provisions will not prohibit:

     (1) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Indenture;

     (2) the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests or Subordinated Debt of the Issuer in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Issuer) of, other Equity Interests (other than any Disqualified Stock) of, or a capital contribution to, the Issuer; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall not increase the Restricted Payments Basket;

     (3) the redemption, repurchase, retirement, defeasance or other acquisition of Subordinated Debt of the Issuer (A) made by an exchange for, or with the net cash proceeds from a substantially concurrent incurrence of, Permitted Refinancing Debt or (B) upon a Change of Control or Asset Sale to the extent required by the agreement governing such Subordinated Debt but only if the Issuer shall have complied with the covenants described under the heading "Change of Control" or "Asset Sales", as the case may be, and purchased all Notes validly tendered pursuant to the relevant offer prior to purchasing or repaying such Subordinated Debt;

     (4) the payment of any dividend by a Restricted Subsidiary of the Issuer to the holders of its common Equity Interests on a pro rata basis;

     (5) to the extent constituting Restricted Payments, the Specified Affiliate Payments;

     (6) Restricted Payments in an aggregate amount not to exceed $15.0 million; and

     (7) without limitation of the parenthetical at the end of clause (1) of the first paragraph of this covenant, the payment of any dividends in respect of the 14% Senior Redeemable Payment-In-Kind Preferred Stock of the Issuer (the "Senior Preferred Stock") in the form of additional shares of Senior Preferred Stock having the terms and conditions set forth in the Certificate of Designation relating to the Senior Preferred Stock as in effect on the Issue Date.

   In determining the aggregate amount of Restricted Payments made after the Issue Date in accordance with clause (c) of the second preceding paragraph, amounts expended pursuant to clauses (1) (without duplication) and (4) (but not amounts under any other clauses of the immediately preceding paragraph) shall be included in such calculation; provided that any amounts expended pursuant to such clause (4) relating to dividends paid to the Issuer or one of its Restricted Subsidiaries shall not be included in such calculation.

   The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment or any property other than cash that increases the Restricted Payments Basket shall be determined in good faith by the Board of Directors of the Issuer.

   In making the computations required by this covenant:

     (a) the Issuer or the relevant Restricted Subsidiary shall use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Issuer for the remaining portion of such period; and

     (b) the Issuer or the relevant Restricted Subsidiary will be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Issuer and the Restricted Subsidiary that are available on the date of determination.

   If the Issuer makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Issuer or any Restricted Subsidiary be permitted under the requirements of the Indenture, such Restricted Payment will be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Issuer's or any Restricted Subsidiary's financial statements, affecting Consolidated Net Income of the Issuer for any period. For the avoidance of doubt, it is expressly agreed that no payment or other transaction permitted by clauses (i), (iv), (vi), (vii) and (viii) of the second paragraph of the covenant described under "--Transactions with Affiliates," and no payment contemplated by or otherwise arising pursuant to the Recapitalization, shall be considered a Restricted Payment for purposes of, or otherwise restricted by, the Indenture.

   Incurrence of Debt and Issuance of Preferred Stock

   The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Debt (including Acquired Debt) or issue any Disqualified Stock and the Issuer will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence or issuance of any such Debt, the Issuer or any Guarantor or Foreign Subsidiary of the Issuer may incur Debt (including Acquired Debt) or issue shares of Disqualified Stock, and Guarantors may issue Preferred Stock, if, in any such case, the Consolidated Coverage Ratio for the Issuer's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Debt is incurred or such Disqualified Stock or other Preferred Stock is issued would have been at least 2.00 to 1.00, if such Debt is incurred or such Disqualified Stock or other Preferred Stock is issued on or before May 1, 2002, or at least 2.25 to 1.00 thereafter, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Debt had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period (the "Coverage Ratio Exception").

   The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Debt (collectively, "Permitted Debt"):

     (1) the incurrence by the Issuer or any of its Restricted Subsidiaries of term and revolving Debt and letters of credit (with letters of credit being deemed to have a principal amount equal to the undrawn face amount thereof) under Credit Facilities (including Guarantees of such Debt by the Issuer or any of its Subsidiaries); provided that the aggregate principal amount of such Debt outstanding pursuant to this clause (1) without duplication, does not exceed an amount equal to the sum of (a) $500.0 million and (b) the greater of $170.0 million and the Borrowing Base at the time such Debt is incurred;

     (2) the incurrence by the Issuer and its Restricted Subsidiaries of Existing Debt;

     (3) the incurrence by the Issuer of Debt represented by the Notes and by the Guarantors of Debt represented by the Note Guarantees;

     (4) the incurrence by the Issuer or any of its Restricted Subsidiaries of (a) Acquired Debt or (b) Debt (including Capital Lease Obligations) for the purpose of financing or refinancing all or any part of the lease, purchase price or cost of construction or improvement of any property (real or personal) or other assets that are used or useful in the business of the Issuer or such Restricted Subsidiary (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets and whether such Debt is owed to the seller or Person carrying out such construction or improvement or to any third party), in an aggregate principal amount at the date of such incurrence (including all Permitted Refinancing Debt incurred to refund, refinance or replace any other Debt incurred pursuant to this clause (4)) not to exceed an amount equal to $35.0 million; provided that such Debt exists at the date of such purchase or transaction, or is created within 180 days thereafter;

     (5) the incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to refund, refinance or replace Debt (other than intercompany
  Debt) incurred pursuant to the Coverage Ratio Exception, or pursuant to clause (2), (3) or (4) of this paragraph;

     (6) the incurrence by the Issuer or any of its Restricted Subsidiaries of intercompany Debt or Preferred Stock owed or issued to and held by the Issuer and any of its Restricted Subsidiaries including any Indebtedness arising in connection with a Qualified Receivables Transaction, provided, however, that (a) any such Debt of the Issuer shall be subordinated and junior in right of payment to the Notes and (b)(i) any subsequent issuance or transfer of Equity Interests or other action that results in any such Debt or Preferred Stock being held by a Person other than the Issuer or a Restricted Subsidiary and (ii) any sale or other transfer of any such Debt or Preferred Stock to a Person that is not either the Issuer or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Debt or issuance of such Preferred Stock by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

     (7) the incurrence by the Issuer or any of its Restricted Subsidiaries of Hedging Obligations that are incurred (a) for the purpose of fixing or hedging interest rate risk with respect to any floating rate Debt that is permitted by the terms of the Indenture to be outstanding in a notional amount not exceeding the amount of such Debt or (b) for the purpose of fixing or hedging currency exchange rate risk or commodity price risk incurred in the ordinary course of business, and in each case, not for speculative purposes;

     (8) the guarantee by the Issuer or any Guarantor of Debt of the Issuer or a Restricted Subsidiary of the Issuer or by any Restricted Subsidiary of Debt of any other Restricted Subsidiary that is not a Guarantor, in each case, that was permitted to be incurred by another provision of this covenant;

     (9) the incurrence by Foreign Subsidiaries of Debt for working capital purposes (including acquisitions), and by the Issuer or any of its Restricted Subsidiaries of Guarantees of Debt of Foreign Subsidiaries or foreign joint ventures, provided that the aggregate principal amount of such Debt and of the Debt so Guaranteed at any time outstanding does not exceed $30.0 million; and

     (10) the incurrence by the Issuer or any of its Restricted Subsidiaries of additional Debt (which may comprise Debt under the New Credit Facility) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, pursuant to this clause (10) not to exceed an amount equal to $50.0 million.

   Notwithstanding any other provision in this covenant, the maximum amount of Debt that the Issuer or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded as a result of fluctuations in the exchange rates of currencies. For purposes of determining compliance with this covenant:

     (a) the outstanding principal amount of any particular Debt shall be counted only once and any obligation arising under any guarantee, Lien, letter of credit or similar instrument supporting such Debt shall be disregarded;

     (b) in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through
  (10) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer shall, in its sole discretion, classify such item of Debt in any manner that complies with this covenant and such item of Debt will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof; provided that all outstanding Debt under the New Credit Facility immediately following the Recapitalization shall be deemed to have been incurred pursuant to clause
  (1) of the definition of Permitted Debt; and

     (c) accrual of interest and the accretion of accreted value will not be deemed to be an incurrence of Debt.

   No Senior Subordinated Debt

   The Issuer will not incur any Debt that is expressly subordinate in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes. No Guarantor will incur any Debt that is expressly subordinate in right of payment to any Senior Debt and senior in any respect in right of payment to the Note Guarantee of such Guarantor.

   Liens

   The Issuer will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Debt or trade payables (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided that:

     (1) if such other Debt constitutes Subordinated Debt or is otherwise subordinate or junior in right of payment to the Obligations under the Indenture, the Notes or the relevant Note Guarantee, as the case may be, such Lien is expressly made prior and senior in priority to the Lien securing such other Debt; or

     (2) in any other case, such Lien ranks equally and ratably with the Lien securing the other Debt or obligations so secured.

   Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

     (1) (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries (i) on its Capital Stock or (ii) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Debt owed to the Issuer or any of its Restricted Subsidiaries;

     (2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

     (3) transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

   However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:
     (a) contracts in effect on the Issue Date as in effect on the Issue Date, including the New Credit Facility and other Existing Debt and the related documentation;

     (b) the Indenture, the Notes, the Note Guarantees and any other agreement entered into after the Issue Date, provided that the encumbrances or restrictions in such agreements are not materially more restrictive than those contained in the foregoing agreements;

     (c) any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (but not created in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

     (d) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) above on the property so acquired;

     (e) Debt or other contractual requirements in connection with a Qualified Receivables Transaction that, in the good faith determination of the Board of Directors or senior management of the Issuer, are necessary or advisable to effect such Qualified Receivables Transaction;

     (f) in the case of clause (3) above, any encumbrance or restriction (i) that restricts in a customary manner the subletting, assignment, or transfer of any property or asset that is subject to a lease, license or similar contract or (ii) contained in security agreements or mortgages securing Debt to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

     (g) in the case of clause (3) above, any Lien on property or assets of the Issuer or any Restricted Subsidiary not otherwise prohibited by the Indenture;

     (h) any restriction under an agreement (including an option or right) to sell property or assets of, or Equity Interests in, the Issuer or any Restricted Subsidiary pending the closing of such sale, which sale is permitted under the Indenture;

     (i) restrictions on cash or other deposits or net worth imposed by leases or other agreements entered into in the ordinary course of business;

     (j) customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the Equity Interests therein) entered into in the ordinary course of business;

     (k) any encumbrances or restrictions created with respect to (i) Debt or Preferred Stock of Guarantors permitted to be incurred or issued subsequent to the Issue Date pursuant to the provisions of the covenant described under the caption "--Incurrence of Debt and Issuance of Preferred Stock" and (ii) Debt or Preferred Stock of Subsidiary Non-Guarantors permitted to be incurred or issued subsequent to the Issue Date pursuant to the provisions of the covenant described under the caption "--Incurrence of Debt and Issuance of Preferred Stock", provided that in the case of this clause (ii) the Board of Directors of the Issuer determines (as evidenced by a resolution of the Board of Directors) in good faith at the time such encumbrances or restrictions are created that such encumbrances or restrictions would not reasonably be expected to impair the ability of the Issuer to make payments of interest and scheduled payments of principal on the Notes in each case as and when due;

     (l) any encumbrances or restrictions required by any governmental, local or regulatory authority having jurisdiction over the Issuer or any of its Restricted Subsidiaries or any of their businesses in connection with any development grant made or other assistance provided to the Issuer or any of its Restricted Subsidiaries by such governmental authority; or

     (m) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (l) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, taken as a whole, are, in the good faith judgment of the Issuer, not materially more restrictive with respect to such encumbrances or restrictions than those contained in the contracts, instruments or obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

   Merger, Consolidation, or Sale of all or Substantially all Assets

   The Issuer may not consolidate or merge with or into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

     (1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

     (2) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

     (3) immediately before and immediately after giving effect to such transaction (including giving effect to any Debt being incurred in connection in with the transaction) no Default or Event of Default exists; and

     (4) except in the case of a merger of the Issuer with or into a Wholly Owned Restricted Subsidiary of the Issuer, the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, either (a) be permitted to incur at least $1.00 of additional Debt pursuant to the Coverage Ratio Exception or (b) have a Consolidated Coverage Ratio at least equal to the Consolidated Coverage Ratio of the Issuer for such four-quarter reference period.

   Notwithstanding the foregoing clauses (3) and (4):

     (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer; and

     (b) the Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another jurisdiction.

   For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Issuer, the Capital Stock of which constitutes all or substantially all of the assets and properties of the Issuer (determined on a consolidated basis for the Issuer and its Subsidiaries), shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

   This covenant does not apply to the merger of Saturn Acquisition Corporation with and into the Issuer on the Issue Date.

   Transactions with Affiliates

   The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance, guarantee or other transaction with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an "Affiliate Transaction"), unless:

     (1) such Affiliate Transaction is on terms that, taken as a whole, are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

     (2) the Issuer delivers to the Trustee:

       (a) with respect to any Affiliate Transaction entered into after the Issue Date involving aggregate consideration in excess of $4.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors; and

       (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Issuer or such Restricted Subsidiary of such Affiliate
    Transaction from a financial point of view issued by an investment banking, appraisal or accounting firm of national standing.

   Notwithstanding the foregoing, the following will not be deemed to be Affiliate Transactions:

     (i) any employment agreements, non-competition agreements, stock purchase or option agreements, collective bargaining agreements, employee benefit plans or arrangements (including vacation plans, health and life insurance plans, deferred compensation plans, stock loan programs, long-term incentive plans, directors' and officers' indemnification agreements and retirement, savings or similar plans), related trust agreements or any similar arrangements, in each case in respect of employees, officers or directors and entered into in the ordinary course of business, any payments or other transactions contemplated by any of the foregoing and any other payments of compensation to employees, officers, directors or consultants in the ordinary course of business or in connection with the Issuer's transition to new ownership;

     (ii) transactions between or among (a) the Issuer and/or its Restricted Subsidiaries or (b) the Issuer and/or one or more of its Restricted Subsidiaries and any joint venture; provided no Affiliate of the Issuer (other than a Restricted Subsidiary) owns Capital Stock of any such joint venture;

     (iii) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments;"

     (iv) loans or advances to employees (or guarantees of third party loans to employees) in the ordinary course of business or pursuant to a stock loan program;

     (v) transactions among the Issuer and/or one or more of its Subsidiaries effected as part of a Qualified Receivables Transaction;

     (vi) payments to Investcorp and its Affiliates (whether or not such Persons are Affiliates of the Issuer) for annual management, consulting and advisory fees and related expenses, which fees shall not exceed $1.5 million per year; provided, however, that such fees with respect to the first five years after the Issue Date were paid on the Issue Date;

     (vii) any agreement as in effect on the Issue Date (including the Recapitalization Agreement) or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction pursuant thereto (including the payment of all fees and expenses related to the Recapitalization);

     (viii) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer or its Restricted Subsidiaries, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party, in each case in the reasonable determination of the Board of Directors of the Issuer or the senior management thereof;

     (ix) Debt permitted by paragraph (10) of the covenant described under the caption "--Incurrence of Debt and Issuance of Preferred Stock" on terms that, taken as a whole, are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction with an unrelated Person, or, if there is no comparable transaction, have been negotiated in good faith by the parties thereto and, if any member of management is then a member of the Board of Directors of the Issuer or the relevant Restricted Subsidiary, also approved by such member;

     (x) any transaction on arm's length terms with non-affiliates that become Affiliates as a result of such transaction; and

     (xi) the issuance of common stock of the Issuer.

   Limitations on Designations of Unrestricted Subsidiaries

   The Board of Directors may designate (a "Designation") any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Issuer or any Restricted Subsidiary, so long as such Designation would not cause a Default; provided that:

     (1) any then existing Guarantee by the Issuer or any Restricted Subsidiary of any Debt of the Subsidiary being so designated shall be deemed an "incurrence" of such Debt at the time of such Designation; and

     (2) either (a) the Subsidiary to be so designated has total assets of $1.0 million or less or (b) if such Subsidiary has assets greater than $1.0 million, the "incurrence" of Debt referred to in clause (1) of this provision would be permitted under the "--Incurrence of Debt and Issuance of Preferred Stock" covenant described above.

   For purposes of making the determination of whether such Designation would cause a Default, the portion of the fair market value of the net assets of any Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary that is represented by the interest of the Issuer and its Restricted Subsidiaries (excluding Permitted Investments) in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Issuer, shall be deemed to be a Restricted Payment. Such Designation will only be permitted if such Restricted Payment would be permitted at such time.

   The Board of Directors may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation"); provided that:

     (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Revocation; and

     (b) all Liens and Debt of such Unrestricted Subsidiary outstanding immediately after such Revocation would, if incurred at such time, have been permitted to be incurred (and shall be deemed to have been incurred) for all purposes of the Indenture.

   Any such Designation or Revocation by the Board of Directors after the Issue Date shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such Designation or Revocation and an Officers' Certificate certifying that such Designation or Revocation complied with the foregoing provisions.

   Additional Note Guarantees

   All current and future Subsidiaries of the Issuer, other than Foreign Subsidiaries, Receivables Subsidiaries and Subsidiaries that have been properly designated as Unrestricted Subsidiaries in accordance with the Indenture for so long as they continue to constitute Unrestricted Subsidiaries, will be Guarantors in accordance with the terms of the Indenture to the extent such Subsidiaries are guarantors or are otherwise obligors under any Credit Facility incurred under clause (1) in the second paragraph under "--Incurrence of Debt and Issuance of Preferred Stock." Notwithstanding the foregoing, if any Foreign Subsidiary that is a Restricted Subsidiary shall Guarantee any Debt of the Issuer or any Domestic Subsidiary while the Notes are outstanding, then such Foreign Subsidiary shall become a Guarantor under the Indenture and will execute a Note Guarantee in accordance with the provisions of the Indenture.

   Business Activities

   The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as is not material to the Issuer and its Restricted Subsidiaries taken as a whole.

   Reports

   Notwithstanding that the Issuer may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Issuer will file with the Securities and Exchange Commission (the "Commission") and provide, within 15 days after the Issuer is required to file the same with the Commission, the Trustee and the holders with the annual reports and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act. In the event the Issuer is not permitted to file such reports, documents and information with the Commission, the Issuer will provide substantially similar information to the Trustee and the holders, as if the Issuer were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Events of Default and Remedies

   Each of the following constitutes an Event of Default with respect to the
Notes:

     (1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture);

     (2) default in payment when due of the principal of or premium, if any, on the Notes (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or an Asset Sale Offer) (whether or not prohibited by the subordination provisions of the Indenture);

     (3) failure by the Issuer for 30 days after receipt of notice from the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes to comply with the provisions described under the captions "--Repurchase at the Option of Holders--Change of Control," "-- Repurchase at the Option of Holders--Asset Sales," "--Certain Covenants-- Restricted Payments," "--Certain Covenants--Incurrence of Debt and Issuance of Preferred Stock" or "--Certain Covenants--Merger, Consolidation, or Sale of all or Substantially all Assets;"

     (4) failure by the Issuer for 60 days after receipt of notice from the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes specifying such failure to comply with any of its other agreements in the Indenture or the Notes;

     (5) the failure by the Issuer or any Restricted Subsidiary that is a Significant Subsidiary to pay any Debt within any applicable grace period after final maturity or acceleration by the holders thereof because of a default if the total amount of all such Debt unpaid or accelerated at the time exceeds $25.0 million;

     (6) any judgment or decree for the payment of money in excess of $25.0 million (net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful) is entered against the Issuer or any Significant Subsidiary that is a Restricted Subsidiary and is not discharged, waived or stayed and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed;

     (7) any Note Guarantee by a Guarantor that is a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or, except as permitted by the Indenture, shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

     (8) certain events of bankruptcy or insolvency with respect to the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary.

   If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable. Upon such a declaration, such amounts shall be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Issuer all outstanding Notes will become due and payable without further action or notice.

   The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the holders of a majority in aggregate principal amount of the Notes may rescind and cancel such declaration and its consequences:

     (a) if the rescission would not conflict with any judgment or decree;

     (b) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

     (c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

     (d) if the Issuer has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

   The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of or premium on, the Notes.

   Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, interest or Liquidated Damages when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

     (1) such holder has previously given the Trustee notice that an Event of Default is continuing;

     (2) holders of at least 25% in aggregate principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

     (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

     (4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

     (5) the holders of a majority in aggregate principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

   Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee.

   The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

   If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a trust officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium, if any, interest or Liquidated Damages on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of holders of Notes. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof actually know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, forthwith upon any Senior Officer obtaining actual knowledge of any such Default, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

   No past, present or future director, officer, employee, incorporator, agent or stockholder or Affiliate of the Issuer, as such, shall have any liability for any obligations of the Issuer under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. No past, present or future director, officer, employee, incorporator, agent or stockholder or Affiliate of any of the Guarantors, as such, shall have any liability for any obligations of the Guarantors under the Note Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes and Note Guarantees by accepting a Note and a Note Guarantee waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Satisfaction and Discharge

   Upon the request of the Issuer, the Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) and the Trustee, at the expense of the Issuer, will execute proper instruments acknowledging satisfaction and discharge of the Indenture, the Note Guarantees, the Registration Rights Agreement relating thereto and the Notes when:

     (1) either:

     (a) all the Notes theretofore authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes that have been subject to defeasance as described under the caption "-- Legal Defeasance and Covenant Defeasance") have been delivered to the Trustee for cancellation; or

     (b) all Notes not theretofore delivered to the Trustee for cancellation:

        (i) have become due and payable;

         (ii) will become due and payable at maturity within one year; or

          (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in trust for such purpose in an amount sufficient to pay and discharge the entire Debt on such Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any, on) and interest on the Notes to the date of such deposit (in case of Notes that have become due and payable) or to the Stated Maturity or redemption date, as the case may be;

     (2) the Issuer has paid or caused to be paid all sums payable under the Indenture by the Issuer; and

     (3) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture, the Note Guarantees, the security agreements relating thereto and the Notes have been complied with.

Legal Defeasance and Covenant Defeasance

   The Issuer may, at its option and at any time, elect to have all of its and the Guarantors' obligations discharged with respect to the outstanding Notes and Note Guarantees ("Legal Defeasance") and cure all then existing Events of Default, except for:

     (1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Notes when such payments are due from the trust referred to below;

     (2) the Issuer's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for Note payments held in trust;

     (3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's obligations in connection therewith; and

     (4) the Legal Defeasance provisions of the Indenture.

   In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released with respect to certain covenants that are described in the Indenture and the Note Guarantees ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes and the Note Guarantees. In the event Covenant Defeasance occurs, certain events (not including non-payment, and, solely with respect to the Issuer, bankruptcy and insolvency events) described under "--Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes and the Note Guarantees.

   In order to exercise either Legal Defeasance or Covenant Defeasance:

     (1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable Government Notes, or a combination thereof, in such amounts as will be sufficient (without reinvestment), in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date;

     (2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

       (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling; or

       (b) since the Issue Date, there has been a change in the applicable federal income tax law,

  in either case to the effect that, and based thereon such opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

     (3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

     (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

     (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

     (6) the Issuer must have delivered to the Trustee an opinion of counsel, subject to customary assumptions and exclusions, to the effect that after the 91st day following the deposit, the trust funds will not be part of any "estate" formed by the bankruptcy or reorganization of the Issuer or subject to the "automatic stay" under the Bankruptcy Law or, in the case of Covenant Defeasance, will be subject to a first priority Lien in favor of the Trustee for the benefit of the holders;

     (7) the Issuer must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of Notes over the other creditors of the Issuer or the Guarantors, as applicable, or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or the Guarantors, as applicable, or others; and

     (8) the Issuer must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

   A holder may transfer or exchange Notes in accordance with the Indenture. The Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption or repurchase. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or before any repurchase offer.

   The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

   Except as provided in the next two succeeding paragraphs, the Indenture, the Notes and the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

   Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

     (1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

     (2) reduce the principal of, change the fixed maturity of any Note, reduce any premium payable upon optional redemption of the Notes or otherwise alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders");

     (3) reduce the rate of or change the time for payment of interest on any Note;

     (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

     (5) make any Note payable in money other than that stated in the Notes;

     (6) impair the rights of holders of Notes to receive payments of principal of or premium, if any, or interest or Liquidated Damages on the Notes;

     (7) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes or the Note Guarantees in a manner which adversely affects the holders of the Notes;

     (8) make any change in the foregoing amendment and waiver provisions; or

     (9) except as permitted by the Indenture, release any Note Guarantee.

   Notwithstanding the foregoing, without the consent of any holder of Notes, the Issuer and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to provide for the assumption of the Issuer's or any Guarantor's obligations to holders of Notes in the case of a merger, consolidation or sale of assets, to release any Note Guarantee in accordance with the provisions of the Indenture, to provide for additional Guarantors, to make any change that would provide any additional rights or benefits to the holders of Notes or that, as determined by the Board of Directors of the Company in good faith, does not adversely affect the legal rights of any such holder under the Indenture, the Notes or the Notes Guarantees, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

   The Indenture contains certain limitations on the rights of the Trustee, should the Trustee become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if the Trustee acquires any conflicting interest the Trustee must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

   In case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs.

Copies of Documents

   Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement from the SEC as set forth below under the heading "Where You Can Find More Information."

Certain Definitions

   Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Debt" means, with respect to any specified Person:

     (1) Debt of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Debt incurred in connection with, or in contemplation of, such other Person's merging with or into or becoming a Restricted Subsidiary of such specified Person; and

     (2) Debt secured by a Lien encumbering any asset acquired by such specified Person.

   "Affiliate" of any specified Person means:

      (1) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person;

     (2) any other Person that owns, directly or indirectly, 5% or more of such specified Person's Voting Stock; or

     (3) any Person who is a director or officer (a) of such Person, (b) of any Subsidiary of such Person or (c) of any Person described in clause (1) or (2) above.

   For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

   "Applicable Premium" means, with respect to a Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note or (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at May 1, 2005 (such redemption price being set forth in the table under the subheading "Optional Redemption") plus (2) all required interest payments due on such Note through May 1, 2005 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note, if greater.

   "Asset Sale" means:

     (1) the sale, lease, conveyance or other disposition of any assets or rights (including by way of a sale and leaseback) (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Certain Covenants--Merger, Consolidation, or Sale of all or Substantially all Assets" and not by the provisions of the Asset Sale covenant), and

     (2) the issue or sale by the Issuer or any of its Restricted
  Subsidiaries of Equity Interests of any of the Issuer's Subsidiaries (other than director's qualifying shares),

in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions:

     (1) that have a fair market value in excess of 1.0% of Total Assets; or

     (2) for Net Proceeds in excess of 1.0% of Total Assets.

   Notwithstanding the foregoing, the following will not be Asset Sales:

     (a) a transfer of assets or an issuance of Equity Interests by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary or a transfer of assets by the Issuer to a Restricted Subsidiary;

     (b) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "--Certain Covenants-- Restricted Payments" (including any formation of or contribution of assets to a Subsidiary or joint venture);

     (c) leases or subleases to third parties, of real property owned in fee or leased by the Issuer or its Subsidiaries or a disposition of a lease of real property, in each case, in the ordinary course of business;

     (d) any disposition of property or assets (including inventory, accounts receivable and licensing agreements) of the Issuer or any of its Subsidiaries in the ordinary course of business, or that in the reasonable judgment of the Issuer, have become uneconomic, obsolete or worn out;

     (e) the disposition of Cash Equivalents or cash; and

     (f) sales of accounts or other receivables and related assets (or a fractional undivided interest therein) for the fair market value thereof, in a Qualified Receivables Transaction.

   "Bankruptcy Law" means Title 11, United States Code, or any similar federal or state law for the relief of debtors.

   "Board of Directors" means, with respect to any Person, the Board of Directors of such Person, or (except if used in the definition of "Change of Control") any authorized committee of the Board of Directors of such Person.

   "Borrowing Base" means, as of any date, an amount equal to the sum of:

     (1) 85% of the aggregate book value of all accounts receivable of the Issuer and its Restricted Subsidiaries; and

     (2) 60% of the aggregate book value of all inventory owned by the Issuer and its Restricted Subsidiaries,

   all calculated on a consolidated basis and in accordance with GAAP.

   To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Issuer shall use the most recent available information for purposes of calculating the Borrowing Base.

   "Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

   "Capital Stock" means:

     (1) in the case of a corporation, corporate stock;

     (2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

     (3) in the case of an association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of stock.

   "Cash Equivalents" means:

     (1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof;

     (2) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank or trust company having capital and surplus in excess of $300 million;

     (3) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

     (4) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P") and in each case maturing within one year after the date of acquisition;

     (5) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P;

     (6) Debt with a rating of "A" or higher from S&P or "A2" or higher from Moody's; and

     (7) investment funds investing at least 95% of their assets in securities of the types described in clauses (1)-(4) above.

   "Change of Control" means the occurrence of any of the following events:

     (1) prior to the first public offering after the Issue Date of Voting Stock of the Issuer, the Initial Control Group ceases to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Issuer, whether as a result of the issuance of securities of the Issuer, any merger, consolidation, liquidation or dissolution of the Issuer, any direct or indirect transfer of securities by the Initial Control Group or otherwise (for purposes of this clause (1) and clause (2) below, the Initial Control Group shall be deemed to beneficially own any Voting Stock of an entity (the "specified entity") held by any other entity (the "parent entity") so long as the Initial Control Group beneficially owns (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

     (2) following the first public offering after the Issue Date of Voting Stock of the Issuer, (a) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more members of the Initial Control Group, is or becomes the beneficial owner (as defined in clause (1) above), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Issuer, and (b) the Initial Control Group "beneficially owns" (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Issuer than such other person and does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Issuer (for purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person "beneficially owns" (as defined in clause (1) above), directly or indirectly, in the aggregate more than 40% of the voting power of the Voting Stock of such parent entity and the Initial Control Group "beneficially owns" (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity); or

     (3) at any time after the first public offering of common stock of the Issuer, any person other than the Initial Control Group (or their designated Board of Directors), (a)(i) nominates one or more individuals for election to the Board of Directors of the Issuer, and (ii) solicits proxies, authorizations or consents in connection therewith and (b) such number of nominees elected to serve on the Board of Directors in such election and all previous elections after the Issue Date represents a majority of the Board of Directors of the Issuer following such election.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Commodity Hedging Agreements" means any futures contract or other similar agreement or arrangement designed to protect the Issuer or any Restricted Subsidiary against fluctuations in commodities prices.

   "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

     (1) plus, to the extent deducted in computing such Consolidated Net
  Income:

       (a) Consolidated Interest Expense and the amortization of debt issuance costs, commissions, fees and expenses of such Person and its Restricted Subsidiaries for such period;

       (b) provision for taxes based on income or profits (including franchise taxes) of such Person and its Restricted Subsidiaries for such period;

       (c) depreciation and amortization expense, including amortization of inventory write-up under APB 16, amortization of intangibles (including goodwill and the non-cash costs of Interest Rate Agreements, Commodity Hedging Agreements or Currency Agreements, license agreements and non-competition agreements), amortization of management fees, non-cash amortization of Capital Lease Obligations, and organization costs;


       (d) expenses and charges related to any equity offering or incurrence of Debt permitted to be incurred by the Indenture (including any such expenses or charges relating to the Recapitalization);

       (e) the amount of any restructuring or other type of special charge or reserve;

       (f) unrealized gains and losses from hedging, foreign currency or commodities translations and transactions;

       (g) expenses consisting of internal software development costs that are expensed during the period but could have been capitalized in accordance with GAAP;

       (h) any write-downs, write-offs, and other non-cash charges, items and expenses;

       (i) the amount of any expense relating to any minority interest of Restricted Subsidiaries; and

       (j) costs of surety bonds in connection with financing activities, and

     (2) minus any cash payment for which a reserve or charge of the kind described in clause (e), (h) or (i) of subclause (1) above was taken previously during such period.

   "Consolidated Coverage Ratio" means with respect to any Person, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for the four full fiscal quarters ending on or prior to the date the transaction giving rise to the need to calculate the Consolidated Coverage Ratio (the "Calculation Date") for which financial statements are available to the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period. In the event that the Issuer or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Debt (other than working capital borrowings) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated but prior to Calculation Date, then the Consolidated Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Debt, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

   For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers and consolidations that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, and discontinued operations determined in accordance with GAAP on or prior to the Calculation Date, shall be given effect on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers and consolidations or discontinued operations (and the reduction or increase of any associated Consolidated Interest Expense, and the change in Consolidated Cash Flow, resulting therefrom, including because of Pro Forma Cost Savings) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger or consolidation or determined a discontinued operation, that would have required adjustment pursuant to this definition, then the Consolidated Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger or consolidation or discontinued operations had occurred at the beginning of the applicable four-quarter period.

   For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a financial or accounting officer of the Issuer. If any Debt to which pro forma effect is given bears interest at a floating rate, the interest expense on such Debt shall be calculated as if the rate in effect on the Calculation Date had been the applicable interest rate for the entire period (taking into account any Interest Rate Agreement in effect on the Calculation Date). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. Interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

   "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of:

     (1) the consolidated net interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings or any Qualified Receivables Transaction, and net payments (if any) pursuant to Hedging Obligations relating to Interest Rate Agreements or Currency Agreements with respect to Debt, excluding, however (a) amortization of debt issuance costs, commissions, fees and expenses and (b) customary commitment, administrative and transaction fees and charges);

     (2) dividends paid in respect of any Disqualified Stock of the Issuer or any Restricted Subsidiary, or cash dividends paid in respect of any Preferred Stock of a Restricted Subsidiary of the Issuer held by Persons other than the Issuer or a Subsidiary; and

     (3) commissions, discounts and other fees and charges incurred in connection with a Qualified Receivables Transaction of the Issuer or any Restricted Subsidiary,

in each case, on a consolidated basis and in accordance with GAAP.

   "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

     (1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary of such Person and the net losses of any such Person shall only be included to the extent funded with cash or property from the Issuer or any Restricted Subsidiary;

     (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, prohibited by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders unless such restriction with respect to the payment of dividends has been permanently waived;

     (3) except for purposes of calculating the Consolidated Coverage Ratio, the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

     (4) the cumulative effect of a change in accounting principles shall be excluded (effected either through cumulative effect adjustment or a retroactive application, in each case, in accordance with GAAP);

     (5) to the extent deducted in determining Net Income, the fees, expenses and other costs incurred in connection with the Recapitalization, including payments to management contemplated by the Recapitalization Agreement or in connection with the Issuer's transition to new ownership, in each case, to the extent that such fee, expense, cost or payment was disclosed in this prospectus, shall be excluded; and

     (6) with respect to periods prior to the Issue Date, Consolidated Net Income shall include (without duplication) all adjustments relating to reductions in costs related to employee terminations, elimination of certain unprofitable businesses, excess rebates related to the JDS program, closing the Mexico manufacturing facility, excess labor costs associated with the recognition segment and other items in each case of the type reflected in the calculation of Adjusted EBITDA set forth in footnote 3 to "Summary Consolidated Unaudited Pro Forma Financial Data". To the extent that all employee terminations referred to above have not been completed before the Issue Date, such costs shall be added back to Consolidated Net Income in periods after the Issue Date; provided, however, that if Consolidated Net Income is being calculated after September 30, 2000, the expected cost savings of such employee terminations with respect to employees that have not been terminated prior to the date of such calculation shall not be added back to Consolidated Net Income.

   "Coverage Ratio Exception" shall have the meaning set forth in the first paragraph of the covenant described under the caption "--Certain Covenants-- Incurrence of Debt and Issuance of Preferred Stock."

   "Credit Facilities" means, with respect to the Issuer and its Restricted Subsidiaries, one or more unsubordinated debt facilities (including the New Credit Facility) or commercial paper facilities with banks, insurance companies or other institutional lenders providing for unsubordinated revolving credit loans, unsubordinated term loans, unsubordinated notes, factoring or other receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from or issue securities to such lenders against such receivables) or unsubordinated letters of credit or other unsubordinated credit facilities, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

   "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement to which the Issuer or any Restricted Subsidiary is a party or of which it is a beneficiary.

   "Debt" means, with respect to any Person (without duplication):

     (1) any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, which purchase price is due more than six months after the date of placing such property in final service or taking final delivery thereof, or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;

     (2) all indebtedness under clause (1) of other Persons secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) provided that the amount of indebtedness of such Person shall be the lesser of:

       (a) the fair market value of such asset at such date of determination; and

       (b) the amount of such indebtedness of such other Persons, and

     (3) to the extent not otherwise included, the Guarantee by such Person of any Debt under clause (1) of any other Person;

provided, however, that Debt shall not include:

     (a) obligations and liabilities in respect of synthetic lease facilities that are accounted for as operating leases in accordance with GAAP (including Guarantees of loans then outstanding by the lenders under any such facility to the lessor thereunder);

     (b) obligations of the Issuer or any of its Restricted Subsidiaries arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Debt incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that:

       (i) such obligations are not reflected on the balance sheet of the Issuer or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (i)); and

       (ii) the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition,

     (c) (i) obligations under (or constituting reimbursement obligations with respect to) letters of credit, performance bonds, surety bonds, appeal bonds, completion guarantees or similar instruments issued in connection with the ordinary course of a Permitted Business, including letters of credit in respect of workers' compensation claims, security or lease deposits and self-insurance; provided, however, that upon the drawing of such letters of credit or other instrument, such obligations are reimbursed within 30 days following such drawing, and (ii) obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of day-light overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such obligations are extinguished within three business days of incurrence;

     (d) purchase price holdbacks in connection with purchasing in the ordinary course of business of the Issuer and its Restricted Subsidiaries;

     (e) leases of precious metals used in the ordinary course of business of the Issuer and its Restricted Subsidiaries, whether or not accounted for as operating leases under GAAP; or

     (f) customer deposits in the ordinary course of business.

Except as otherwise expressly provided in this definition, the amount of any Debt outstanding as of any date shall be:

     (i) the accreted value thereof, in the case of any Debt issued at a discount to par value; and


     (ii) the principal amount thereof in the case of any other Debt.

   "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

   "Designated Senior Debt" means:

     (1) any Senior Debt outstanding under our credit facility; and

     (2) any other Senior Debt permitted under the Indenture the outstanding principal amount of which is $10.0 million or more and that has been designated by the Issuer by notice to the Trustee as "Designated Senior Debt."

   "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is:

     (1) required to be redeemed or is redeemable at the option of the holder of such class or series of Capital Stock at any time on or prior to the date that is 91 days after the Stated Maturity of the Notes; or

     (2) convertible into or exchangeable at the option of the holder thereof for Capital Stock referred to in clause (1) above or Debt having a scheduled maturity on or prior to the date that is 91 days after the Stated Maturity of the Notes.

   Notwithstanding the preceding sentence, (A) if such Capital Stock is issued to any plan for the benefit of employees or by any such plan to such employees, in each case in the ordinary course of business of the Issuer or its Subsidiaries, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations, (B) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Issuer's purchase of such Notes as are required to be repurchased pursuant to the provisions of the Indenture as described under "--Repurchase at the Option of Holders--Change of Control" and (C) the Senior Preferred Stock having the terms and conditions set forth in the Certificate of Designation for the Senior Preferred Stock as in effect on the Issue Date shall not constitute Disqualified Stock under the Indenture.

   For purposes hereof, the amount of any Disqualified Stock shall be equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. The "maximum fixed repurchase price" of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date as of which the Consolidated Coverage Ratio shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Stock.

   "Domestic Subsidiary" means any Restricted Subsidiary of the Issuer other than a Foreign Subsidiary.

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Existing Debt" means Debt of the Issuer and its Restricted Subsidiaries (other than Debt under the New Credit Facility) in existence on the Issue Date, until such amounts are repaid.

   "Foreign Subsidiary" means any Subsidiary of the Issuer formed under the laws of any jurisdiction other than the United States or any political subdivision thereof substantially all of the assets of which are located outside of the United States or that conducts substantially all of its business outside of the United States.

   "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP as in effect as of the Issue Date.

   "Government Notes" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Debt.

   "Guarantors" means:

     (1) each of the Issuer's Restricted Subsidiaries on the Issue Date other than any (a) Foreign Subsidiary and (b) Subsidiary that is a Receivables Subsidiary; and

     (2) each Restricted Subsidiary that executes and delivers a Note Guarantee and a supplemental indenture assuming the obligations of a Guarantor under the Indenture after the Issue Date, and their respective successors and assigns, in each case until released from its Note Guarantee in accordance with the terms of the Indenture.

   "Hedging Obligations" means, with respect to any Person, the obligations of such Person under Interest Rate Agreements, Currency Agreements or Commodity Hedging Agreements.

   "Initial Control Group" means Investcorp S.A., Deutsche Bank Securities Inc. and their respective Affiliates, any Person acting in the capacity of an underwriter or initial purchaser in connection with a public or private offering of the Issuer's Capital Stock, or any Permitted Transferee of any of the foregoing Persons.

   "Initial Purchasers" means Deutsche Bank Securities Inc., UBS Warburg LLC, and Goldman, Sachs & Co.

   "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement, repurchase agreement, futures contract or other financial agreement or arrangement designed to protect the Issuer or any Restricted Subsidiary against fluctuations in interest rates.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (but excluding Guarantees of Debt not otherwise prohibited to be incurred under the Indenture (to the extent that such Guarantees of Debt do not then require cash payments by the Issuer and in the event that cash payments are then required, such payments shall constitute an Investment under the Indenture only 90 days subsequent to such payment)), advances or capital contributions (excluding commission, travel, payroll, entertainment, relocation and similar advances to officers and employees and profit sharing plan contributions made in the ordinary course of business), and purchases or other acquisitions for consideration of Debt, Equity Interests or other securities. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Issuer, the Issuer shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the second to last paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments."

   "Issue Date" means May 10, 2000.

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

   "Net Income" means, with respect to any Person and any period, the net income (or loss) of such Person (but not any Subsidiaries) for such period, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends of such Person (but not any Subsidiaries), excluding, however:

     (1) any extraordinary or non-recurring gains or losses or charges (including non-cash charges resulting from any write-up, write-down or write-off of amounts in connection with the Recapitalization) and gains or losses or charges from the sale of assets outside the ordinary course of business, together with any related provision for taxes on such gain or loss or charges; and

     (2) deferred financing costs written off in connection with the early extinguishment of Debt;

  provided, however, that Net Income shall be deemed to include any increases during such period to shareholder's equity of such Person attributable to tax benefits from net operating losses and the exercise of stock options that are not otherwise included in Net Income for such period.

   "Net Proceeds" means the aggregate cash proceeds or Cash Equivalents received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including legal, accounting and investment banking fees, and brokerage and sales commissions) and any relocation, redundancy and closing costs incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts applied to the repayment of principal, premium, if any, and interest on Debt that is not subordinated to the Notes required (other than required by clause (1) of the second paragraph of "-- Repurchase at the Option of Holders--Asset Sales") to be paid as a result of such transaction, all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

   "New Credit Facility" means the Credit Agreement expected to be dated as of May 10, 2000 among the Issuer, the Subsidiaries of the Issuer party thereto and the financial institutions named therein, and any related notes, collateral documents, letters of credit and Guarantees, including any appendices, exhibits or schedules to any of the foregoing (as the same may be in effect from time to time), in each case, as such agreements may be amended, modified, supplemented or restated from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid or extended from time to time (whether with the original agents and lenders or other agents or lenders or otherwise, and whether provided under the original credit agreement or other credit agreements or otherwise).

   "Note Guarantee" means the unconditional Guarantee by each Guarantor of the Issuer's Obligations under the Notes.

   "Notes" means the $225,000,000 aggregate principal amount of 12 3/4% Senior Subordinated Notes due 2010 issued by the Issuer on the Issue Date pursuant to the Indenture together with any Additional Notes and any exchange notes issued pursuant to this exchange offer.

   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages, Guarantees and other liabilities payable under the documentation governing any Debt, in each case, whether now or hereafter existing, renewed or restructured, whether or not from time to time decreased or extinguished and later increased, created or incurred, whether or not arising on or after the commencement of a proceeding under Title 11, U.S. Code or any similar federal or state law for the relief of debtors (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

   "Officers" means any of the following: Chairman, President, Chief Executive Officer, Treasurer, Chief Financial Officer, Executive Vice President, Senior Vice President, Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer reasonably acceptable to the Trustee.

   "Officers' Certificate" means a certificate signed by two Officers.

   "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

   "Pari Passu Debt" means any Debt of the Issuer or any Guarantor that ranks pari passu with the Notes or the relevant Note Guarantee.

   "Permitted Business" means the businesses conducted by the Issuer and its Subsidiaries as of the date of the Indenture and any other business reasonably related, complementary or incidental to any of those businesses including the provision of goods or services related to educational institutions.

   "Permitted Investments" means:

     (1) any Investment in the Issuer or in a Restricted Subsidiary (including in any Equity Interests of a Restricted Subsidiary);

     (2) any Investment in (a) cash or Cash Equivalents or (b) to the extent determined by the Issuer in good faith to be necessary for local currency working capital requirements of a Foreign Subsidiary, other cash equivalents, provided in the case of clause (b), the Investment is made by the Foreign Subsidiary having such operations;

     (3) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of substantially concurrent related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

     (4) any securities received or other Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales" or in connection with any other disposition of assets not constituting an Asset Sale;

     (5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer;

     (6) any Investments relating to a Receivables Subsidiary;

     (7) loans or advances to employees (or guarantees of third-party loans to employees) in the ordinary course of business or pursuant to a stock loan program;

     (8) stock, obligations or securities received in satisfaction of judgments, foreclosure of liens or settlement of debts (whether pursuant to a plan of reorganization or similar arrangement);

     (9) receivables owing to the Issuer or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms (including such concessionary terms as the Issuer or such Restricted Subsidiary deems reasonable);

     (10) any Investment existing on the Issue Date or made pursuant to legally binding written commitments in existence on the Issue Date which Investment is disclosed in this prospectus;

     (11) Investments in Interest Rate Agreements, Currency Agreements and Commodity Hedging Agreements not otherwise prohibited under the Indenture;

     (12) any Investment in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (12) that are at that time outstanding, not to exceed 10.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and

     (13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

   "Permitted Junior Securities" means debt or equity securities of the Issuer, any Guarantor or any successor corporation to the Issuer or such Guarantor issued pursuant to a plan of reorganization or readjustment of the Issuer or such Guarantor that are subordinated to the payment of all then outstanding Senior Debt of the Issuer or such Guarantor, as applicable, at least to the extent that (i) in the case of the Issuer, the Notes are subordinated to the payment of all Senior Debt on the Issue Date and (ii) in the case of such Guarantor, that the Note Guarantee of such Guarantor is subordinated to the payment of Senior Debt of such Guarantor on the Issue Date, so long as:

     (1) the effect of the use of this defined term in the subordination provisions described under the caption "--Subordination" is not to cause the Notes or the Note Guarantee, as applicable to be treated as part of (A) the same class of claims as the Senior Debt of the Issuer or such Guarantor, as applicable, or (B) any class of claims pari passu with, or senior to, the Senior Debt of the Issuer or such Guarantor, as applicable, for any payment or distribution in any case or proceeding or similar event relating to the liquidation, insolvency, bankruptcy, dissolution, winding up or reorganization of the Issuer or such Guarantor; and

     (2) to the extent that any Senior Debt of the Issuer or such Guarantor, as applicable, outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, either (A) the holders of any such Senior Debt not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment or (B) such holders receive securities which constitute Senior Debt of the Issuer or such Guarantor, as applicable, and which have been determined by the relevant court to constitute satisfaction in full in money or money's worth of any Senior Debt of the Issuer or such Guarantor, as applicable, not paid in full in cash.

   "Permitted Liens" means:

     (1) Liens securing Senior Debt of the Issuer or Debt of a Restricted Subsidiary (in each case including related Obligations) that was permitted by the terms of the Indenture to be incurred;

     (2) Liens in favor of the Issuer or any Restricted Subsidiary;

     (3) Liens on property (i) existing at the time of acquisition thereof or
  (ii) of a Person existing at the time such Person is merged into or consolidated with or acquired by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those acquired or to those of the Person merged into or consolidated with the Issuer or a Restricted Subsidiary, as the case may be;

     (4) Liens that secure Debt of a Person existing at the time any such Person becomes a Restricted Subsidiary of the Issuer; provided that such Liens do not extend to any assets other than those of the Person that became a Restricted Subsidiary of the Issuer;

     (5) banker's Liens, rights of setoff and Liens to secure the performance of bids, tenders, trade or government contracts (other than for borrowed money), leases, licenses, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

     (6) without limitation of clause (1) above, Liens to secure Debt (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Debt and Issuance of Preferred Stock" covering only the assets acquired, leased, constructed or improved with such Debt;

     (7) Liens existing on the Issue Date;

     (8) customary Liens incurred in connection with a Qualified Receivables Transaction;

     (9) (A) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and (B) Liens for taxes, assessments or governmental charges or claims, in each case, that are not yet due or delinquent or that are bonded or that are being contested in good faith and by appropriate proceedings; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

     (10) Liens, pledges or deposits in connection with (A) workmen's compensation, obligations and general liability exposure of the Issuer and its Restricted Subsidiaries and (B) unemployment insurance and other social security legislation;

     (11) Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Debt in respect of commercial letters of credit;

     (12) (A) mortgages, Liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Issuer or any Restricted Subsidiary of the Issuer has easement rights or on any real property leased by the Issuer or any Restricted Subsidiary on the Issue Date and subordination or similar agreements relating thereto and (B) any condemnation or eminent domain proceedings affecting any real property;

     (13) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

     (14) Liens securing Hedging Obligations entered into in the ordinary course of business;

     (15) without limitation of clause (1) above, Liens securing Refinancing Debt permitted to be incurred under the Indenture or amendments or renewals of Liens that were permitted to be incurred; provided, in each case, that such Liens do not extend to any additional property or asset of the Issuer or a Restricted Subsidiary;

     (16) any provision for the retention of title to an asset by the vendor or transferor of such asset which asset is acquired by the Issuer or any Restricted Subsidiary in a transaction entered into in the ordinary course of business of the Issuer or such Restricted Subsidiary;

     (17) Liens that secure Debt incurred by Foreign Subsidiaries for working capital purposes (including acquisitions), and by the Issuer or any of its Restricted Subsidiaries of Guarantees of Debt of Foreign Subsidiaries or foreign joint ventures; provided that the aggregate principal amount of such Debt and of the Debt so Guaranteed at any time outstanding does not exceed $30.0 million or was permitted to be incurred pursuant to the Coverage Ratio Exception; and

     (18) Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary of the Issuer with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (A) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (B) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Issuer or such Restricted Subsidiary.

   "Permitted Refinancing Debt" means any Debt of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Debt of the Issuer or any of its Restricted Subsidiaries incurred in compliance with the Indenture; provided that:

     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Debt so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable premium and fees and expenses incurred in connection therewith);

     (2) in the case of term Debt, principal payments required under such Permitted Refinancing Debt have a Stated Maturity no earlier than the earlier of (A) the Stated Maturity of those under the Debt being refinanced and (B) the maturity date of the Notes and such Permitted Refinancing Debt has a Weighted Average Life to Maturity equal to or greater than the lesser of the Weighted Average Life to Maturity of the Debt being extended, refinanced, renewed, replaced, defeased or refunded and the Weighted Average Life to Maturity of the Notes;

     (3) if the Debt being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Debt has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Debt being extended, refinanced, renewed, replaced, defeased or refunded; and

     (4) such Debt is incurred either by the Restricted Subsidiary who is the obligor on the Debt being extended, refinanced, renewed, replaced, defeased or refunded or by the Issuer.

   The Issuer may incur Permitted Refinancing Debt not more than six months prior to the application of the proceeds thereof to repay the Debt to be refinanced; provided that upon the incurrence of such Permitted Refinancing Debt, the Issuer shall provide written notice thereof to the Trustee, specifically identifying the Debt to be refinanced with Permitted Refinancing Debt.

   "Permitted Transferee" means, with respect to any Person:

      (1) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person; and

     (2) any investment fund or investment entity that is a subsidiary of such Person or a Permitted Transferee of such Person.

   "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

   "Preferred Stock" means, with respect to any Person, any Capital Stock of such Person (however designated) that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person. With respect to the Issuer, "Preferred Stock" includes the Senior Preferred Stock.

   "Pro Forma Cost Savings" means, with respect to any period ended on any Calculation Date, the reductions in costs with respect to the applicable four-quarter reference period that (1) are directly attributable to any Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations and calculated on a basis that is consistent with Article 11 of Regulation S-X under the Securities Act as in effect on the date of the Indenture or (2) have begun to be implemented prior to the Calculation Date by, or have been identified and approved in good faith by the Board of Directors of, the Issuer, any Restricted Subsidiary or the business that was the subject of any such Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations pursuant to a formalized plan, in the case of each of clause (1) and
(2), based on a supportable, good faith estimate of the Chief Financial Officer or other senior financial officer of the Issuer and determined on a pro forma basis as if all such reductions in costs had been effected as of the beginning of such period, decreased by any incremental expenses (other than capitalized expenses) incurred or to be incurred during the four-quarter reference period in order to achieve such reduction in costs.

   "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Issuer, any Restricted Subsidiary or any Receivables Subsidiary pursuant to which the Issuer, any Restricted Subsidiary or any Receivables Subsidiary may sell, convey or otherwise transfer to, or grant a security interest in for the benefit of, (a) a Receivables Subsidiary (in the case of a transfer or encumbrancing by the Issuer or a Restricted Subsidiary) and (b) any other Person, accounts and other receivables (whether now existing or arising in the future) of the Issuer or a Restricted Subsidiary which arose in the ordinary course of business of the Issuer or a Restricted Subsidiary, and any assets related thereto, including all collateral securing such receivables, all contracts and all guarantees or other obligations in respect of such receivables, proceeds of such receivables and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization or factoring transactions involving receivables.

   "Recapitalization" means the recapitalization of the Issuer pursuant to which Saturn Acquisition Corporation was merged with and into the Issuer and the financing transactions related thereto.

   "Recapitalization Agreement" means the Agreement and Plan of Merger dated as of December 27, 1999 by and between the Issuer and Saturn Acquisition Corporation, as amended through the Issue Date.

   "Receivables Subsidiary" means a Wholly Owned Subsidiary of the Issuer which engages in no activities other than in connection with the financing of receivables and related assets which is designated by the Board of Directors of the Issuer (as provided below) as a Receivables Subsidiary (a) no portion of any Debt or any other obligations (contingent or otherwise) of which, directly or indirectly, contingently or otherwise, (1) is guaranteed by the Issuer or a Restricted Subsidiary of the Issuer (excluding Standard Securities Undertakings), (2) is recourse to or obligates the Issuer or a Restricted Subsidiary of the Issuer in any way other than pursuant to Standard Securitization Undertakings, or (3) subjects any asset of the Issuer or a Restricted Subsidiary of the Issuer to the satisfaction thereof, other than Standard Securitization Undertakings, (b) with which neither the Issuer nor a Restricted Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than those customarily entered into in connection with Qualified Receivables Transactions, and (c) with which neither the Issuer nor a Restricted Subsidiary of the Issuer has any obligation, directly or indirectly, contingently or otherwise, to maintain or preserve such Subsidiary's financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by the filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

   "Representative" means any agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Restricted Payments Basket" shall have the meaning set forth in clause
(4)(c) of the first paragraph of the covenant described under the caption "-- Certain Covenants--Restricted Payments."

   "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

   "Secured Debt" means any Debt of the Issuer or any Guarantor secured by a Lien.

   "Senior Debt" means:

     (1) all Debt of the Issuer or any Guarantor outstanding under the New Credit Facility and all Hedging Obligations with respect thereto;

     (2) any other Debt (including Acquired Debt) permitted to be incurred by the Issuer or any Guarantor under the terms of the Indenture, unless the instrument under which such Debt is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or the relevant Note Guarantee; and

     (3) all Obligations with respect to the foregoing.

   Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:

     (1) any liability for federal, state, local or other taxes owed or owing by the Issuer;

     (2) any Debt of the Issuer or any Guarantor to any of its Subsidiaries or other Affiliates (other than Debt under any Credit Facility to any such Affiliate);

     (3) any trade payables;

     (4) that portion of Debt incurred in violation of the covenant described above under the caption""--Certain Covenants--Incurrence of Debt and Issuance of Preferred Stock" (but as to any such Debt under any Credit Facility, no such violation shall be deemed to exist for purposes of this clause (4) if the lenders have obtained a representation from a responsible financial officer of the Issuer to the effect that the issuance of such Debt does not violate such covenant); or

     (5) any Debt or obligation of the Issuer or any Guarantor which is expressly subordinated in right of payment to any other Debt or obligation of the Issuer or such Guarantor, as applicable, including any Subordinated Debt of the Issuer.

   "Senior Officer" means the Chief Executive Officer or the Chief Financial Officer of the Issuer.

   "Significant Subsidiary" means (a) any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date or (b) any one or more Restricted Subsidiaries of the Issuer that (1) are not otherwise Significant Subsidiaries, (2) as to which any event described in clause (6), (7) or (8) under "-- Events of Default and Remedies" has occurred and is continuing and (3) would together constitute a Significant Subsidiary under clause (a) of this definition.

   "Specified Affiliate Payments" means:

     (1) the direct or indirect repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer, held by any future, present or former employee, director, officer or consultant of the Issuer (or any of its Restricted Subsidiaries) pursuant to any management equity subscription agreement, stock option agreement or plan, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum amount of repurchases, redemptions or other acquisitions or retirements pursuant to this clause (1) (without giving effect to the immediately following proviso) of $10.0 million in any calendar year) and no payment default on Senior Debt or the Notes shall have occurred and be continuing; provided further that such amount in any calendar year may be increased by an amount not to exceed:

       (a) the cash proceeds received by the Issuer (including by way of capital contribution) since the Issue Date from the sale of Equity Interests of the Issuer to employees, directors, officers or consultants of, the Issuer or its Subsidiaries that occurs in such calendar year (it being understood that such cash proceeds shall be excluded from clause (c)(2) of the first paragraph under the covenant described under the caption "--Certain Covenants--Restricted Payments") plus

       (b) the cash proceeds from key man life insurance policies received by the Issuer and its Restricted Subsidiaries in such calendar year (including proceeds from the sale of such policies to the person insured thereby); and

  provided further that cancellation of Debt owing to the Issuer from employees, directors, officers or consultants of the Issuer or any of its Subsidiaries in connection with a repurchase of Equity Interests of the Issuer will not be deemed to constitute a Restricted Payment for purposes of the Indenture;

     (2) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants as a result of the payment of all or a portion of the exercise price of such options or warrants with Equity Interests; and

     (3) payments by the Issuer to shareholders or members of management of the Issuer and its Subsidiaries in connection with the Recapitalization that are reflected as adjustments to the pro forma financial statements included in this offering memorandum.

   "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Issuer or a Restricted Subsidiary which are reasonably customary in a receivables securitization transaction.

   "Stated Maturity" means, with respect to any installment of interest on or principal of, or any other amount payable in respect of, any series of Debt, the date on which such interest, principal or other amount was scheduled to be paid in the documentation governing such Debt, and shall not include any contingent obligations to repay, redeem or repurchase any such interest, principal or other amount prior to the date scheduled for the payment thereof.

   "Subordinated Debt" means any Debt of the Issuer or any Guarantor (whether outstanding on the Issue Date or thereafter incurred) that is subordinate or junior in right of payment to the Notes or the applicable Note Guarantee pursuant to written agreement.

   "Subsidiary" means, with respect to any Person:

     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

     (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

   Unless otherwise specified, "Subsidiary" refers to a Subsidiary of the Issuer.

   "Total Assets" means, at any time, the total consolidated assets of the Issuer and its Restricted Subsidiaries at such time, determined in accordance with GAAP. For the purposes of paragraph (4) of the covenant described under the caption "--Certain Covenants--Incurrence of Debt and Issuance of Preferred Stock," Total Assets shall be determined giving pro forma effect to the lease, acquisition, construction or improvement of the assets being leased, acquired, constructed or improved with the proceeds of the relevant Debt.

   "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical

Release H. 15(519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to May 1, 2005; provided, however, that if the period from the redemption date to May 1, 2005 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to May 1, 2005 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

   "Unrestricted Subsidiary" means:

     (1) any Subsidiary of the Issuer that is designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the manner provided under "--Certain Covenants--Limitations on Designations of Unrestricted Subsidiaries"; and

     (2) any Subsidiary of an Unrestricted Subsidiary;

but only to the extent permissible under the Indenture, as described above under "--Certain Covenants--Limitations on Designations of Unrestricted Subsidiaries."

   "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

   "Weighted Average Life to Maturity" means, when applied to any Debt at any date, the number of years obtained by dividing:

   (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

   (2) the then outstanding principal amount of such Debt.

   "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

   "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

                          DESCRIPTION OF THE WARRANTS

   The warrants to purchase Class E common stock of Jostens were issued pursuant to a warrant agreement (the "Warrant Agreement"), dated as of May 10, 2000, between the Issuer and The Bank of New York, as Warrant Agent.

General

   Each warrant, when exercised, will entitle the holder to purchase 1.889155 shares of our Class E common stock at a price equal to $0.01 per share. The number of shares issuable upon exercise of a warrant is subject to adjustment in certain cases as described below. In the aggregate, the warrants represent the right to purchase shares of our Class E common stock representing 4.0% of the total number of shares of our common equity (of all classes) outstanding on a fully diluted basis.

   The warrants are exercisable at any time prior to May 1, 2010. The number of shares issuable upon exercise of a warrant, was initially 1.889155 and is subject to adjustment from time to time upon the occurrence of certain events.

Registration Rights

   Registration Rights

   Pursuant to a warrant registration rights agreement, if we propose to effect a public offering, we must, not later than the date of the initial filing of the related registration statement, provide written notice to the holders of the warrants and the warrant shares. Each holder will have the right, within 15 days after receipt of such notice, to request that Jostens include such holder's shares subject to the warrant for sale pursuant to such registration statement. We will include in any public offering all the warrant shares for which we receive notice pursuant to the preceding sentence subject to certain "underwriter's cutback" provisions which may reduce the number of warrant shares offered.

   In addition, at any time following 90 days, subject to any lock-up period then in effect, after the completion of an initial public offering, on one separate occasion only, holders of 25% of the outstanding warrants and warrant shares will have the right to require Jostens, at the expense of Jostens (other than customary underwriting and broker commissions), to file a registration statement for the registration of resale of the warrants and warrant shares.

Tag-Along Rights; Mandatory Redemption

   Holders of warrants and warrant shares shall have the benefit of tag-along rights and, whether or not the Warrants have been exercised, will be subject to the mandatory redemption provisions of sections 4 and 5 of article IV of our articles of incorporation. See "Description of Capital Stock--New Common Stock--Tag-Along Rights; Mandatory Redemption" for a description of these provisions.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

General

   The following is a general discussion of certain United States federal income tax considerations relating to the exchange of the outstanding notes for the notes issued in this exchange offer. This discussion is based upon the Internal Revenue Code of 1986 as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax considerations described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal tax considerations resulting from exchange of, holding or disposing of the notes.

   In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances, or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold notes through partnerships or other pass-through entities, U.S. expatriates, or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion is limited to holders who hold the notes as capital assets. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

   YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. Holders

   As used herein, the term "non-U.S. holder" means a holder of notes that is not any of the following:

  (1) a citizen or resident of the United States for United States federal income tax purposes;

  (2) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

  (3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  (4) a trust that either is subject to the supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

   As used herein, the term "U.S. holder" means any holder other than a non-U.S. holder, as defined.

The Notes

   Exchange Pursuant to Exercise of Registration Rights

   Neither an exchange of outstanding notes for exchange notes nor the filing of a registration statement with respect to the resale of the notes should be a taxable event to you, and you should not recognize any taxable gain or loss or any interest income as a result of such exchange or such filing.

   Stated Interest

   Stated interest on a note will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for tax purposes.

   Original Issue Discount

   The "issue price" of a unit for U.S. federal income tax purposes equalled the first price at which a substantial number of units were sold for money, excluding sales to underwriters, placement agents or wholesalers. The issue price of a note was determined by allocating the issue price of the units between the notes and the warrants in proportion to their relative fair market values. We allocated the issue price of each unit as follows: $911.73 to each note and $47.70 to each warrant. Our allocation of the issue price is binding on you unless you explicitly disclose on a statement attached to your income tax return that you have made a different determination.

   Because the units were sold at a substantial discount from their principal amount at maturity, and a portion of the offering price for a unit was allocated to the warrants, the issuance of the notes resulted in original issue discount, referred to as "OID," in an amount equal to the excess of the "stated redemption price at maturity" over the issue price of the notes. The "stated redemption price at maturity" is the sum of all payments to be made on the notes other than "qualified stated interest." The term "qualified stated interest" means, generally, stated interest that is unconditionally payable at least annually at a single fixed rate.

   In general, you must include in income OID calculated on a constant-yield accrual method in advance of the receipt of some or all of the related cash payments. The amount of OID includible in income by you is the sum of the "daily portions" of OID with respect to the notes for each day during the taxable year or portion of the taxable year in which you hold such notes. This amount is referred to as "Accrued OID." The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. The amount of OID allocable to any accrual period is equal to:

  . the product of the notes' adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) less

  .  the qualified stated interest allocable to such accrual period.

   OID allocable to the final accrual period is the difference between the amount payable at maturity of the notes (other than qualified stated interest) and the notes' "adjusted issue price" at the beginning of the final accrual period. Special rules will apply calculating OID for an initial short accrual period. The "adjusted issue price" of a note at the beginning of any accrual period is equal to its issue price, increased by the Accrued OID for each prior accrual period and reduced by any payments other than qualified stated interest made on such note on or before the first day of the accrual period.

   We will furnish annually to the IRS and to holders (other than with respect to certain exempt holders, including, in particular, corporations) information with respect to the OID accruing while notes were held by the holders. You may be required to include different amounts of OID in gross income based on your individual circumstances.

   Market Discount

   If you acquire a note at a "market discount", some or all of any gain realized upon a disposition of, or full or partial principal payment on such note may be treated as ordinary income, as described below. "Market discount" is the excess (if any) of the principal amount of a note over your initial tax basis in the note. Such excess is not treated as market discount if it does not exceed a certain de minimis amount. Unless you have elected to include the market discount in income as it accrues, gain, if any, realized on a disposition or a full or partial principal payment of a note with market discount will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period you held such note. Gain may not be required to be recognized if you dispose of a note in connection with certain nonrecognition transactions.

   The amount of market discount treated as having accrued will be determined on a ratable basis unless you elect to accrue such discount on a constant interest basis. You may make that election with respect to any note but, once made, such election may never be revoked. Under the ratable accrual method, the accrued market discount on a note is an amount that bears the same ratio to the total market discount on the note as (A) the number of days you held the note bears to (B) the number of days after the date you acquired the note up to and including the date of maturity. In other words:

 Accrued Market Discount =Number of Days Note Held
---------------------     ---------------------
 Total Market Discount    Number of Days After Date of Acquisition to Date of
                          Maturity.

   Under the constant interest method, the accrued market discount is calculated using the purchased note's yield to maturity based on the purchase price. The yield to maturity is the interest rate at which the present value of all principal and interest payments to be made under the note equals the purchase price of the note. It must be constant over the term of the note. You may elect to include market discount in income currently, on either a ratable or constant interest basis. If you make this election, you will not be required to recharacterize gain upon disposition as ordinary income as discussed above. Once made, this election will apply to all debt instruments acquired by you at a market discount during the taxable year for which the election is made, and all subsequent taxable years. This election may be revoked only with the consent of the IRS. If you make this election, your tax basis in the note will be increased by the amount of the market discount that is included in income.

   Unless you elect to include market discount in income currently, you may be required to defer deductions for a portion of the interest paid on debt created to acquire a note. The amount deferred will not exceed the deferred market discount. The deferred amount will be deductible when the deferred market discount is realized.

   Bond Premium

   If you purchase a note and immediately after the purchase your tax basis in the note exceeds the sum of all amounts payable on the note after the purchase date (other than payments of stated interest), the note will be treated as having been acquired with "bond premium". You may elect to amortize such bond premium over the remaining term of such note using the constant yield method, but only as you take stated interest into account under your regular method of tax accounting (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date).

   If bond premium is amortized, the amount of interest that must be included in your income for each period ending on an interest payment date or at the stated maturity of the note, as the case may be, will be reduced. The reduction will be equal to the portion of premium allocable to such period based on your yield to maturity with respect to the note as determined under the bond premium rules. If you elect to amortize bond premium, you must reduce your tax basis in the note as described below under "-- Sale, Exchange or Redemption of the Notes". If you do not elect to amortize bond premium, you must include the full amount of each interest payment as ordinary income in accordance with your regular method of tax accounting. You may receive a tax benefit (in the form of capital loss or reduced capital gain) from the premium only in computing your gain or loss upon the sale or disposition or payment of the principal amount of the note.

   An election to amortize premium will apply to amortizable bond premium on all notes and other bonds held at the beginning of your first taxable year to which the election applies (if the interest on such notes or bonds is includible in the your gross income) or that are thereafter acquired. This election may be revoked only with the consent of the IRS.

   Optional Redemption

   The notes may be redeemed prior to their stated maturity at the option of Jostens or the holders upon certain circumstances. We do not anticipate that either Jostens' or the holders' ability to redeem or cause the redemption of the notes prior to the stated maturity thereof would affect the yield of the notes for U.S. federal income tax purposes.

   Sale, Exchange or Redemption of the Notes

   Upon the disposition of a note by sale, exchange or redemption, you will generally recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest) and (ii) your adjusted federal income tax basis in the note. Your adjusted federal income tax basis in a note generally will equal the cost of the note (other than amounts attributable to accrued interest), increased by the amount of OID you previously included in income, and decreased by payments previously received by you other than payments of stated interest and any premium amortized by you.

   Assuming that the note is held as a capital asset, subject to the market discount rules discussed above, such gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if you have held the note for longer than one year. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 20% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

   Backup Withholding and Information Reporting

   Under the Code, you may be subject, under certain circumstances, to information reporting and/or backup withholding at a 31% rate with respect to cash payments in respect of the notes. This withholding applies only if you (i) fail to furnish your social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor, (ii) furnish an incorrect TIN, (iii) fail to report interest properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is your correct number and that you are not subject to backup withholding. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against your United States federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. You should consult your tax advisor as to your qualification for exemption from withholding and the procedure for obtaining such exemption.

Non-United States Holders

   U.S. Federal Withholding Tax

   The 30% U.S. federal withholding tax will not apply to any payment of principal or interest (including original issue discount) on a particular series of notes provided that:

  . you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the U.S. Treasury regulations;

  . you are not a controlled foreign corporation that is related to us through stock ownership; and

  . you are not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business; and
     (a) you provide your name and address on an IRS Form W-8BEN (or successor form), and certify, under penalty of perjury, that you are not a U.S. person or (b) a financial institution holding the notes on your behalf certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or successor form) from the beneficial owner and provides us with a copy.

   If you cannot satisfy the requirements described above, payments of principal and interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

   The 30% U.S. federal withholding tax will generally not apply to any gain or income that you realize on the sale, exchange, or other disposition of the notes.

   U.S. Federal Estate Tax

   Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the U.S. Treasury Regulations) and (2) interest on that note would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

   U.S. Federal Income Tax

   If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on the interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on notes will be included in earnings and profits if so effectively connected.

   Any gain or income realized on the sale, exchange, or redemption of notes generally will not be subject to U.S. federal income tax unless:

  . that gain or income is effectively connected with the conduct of a trade or business in the United States by you,

  . you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

  .  you are subject to tax under tax laws applicable to certain U.S.
     expatriates.

   Information Reporting and Backup Withholding

   In general, you will not be subject to information reporting and backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under "U.S. Federal Withholding Tax."

   In addition, you will not be subject to backup withholding and information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

   U.S. Treasury regulations were recently issued that generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 2000. In general, the new U.S. Treasury regulations would not significantly alter the present rules discussed above, except in certain special situations.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

                         BOOK-ENTRY; DELIVERY AND FORM

   The certificates representing the notes will be issued in fully registered form. Except as described below, the notes will initially be represented by one or more global notes in fully registered form, without interest coupons. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

Certain Book Entry Procedures for the Global Notes

   The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we nor any of the initial purchasers takes any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

The Global Notes

   We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

   So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture.

   Payments on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Jostens, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

   We expect that DTC or its nominee, upon receipt of any payment on the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the applicable global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with notes held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

   Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such notes, such holder must transfer its interest in a global note in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

   DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of or beneficial interests in notes as to which such participant or participants has or have given such direction. However, in the case of the notes, if there is an event of default under the indenture, DTC will exchange the global notes for certificated notes, which it will distribute to its participants.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

   Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither Jostens nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certificated Notes

   Certificated notes shall be issued in exchange for beneficial interests in the global notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days.

                              PLAN OF DISTRIBUTION

   Each broker-dealer that receives notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale. In addition, until January 11, 2001, (90 days after the date of this Prospectus) all dealers effecting transactions in the notes may be required to deliver a prospectus.

   Jostens will not receive any proceeds from any sale of notes by broker-dealers. Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to these prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any of the notes. Any broker-dealer that resells notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of these notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of notes and any commission or concessions received any these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   Furthermore, any broker dealer that acquired any of its outstanding notes directly from us:

  . may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

  . must also be named a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

   For a period of 90 days after the expiration date of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

   The validity of the exchange notes will be passed upon by William J. George, General Counsel of Jostens, Minneapolis, Minnesota.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at January 1, 2000 and January 2, 1999, and for each of the three years in the period ended January 1, 2000, as set forth in their report. We've included our financial statements and schedule in the Prospectus and elsewhere in the Registration Statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                         JOSTENS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    Page Number
                                                                    -----------
Index to Consolidated Financial Statements........................     F-1
Report of Independent Auditors....................................     F-2
Consolidated Statements of Operations for the Fiscal Years Ended
 January 3, 1998,
 January 2, 1999 and January 1, 2000..............................     F-3
Consolidated Balance Sheets as of January 2, 1999 and January 1,
 2000.............................................................     F-4
Consolidated Statements of Cash Flows for the Fiscal Years Ended
 January 3, 1998,
 January 2, 1999 and January 1, 2000..............................     F-5
Consolidated Statements of Changes in Shareholders' Investment for
 the Fiscal Years Ended January 3, 1998, January 2, 1999 and
 January 1, 2000..................................................     F-6
Notes to Consolidated Financial Statements........................     F-7
Condensed Consolidated Statements of Operations for the Six-Months
 Ended July 3, 1999 and July 1, 2000 (unaudited)..................     F-33
Consolidated Balance Sheets as of July 3, 1999 and July 1, 2000
 (unaudited)......................................................     F-34
Condensed Consolidated Statement of Cash Flows for the Six-Months
 Ended July 3, 1999 and July 1, 2000 (unaudited)..................     F-35
Condensed Consolidated Statement of Change in Shareholders'
 Investment (Deficit)
 for the Six-Months Ended July 3, 1999 and July 1, 2000
 (unaudited)......................................................     F-36
Notes to Condensed Consolidated Financial Statements (unaudited)..     F-37

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Jostens, Inc.:

   We have audited the accompanying consolidated balance sheets of Jostens, Inc. and subsidiaries as of January 1, 2000 and January 2, 1999, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for each of the three fiscal years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jostens, Inc. and subsidiaries as of January 1, 2000 and January 2, 1999, and the consolidated results of their operations and cash flows for each of the three fiscal years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP


Ernst & Young LLP
Minneapolis, Minnesota
February 2, 2000, except for note 16, as to which the date is April 13, 2000

                         JOSTENS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     1999      1998      1997
                                                   --------  --------  --------
                                                   (in thousands, except per-
                                                          share data)
Net sales......................................... $782,438  $770,917  $742,479
Cost of products sold.............................  349,691   351,795   351,290
                                                   --------  --------  --------
  Gross profit....................................  432,747   419,122   391,189
Selling and administrative expenses...............  330,895   316,933   291,527
Special charge....................................   20,194        --        --
                                                   --------  --------  --------
Operating income..................................   81,658   102,189    99,662
Interest income...................................     (487)     (366)     (587)
Interest expense..................................    7,486     7,026     6,866
Write-off of JLC notes receivable, net............       --    12,009        --
                                                   --------  --------  --------
  Income before income taxes......................   74,659    83,520    93,383
Income taxes......................................   31,480    41,700    36,200
                                                   --------  --------  --------
Net income........................................ $ 43,179  $ 41,820  $ 57,183
                                                   ========  ========  ========
Earnings per common share
  Basic........................................... $   1.27  $   1.14  $   1.47
  Diluted......................................... $   1.27  $   1.14  $   1.47
Weighted average common shares outstanding
  Basic...........................................   34,004    36,527    38,773
  Diluted.........................................   34,093    36,705    38,969


          See accompanying notes to consolidated financial statements.

                         JOSTENS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      January 1, 2000 and January 2, 1999

                                                               1999      1998
                                                             --------  --------
                                                              (in thousands,
                                                             except per-share
                          ASSETS                                   data)
Current assets
Cash and cash equivalents..................................  $ 38,517  $  2,595
Accounts receivable, net of allowance of $5,775 and $7,308,
 respectively..............................................   107,638   106,347
Inventories................................................    87,839    90,494
Deferred income taxes......................................    17,400    14,682
Salespersons overdrafts, net of allowance of $6,332 and
 $7,061, respectively......................................    26,194    20,689
Prepaid expenses and other current assets..................     8,721     5,737
                                                             --------  --------
  Total current assets.....................................   286,309   240,544
Other assets
Intangibles, net...........................................    18,895    28,165
Other......................................................    17,872     8,811
                                                             --------  --------
  Total other assets.......................................    36,767    36,976
Property and equipment, net................................    84,640    88,647
                                                             --------  --------
                                                             $407,716  $366,167
                                                             ========  ========
         LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities
Short-term borrowings......................................  $117,608  $ 93,922
Accounts payable...........................................    23,641    23,682
Employee compensation......................................    29,478    27,560
Commissions payable........................................    26,134    22,131
Customer deposits..........................................   112,958    92,092
Income taxes...............................................    17,223     4,713
Other accrued liabilities..................................    30,100    23,679
                                                             --------  --------
  Total current liabilities................................   357,142   287,779
Other noncurrent liabilities...............................    14,064    19,836
                                                             --------  --------
Total liabilities..........................................   371,206   307,615
Commitments and contingencies
Shareholders' investment
Preferred shares, $1.00 par value: authorized 4,000 shares,
 none issued...............................................        --        --
Common shares, $.33 1/3 par value: authorized 100,000
 shares, issued January 1, 2000 --33,324; January 2, 1999
 -- 35,071.................................................    11,108    11,690
Retained earnings..........................................    31,072    54,627
Accumulated other comprehensive loss.......................    (5,670)   (7,765)
                                                             --------  --------
  Total shareholders' investment...........................    36,510    58,552
                                                             --------  --------
                                                             $407,716  $366,167
                                                             ========  ========

          See accompanying notes to consolidated financial statements.

                         JOSTENS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    1999      1998      1997
                                                  --------  --------  --------
                                                        (in thousands)
Operating activities
Net income......................................  $ 43,179  $ 41,820  $ 57,183
Depreciation....................................    23,329    20,587    19,845
Amortization....................................     2,009     2,584     2,297
Deferred income taxes...........................    (2,671)   15,712    (3,403)
Special charge (non-cash portion)...............    14,101        --        --
Write-off of JLC notes receivable, net..........        --    12,009        --
Changes in assets and liabilities, net of
 effects of business acquisition
  Accounts receivable...........................    (1,291)    2,167      (651)
  Inventories...................................     2,655     1,568     6,431
  Salespersons overdrafts.......................    (5,505)    4,806      (602)
  Prepaid expenses and other current assets.....    (2,984)   (1,058)    4,554
  Accounts payable..............................     8,364    (1,171)    1,506
  Employee compensation.........................     1,918     8,114     4,457
  Commissions payable...........................     4,003     2,909     1,628
  Customer deposits.............................    20,866    (6,567)   22,625
  Income taxes..................................    12,593    (6,044)    5,658
  Other.........................................     4,653     4,179    (4,811)
                                                  --------  --------  --------
    Net cash provided by operating activities...   125,219   101,615   116,717
                                                  --------  --------  --------
Investing activities
Purchases of property and equipment.............   (27,830)  (36,936)  (24,381)
Business acquisition............................        --        --    (9,883)
Equity investments..............................   (10,611)       --        --
Other...........................................     1,262     1,675        --
                                                  --------  --------  --------
    Net cash used for investing activities......   (37,179)  (35,261)  (34,264)
                                                  --------  --------  --------
Financing activities
Net short-term borrowings (repayments)..........    15,281    38,248   (36,238)
Principal payments on long-term debt............        --        --      (281)
Dividends paid..................................   (29,998)  (32,332)  (34,198)
Proceeds from exercise of stock options.........     2,452     4,258    11,693
Repurchases of common stock.....................   (39,853)  (80,001)  (20,000)
                                                  --------  --------  --------
    Net cash used for financing activities......   (52,118)  (69,827)  (79,024)
                                                  --------  --------  --------
Change in cash and cash equivalents.............    35,922    (3,473)    3,429
Cash and cash equivalents, beginning of period..     2,595     6,068     2,639
                                                  --------  --------  --------
Cash and cash equivalents, end of period........  $ 38,517  $  2,595  $  6,068
                                                  ========  ========  ========
Supplemental information
Income taxes paid...............................  $ 20,623  $ 32,357  $ 26,300
Interest paid...................................  $  5,702  $  6,426  $  5,900


          See accompanying notes to consolidated financial statements.

                         JOSTENS, INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

                                                               Accumulated
                          Common shares                           other
                          ---------------  Capital  Retained  comprehensive           Comprehensive
                          Number  Amount   surplus  earnings      loss       Total       income
                          ------  -------  -------  --------  ------------- --------  -------------
                                         (in thousands, except per-share data)
Balance -- December 28,
 1996...................  38,665  $12,888  $ 1,480  $101,687     $(3,442)   $112,613
Stock options and
 restricted stock, net..     584      241   11,452                            11,693
Cash dividends declared
 of $0.88 per share.....                             (34,198)                (34,198)
Share repurchases.......    (827)    (276) (14,430)   (5,294)                (20,000)
Tax benefit of stock
 options................                     1,498                             1,498
Net income..............                              57,183                  57,183     $57,183
Change in cumulative
 translation
 adjustment.............                                            (824)       (824)       (824)
Adjustment in minimum
 pension liability, net
 of $606 tax............                                            (872)       (872)       (872)
                                                                                         -------
Comprehensive income....                                                                 $55,487
                          ------  -------  -------  --------     -------    --------     =======
Balance -- January 3,
 1998...................  38,422   12,853       --   119,378      (5,138)    127,093
Stock options and
 restricted stock, net..     234       78    4,180                             4,258
Cash dividends declared
 of $0.88 per share.....                             (32,332)                (32,332)
Share repurchases.......  (3,585)  (1,241)  (4,521)  (74,239)                (80,001)
Tax benefit of stock
 options................                       341                               341
Net income..............                              41,820                  41,820     $41,820
Change in cumulative
 translation
 adjustment.............                                          (1,576)     (1,576)     (1,576)
Adjustment in minimum
 pension liability, net
 of $649 tax............                                          (1,051)     (1,051)     (1,051)
                                                                                         -------
Comprehensive income....                                                                 $39,193
                          ------  -------  -------  --------     -------    --------     =======
Balance -- January 2,
 1999...................  35,071   11,690       --    54,627      (7,765)     58,552
Stock options and
 restricted stock, net..     129       43    2,409                             2,452
Cash dividends declared
 of $0.88 per share.....                             (29,998)                (29,998)
Share repurchases.......  (1,876)    (625)  (2,492)  (36,736)                (39,853)
Tax benefit of stock
 options................                        83                                83
Net income..............                              43,179                  43,179     $43,179
Change in cumulative
 translation
 adjustment.............                                           1,078       1,078       1,078
Adjustment in minimum
 pension liability, net
 of $667 tax............                                           1,017       1,017       1,017
                                                                                         -------
Comprehensive income....                                                                 $45,274
                          ------  -------  -------  --------     -------    --------     =======
Balance -- January 1,
 2000...................  33,324  $11,108  $    --  $ 31,072     $(5,670)   $ 36,510
                          ======  =======  =======  ========     =======    ========


          See accompanying notes to consolidated financial statements.

                         JOSTENS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

   Our Business

   We are a leading manufacturer and marketer of school-related affinity products and one of the leading manufacturers and suppliers of corporate-based affinity products that help people celebrate important moments, recognize achievements and build affiliations.

   Fiscal Year

   Our fiscal year ends the Saturday closest to December 31. Fiscal years 1999, 1998 and 1997 ended on January 1, 2000, January 2, 1999 and January 3, 1998, respectively. Normally each fiscal year consists of 52 weeks, but periodically, there will be a 53-week year, as was the case in 1997.

   Principles of Consolidation

   Our consolidated financial statements include the accounts of our company and our subsidiaries. Significant intercompany accounts and transactions have been eliminated. Certain balances have been reclassified to conform to the 1999 presentation.

   Use of Estimates

   The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   Cash and cash equivalents include cash on hand, time deposits and commercial paper. Short-term investments have an original maturity of three months or less and are considered cash equivalents. Investments in debt securities have an original maturity of three months or less and are held to maturity. All short-term securities are carried at amortized cost, which approximates fair value. Negative cash as of the end of 1998 was $8.4 million and is included in "accounts payable" on the consolidated balance sheets. There was no negative cash as of the end of 1999.

   Inventories

   Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method for all inventories except gold and certain other precious metals which are determined using the last-in, first-out
(LIFO) method. LIFO inventories were $0.1 million and $0.2 million as of the end of 1999 and 1998 and approximate replacement cost.

   Net income in 1998 and 1997 reflects pre-tax gains of $3.7 million ($2.2 million after tax or 6 cents per share) and $6.8 million ($3.5 million after tax or 10 cents per share), respectively, resulting from a reduction in LIFO gold inventories.

   Intangibles

   Intangibles primarily represent the excess of the purchase price over the fair value of the net tangible assets of acquired businesses and are amortized over various periods of up to 40 years. Accumulated amortization as of the end of 1999 and 1998 was $14.1 million and $16.6 million, respectively.

                         JOSTENS, INC. AND SUBSIDIARIES

   Property and Equipment

   Property and equipment are stated at cost. Depreciation and amortization is computed for financial reporting purposes principally using the straight-line method over the following estimated useful lives:

                                                                         Years
                                                                        --------
      Buildings........................................................ 15 to 40
      Machinery and equipment..........................................  3 to 10
      Capitalized software.............................................   2 to 5

   Impairment of Long-Lived Assets

   We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

   Income Taxes

   Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

   Revenue Recognition, Sales Returns and Warranty Costs

   Sales are recognized when product is shipped. Provisions for sales returns and warranty costs are recorded at the time of sale based on historical information and current trends.

   Foreign Currency Translation

   Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the balance sheet date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded in comprehensive income.

   Financial Instruments

   From time to time, we may use derivative financial instruments to manage market risks and reduce our exposure resulting from fluctuations in foreign currency and interest rates. Financial instruments are not used for trading purposes.

   We may enter into foreign currency forward contracts to hedge purchases of inventory in foreign currency. The purpose of these hedging activities is to protect us from the risk that inventory purchases denominated in foreign currency will be adversely affected by changes in foreign currency rates. Gains or losses on forward contracts used to purchase inventory for which we have firm purchase commitments qualify as accounting hedges and are therefore deferred and recognized in income when the inventory is sold. Counterparties expose us to credit loss in the event of nonperformance as measured by the unrealized gains on the contracts. There were no foreign currency contracts outstanding as of the end of 1999 or 1998.

   We may enter into interest rate swap agreements to limit the effect of increases in the interest rates on any floating rate debt. The differential is accrued as interest rates change and is recorded in interest expense. There were no open interest rate swap agreements as of the end of 1999 or 1998.

                         JOSTENS, INC. AND SUBSIDIARIES

   Earnings Per Common Share

   Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of options, restricted stock and contingently issuable shares. Unless otherwise noted, references are to diluted earnings per share.

   Basic and diluted earnings per share were calculated using the following:

                                                        1999    1998    1997
                                                       ------- ------- -------
                                                        (in thousands, except
                                                           per-share data)
   Weighted average common shares outstanding --
    basic.............................................  34,004  36,527  38,773
   Dilutive shares....................................      89     178     196
                                                       ------- ------- -------
   Weighted average common shares outstanding --
    diluted...........................................  34,093  36,705  38,969
                                                       ======= ======= =======
   Net income for basic and diluted earnings per
    share............................................. $43,179 $41,820 $57,183
   Earnings per share -- basic........................ $  1.27 $  1.14 $  1.47
   Earnings per share -- diluted...................... $  1.27 $  1.14 $  1.47

   Stock-Based Compensation

   We use the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recognized only to the extent the market price of the common stock exceeds the exercise price of the stock at the date of grant.

   New Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued Statement SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in years beginning after June 15, 2000. The effect of adopting the Statement is not currently expected to have a material effect on our future financial position or overall trends in results of operations.

2. Merger and Recapitalization

   On December 27, 1999, we entered into a merger agreement with Saturn Acquisition Corporation, a newly formed corporation controlled by Investcorp S.A., a global investment group, and its co-investors. Under this agreement, Saturn Acquisition Corporation will merge with and into Jostens. The merger will be accounted for as a recapitalization by Jostens. Upon completion of the merger, Investcorp and its co-investors, including Jostens' senior management, will own approximately 94 percent of Jostens' common stock. The remaining 6 percent of our post-merger common stock will be retained by some or all of our pre-merger public shareholders.

   As a result of the merger:

  . approximately 98 percent of Jostens' outstanding common stock will be purchased for cash of $25.25 per share;

  . all outstanding options to purchase Jostens' common stock will automatically vest and be cancelled in exchange for a cash payment equal to $25.25 per underlying share, less the applicable exercise price; and

  . we will incur a substantial amount of debt.

                         JOSTENS, INC. AND SUBSIDIARIES

   The merger agreement obligates us to pay a fee of $19.125 million, plus up to $5.0 million in expenses if the agreement is terminated under certain circumstances, including a decision by us to accept a more favorable acquisition proposal.

   Successful completion of the recapitalization depends principally upon shareholder approval and satisfaction of conditions to closing in the merger agreement with Saturn Acquisition Corporation.

   It is currently anticipated that the merger and recapitalization will be completed in the second quarter of 2000.

   In connection with our execution of the merger agreement, our Board of Directors approved the following amendments to the shareholder rights agreement:

  . neither Saturn Acquisition nor its affiliates will be deemed to be an acquiring person;

  . the execution and delivery of the merger agreement will not give rise to a distribution date or a triggering event; and

  . no holder of rights shall be entitled to exercise such rights as a result of the execution and delivery of the merger agreement.

   If the merger is not approved, the rights will expire in August 2008 unless extended or redeemed earlier by us.

3. Special Charge

   In the fourth quarter of 1999, we completed a strategic review of product lines, manufacturing operations, infrastructure projects, and support functions based on performance trends. In addition, we decided to refocus our organization on sales growth versus infrastructure improvement. As a result of this review, we incurred a pre-tax special charge of $20.2 million ($13.3 million after tax or $0.39 per share), which was approved by our Board of Directors.

   Information relating to the special charge follows:

                                                                        Balance
                                                        Initial Used in end of
                                                        accrual  1999    1999
                                                        ------- ------- -------
                                                            (in thousands)
Employee termination benefits.........................  $ 4,910 $    -- $4,910
Abandonment of internal use software under
 development..........................................    6,455   6,245    210
Write-off of impaired goodwill related to retail class
 ring sales channel...................................    4,560   4,560     --
Write-off of goodwill related to exiting the direct
 marketing sales channel to college alumni............    3,086   3,086     --
Other costs related to exiting the direct marketing
 sales channel to college alumni......................    1,183     270    913
                                                        ------- ------- ------
                                                        $20,194 $14,161 $6,033
                                                        ======= ======= ======

   Of the $20.2 million special charge, $4.8 million relates to the School Products segment and $15.4 million relates to our "Other" segment.

   Included in other accrued liabilities on the consolidated balance sheets is the unused portion of the special charge of $6.0 million, which will be used or paid in 2000.

                         JOSTENS, INC. AND SUBSIDIARIES

   Of the total special charge, $4.9 million relates to employee termination benefits for the elimination of about 100 full-time positions, primarily in corporate staff and executive functions and in exiting the direct marketing sales channel to college alumni. Headcount reductions will be completed and termination benefits paid in 2000.

   We reviewed and modified our strategies for the retail class ring product line and, as a result, determined that the carrying value of the related goodwill was impaired based upon anticipated inadequate projected cash flows. Accordingly, an impairment charge of $4.6 million was recorded as part of the special charge for the write-off of all of the goodwill.

   We also reviewed the Jostens Direct business and decided in the fourth quarter of 1999 to close down the business due to 1999 performance and forecasted decline in sales volume. As a result of that decision, the remaining balance of the related goodwill of $3.1 million was written off and other exiting costs of $1.2 million were recorded.

4. Comprehensive Income

   The following amounts were included in accumulated other comprehensive loss as of the end of 1999 and 1998:

                                                               1999     1998
                                                              -------  -------
                                                              (in thousands)
      Minimum pension liability adjustments, net of tax...... $(1,026) $(2,043)
      Foreign currency translation adjustments...............  (4,644)  (5,722)
                                                              -------  -------
        Accumulated other comprehensive loss................. $(5,670) $(7,765)
                                                              =======  =======

5. Inventories

     As of the end of 1999 and 1998, inventories were comprised of:

                                                                 1999    1998
                                                                ------- -------
                                                                (in thousands)
      Raw materials and supplies............................... $17,886 $22,618
      Work-in-process..........................................  29,772  29,735
      Finished goods...........................................  40,181  38,141
                                                                ------- -------
        Total inventories...................................... $87,839 $90,494
                                                                ======= =======

   Precious Metals Consignment Arrangement

   We have a precious metals consignment arrangement with a major financial institution whereby we have the ability to obtain up to $25.0 million in consigned inventory. In 1999, 1998 and 1997, we expensed consignment fees related to this facility of approximately $0.3 million, $0.1 million and $0.1 million, respectively. Under the terms of the consignment arrangement, we do not own the consigned inventory until it is shipped in the form of a product to a customer. Accordingly, we do not include the value of consigned inventory or the corresponding liability in our financial statements. The value of our consigned inventory as of the end of 1999 and 1998 was $22.1 million and $14.4 million.

                         JOSTENS, INC. AND SUBSIDIARIES

6. Property and Equipment

   As of the end of 1999 and 1998, property and equipment, net consisted of:

                                                                1999     1998
                                                              -------- --------
                                                               (in thousands)
      Land................................................... $  3,618 $  4,866
      Buildings..............................................   36,420   36,210
      Machinery and equipment................................  195,673  182,698
      Capitalized software...................................   36,079   32,391
                                                              -------- --------
      Total property and equipment...........................  271,790  256,165
      Less accumulated depreciation and amortization.........  187,150  167,518
                                                              -------- --------
      Property and equipment, net............................ $ 84,640 $ 88,647
                                                              ======== ========

   Capitalized interest was $0.4 million in 1999 and $0.7 million in 1998.

7. Borrowings

   Line of Credit and Commercial Paper

   We have a $180.0 million, five-year bank credit agreement that expires on December 31, 2000. Credit available under the agreement is reduced by commercial paper borrowings outstanding. Commercial paper outstanding is due within 90 days and is included in short-term borrowings in the consolidated balance sheets.

   Annual fees and interest on borrowings are based on our commercial paper rating. Annual fees range from 0.075 to 0.15 percent of the commitment. The weighted average interest rate on commercial paper outstanding as of the end of 1999 and 1998 was 5.9 percent and 5.8 percent. Under the restrictive covenants of the agreement, we must maintain a defined minimum interest coverage ratio and a maximum leverage ratio. As of the end of 1999, $62.4 million was available under the bank credit agreement.

   Demand Facilities

   As of the end of 1999, we had available unsecured demand facilities with three banks totaling $54.5 million. Such credit arrangements are renegotiated periodically based on the anticipated seasonal needs for short-term financing.

8. Income Taxes

   The following summarizes the differences between income taxes computed at the federal statutory rate and income tax expense for financial reporting purposes:

                                                     1999     1998     1997
                                                    -------  -------  -------
                                                        (in thousands)
      Federal statutory income tax rate............      35%      35%      35%
      Federal tax at statutory rate................ $26,130  $29,232  $32,684
      State income taxes, net of federal tax
       benefit.....................................   3,086    4,509    4,223
      Write-off of JLC notes and related deferred
       tax assets..................................      --    7,245       --
      Write-off of goodwill........................   1,080       --       --
      Reduction in deferred tax valuation
       allowance...................................      --     (750)  (2,030)
      Other differences, net.......................   1,184    1,464    1,323
                                                    -------  -------  -------
      Income tax expense........................... $31,480  $41,700  $36,200
                                                    =======  =======  =======

                         JOSTENS, INC. AND SUBSIDIARIES

   The U.S. and foreign components of income before income taxes and the provision for income taxes were as follows:

                                                        1999     1998    1997
                                                       -------  ------- -------
                                                           (in thousands)
      Income before income taxes
      Domestic........................................ $68,044  $77,756 $88,275
      Foreign.........................................   6,615    5,764   5,108
                                                       -------  ------- -------
      Income before income taxes...................... $74,659  $83,520 $93,383
                                                       =======  ======= =======
      Provision for income taxes
      Federal......................................... $25,828  $18,435 $30,227
      State...........................................   5,276    4,439   6,864
      Foreign.........................................   3,047    3,114   2,512
                                                       -------  ------- -------
      Total current taxes.............................  34,151   25,988  39,603
      Deferred........................................  (2,671)  15,712  (3,403)
                                                       -------  ------- -------
      Income tax expense.............................. $31,480  $41,700 $36,200
                                                       =======  ======= =======

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax liabilities and assets as of the end of 1999 and 1998 consisted of:

                                                             1999      1998
                                                           --------  --------
                                                            (in thousands)
      Deferred tax liabilities
      Tax over book depreciation.......................... $ (3,558) $ (4,083)
      Capitalized software development costs..............   (8,712)   (8,076)
      Other, net..........................................   (3,616)   (2,792)
                                                           --------  --------
      Deferred tax liabilities............................  (15,886)  (14,951)
                                                           --------  --------
      Deferred tax assets
      Reserves for accounts receivable and salespersons
       overdrafts.........................................    6,936     7,194
      Reserves for employee benefits......................   10,669     8,698
      Other reserves not recognized for tax purposes......    4,025     4,215
      Foreign tax credit carryforwards....................      838     1,900
      Other, net..........................................    4,483     3,066
                                                           --------  --------
      Deferred tax assets.................................   26,951    25,073
      Valuation allowance.................................     (838)   (1,900)
                                                           --------  --------
      Deferred tax assets.................................   26,113    23,173
                                                           --------  --------
      Net deferred tax asset.............................. $ 10,227  $  8,222
                                                           ========  ========

   The net deferred tax asset as of the end of 1999 consisted of $17.4 million current net deferred tax assets and $7.2 million noncurrent net deferred tax liabilities. The net deferred tax asset as of the end of 1998 consisted of $14.7 million current net deferred tax assets and $6.5 million noncurrent net deferred tax assets.

   We also have foreign tax credit carryforwards of $0.8 million that expire in 2000 through 2002. The foreign tax credits of $0.8 million and $1.9 million as of the end of 1999 and 1998 were fully reserved.

                        JOSTENS, INC. AND SUBSIDIARIES

9. Benefit Plans

   Pension and Postretirement Benefits

   We have noncontributory defined-benefit pension plans that cover nearly all employees. The benefits provided under the plans are based on years of service and/or compensation levels. We also provide health care insurance benefits for nearly all retirees. Generally, the health care plans require contributions from retirees.

   The assumptions used for these plans consisted of:

                               Pension benefits     Retiree health benefits
                               -------------------  -------------------------
                               1999   1998   1997    1999     1998     1997
                               -----  -----  -----  -------  -------  -------
   Discount rate..............  7.75%  7.00%  7.75%    7.75%    7.00%    7.75%
   Expected return on plan
    assets.................... 10.00% 10.00% 10.00%      --       --       --
   Rate of compensation
    increase..................  5.00%  5.00%  5.00%      --       --       --
   Initial health care cost
    trend rate (1)............    --     --     --     7.00%    8.00%    9.00%

  --------
  (1) Assumed to decrease to 6% in 2001.

   Net periodic benefit (income) or expense for 1999, 1998 and 1997 included the following components:

                                 Pension benefits           Retiree health benefits
                            ----------------------------  -----------------------------
                              1999      1998      1997      1999      1998      1997
                            --------  --------  --------  --------  --------  ---------
                                                (in thousands)
   Service cost............ $  4,419  $  4,044  $  3,988     $  74     $  65      $  61
   Interest cost...........    9,462     8,838     8,346       351       372        377
   Expected return on plan
    assets.................  (14,942)  (13,447)  (11,653)       --        --         --
   Amortization of prior
    year service cost......    1,869     1,716     1,585        (8)       (7)        (7)
   Amortization of
    transition amount......     (885)     (894)     (894)       --        --         --
   Amortization of net
    actuarial gains........     (341)     (929)     (698)      (41)      (95)      (109)
                            --------  --------  --------  --------  --------  ---------
   Net periodic benefit
    (income) expense....... $   (418) $   (672) $    674     $ 376     $ 335      $ 322
                            ========  ========  ========  ========  ========  =========

                         JOSTENS, INC. AND SUBSIDIARIES

   The following tables present a reconciliation of the benefit obligation of the plans, plan assets, and funded status of the plans.

                                                              Retiree health
                                          Pension benefits       benefits
                                          ------------------  ----------------
                                            1999      1998     1999     1998
                                          --------  --------  -------  -------
                                                   (in thousands)
Change in benefit obligation
Benefit obligation beginning of year....  $138,825  $117,670  $ 5,238  $ 5,047
Service cost............................     4,419     4,044       74       65
Interest cost...........................     9,462     8,838      351      372
Plan amendments.........................        --     1,575       --       --
Actuarial loss (gain)...................   (12,284)   14,004     (894)     643
Benefits paid...........................    (7,919)   (7,306)    (762)    (889)
                                          --------  --------  -------  -------
Benefit obligation end of year..........  $132,503  $138,825  $ 4,007  $ 5,238
                                          ========  ========  =======  =======
Change in plan assets
Fair value of plan assets beginning of
 year...................................  $164,103  $167,246  $    --  $    --
Actual return on plan assets............    43,651     2,397       --       --
Company contributions...................     1,938     1,766      762      889
Benefits paid...........................    (7,919)   (7,306)    (762)    (889)
                                          --------  --------  -------  -------
Fair value of plan assets end of year...  $201,773  $164,103  $    --  $    --
                                          ========  ========  =======  =======
Funded status
Funded (unfunded) status end of year....  $ 69,270  $ 25,278  $(4,007) $(5,238)
Unrecognized cost:
Net actuarial gains.....................   (64,263)  (23,611)  (1,947)  (1,095)
Transition amount.......................    (3,294)   (4,179)      --       --
Prior service cost......................     8,416    10,285      (50)     (58)
                                          --------  --------  -------  -------
Prepaid (accrued) benefit cost..........  $ 10,129  $  7,773  $(6,004) $(6,391)
                                          ========  ========  =======  =======

   Plan assets consist primarily of corporate equity investments as well as corporate and U.S. government debt and real estate.

   The components in the consolidated balance sheets consist of:

                                                              Retiree health
                                          Pension benefits       benefits
                                          ------------------  ----------------
                                            1999      1998     1999     1998
                                          --------  --------  -------  -------
                                                   (in thousands)
Prepaid benefit cost....................  $ 25,612  $ 22,918  $    --  $    --
Accrued benefit liability...............   (18,185)  (19,808)  (6,004)  (6,391)
Intangible asset........................     1,005     1,283       --       --
Accumulated other comprehensive income..     1,697     3,380       --       --
                                          --------  --------  -------  -------
Net amount recognized...................  $ 10,129  $  7,773  $(6,004) $(6,391)
                                          ========  ========  =======  =======


   Pension plans with obligations in excess of plan assets were as follows:

                                            1999      1998
                                          --------  --------
                                           (in thousands)
Projected benefit obligation............  $ 19,159  $ 21,048
Accumulated benefit obligation..........    18,185    19,808
Fair value of plan assets...............        --        --

                         JOSTENS, INC. AND SUBSIDIARIES

   A one-percent change in the assumed health care cost trend rate would have the following effects:

                                                          1-Percent 1-Percent
                                                          Increase  Decrease
                                                          --------- ---------
                                                            (in thousands)
      Effect on total of service and interest cost
       components for 1999...............................   $ 19      $ 19
      Effect on postretirement benefit obligation at the
       end of 1999.......................................   $218      $212

   Savings Plan

   We have a retirement savings plan (401k plan), which covers nearly all nonunion employees. We provide a matching contribution on amounts, limited to 6 percent of compensation, contributed by employees. Our contribution, in the form of our common stock purchased in the open market, was $2.9 million, $2.6 million and $2.3 million in 1999, 1998 and 1997, respectively and this represents 50 percent of eligible employee contributions.

10. Shareholders' Investment

   Share Repurchases

   In December 1998, the Board of Directors authorized the repurchase of up to $100.0 million shares of our common stock in open market or negotiated transactions. During 1999, we repurchased 1.9 million shares for $39.9 million. This share repurchase program was suspended in the fourth quarter of 1999. A similar $100.0 million repurchase program was authorized in July 1997 and completed in the fourth quarter of 1998. Under this program we repurchased 4.4 million shares, including 3.6 million shares for $80.0 million in 1998.

   Shareholder Rights Plan

   In July 1998, the Board of Directors declared a distribution to shareholders of one preferred share purchase right for each outstanding share of common stock. The dividend was payable August 19, 1998, to shareholders of record at the close of business on that date. Each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $90. If a person or group acquires at least 20 percent of our common stock, each right will entitle the holder (other than the acquiring person or group) to purchase, at the right's then-current exercise price, a number of our common shares having a market value of twice the exercise price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired at least 20 percent of our common stock, each right will entitle the holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice the exercise price. If a person or group acquires at least 20 percent and less than 50 percent of our common stock, the Board of Directors may exchange the rights (other than the rights owned by the acquiring person or group), in whole or in part, for the number of shares of common stock per right as could be purchased at the then-current exercise price. Before a person or group acquires at least 20 percent of our stock, the rights are redeemable for one-tenth of a cent per right at the option of a committee of the board composed exclusively of our independent, non-employee directors. The rights will expire in August 2008 unless extended or redeemed earlier by us.

                         JOSTENS, INC. AND SUBSIDIARIES

11. Stock Plans

   Stock Options

   We may grant stock options to any employee, including officers, under our stock option plans. Options are granted with an exercise price equal to 100 percent of the market price on the dates the options were granted. One plan also provides for increases in the number of shares available for future grants equal to 1 percent of the outstanding common shares on July 1 of each year through 2002. As of the end of 1999, there were 710,320 shares available for future grant under stock option plans. Options are exercisable after five years or less, subject to continuous employment and certain other conditions and expire 10 years after the grant date. We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options and long-term management incentive plans. Accordingly, no compensation cost has been recognized for these plans. The following table summarizes results as if we had recorded compensation expense for our stock option and long-term management incentive plans under SFAS No. 123, "Accounting for Stock-Based Compensation."

                                             1999         1998         1997
                                         ------------ ------------ ------------
                                         (in thousands, except per-share data)
   Net income
   As reported.......................... $     43,179 $     41,820 $     57,183
   Pro forma............................ $     42,428 $     41,404 $     56,800

   Basic earnings per share
   As reported.......................... $       1.27 $       1.14 $       1.47
   Pro forma............................ $       1.25 $       1.13 $       1.46

   Diluted earnings per share
   As reported.......................... $       1.27 $       1.14 $       1.47
   Pro forma............................ $       1.24 $       1.13 $       1.46

   These figures reflect only the impact of grants since July 1, 1995, and reflect only part of the possible compensation expense that we would amortize over the vesting period of the grants. In future years, therefore, the effect on net income and earnings per share may differ from those shown above.

   The weighted average fair value of options granted in 1999, 1998 and 1997 was $6.72, $4.67 and $4.44 per option, respectively. We estimated the fair values using the Black-Scholes option-pricing model, modified for dividends and using the following assumptions:

                                                               1999  1998  1997
                                                               ----  ----  ----
   Risk-free rate............................................  6.7%  4.7%  5.4%
   Dividend yield............................................  3.9%  3.8%  3.6%
   Volatility factor of the expected market price of Jostens'
    common stock.............................................   37%   26%   22%
   Expected life of the award (years)........................  5.0   5.2   4.7

                         JOSTENS, INC. AND SUBSIDIARIES

   The following table summarizes stock option activity:

                                                                Weighted-average
                                                        Shares   exercise price
                                                        ------  ----------------
                                                         (shares in thousands)
   Outstanding at December 28, 1996....................  2,882       $22.38
   Granted.............................................    496        24.69
   Exercised...........................................   (581)       25.05
   Canceled............................................   (582)       25.14
                                                        ------       ------
   Outstanding at January 3, 1998......................  2,215        22.31
   Granted.............................................    946        23.47
   Exercised...........................................   (199)       19.34
   Canceled............................................    (62)       24.40
                                                        ------       ------
   Outstanding at January 2, 1999......................  2,900        22.69
   Granted.............................................    776        22.66
   Exercised...........................................    (53)       18.51
   Canceled............................................   (453)       24.85
                                                        ------       ------
   Outstanding at January 1, 2000......................  3,170       $22.44
                                                        ======       ======

   The following table summarizes information concerning options outstanding as of the end of 1999:

                                        Options outstanding                      Options exercisable
                          ------------------------------------------------ -------------------------------
                              Number     Weighted-average                      Number
                           outstanding    remaining life  Weighted-average  exercisable   Weighted-average
Range of exercise prices  (in thousands)    (in years)     exercise price  (in thousands)  exercise price
------------------------  -------------- ---------------- ---------------- -------------- ----------------
$16.56-$20.00...........         831             4.9           $18.19             804          $18.19
$20.01-$25.00...........       2,161             8.0            23.43             773           23.93
$25.01-$30.00...........          76             1.5            26.42              76           26.42
$30.01-$34.19...........         102             1.6            33.22             102           33.22
                              ------          ------           ------          ------          ------
                               3,170             6.8           $22.44           1,755          $21.94
                              ======          ======           ======          ======          ======

   Restricted Stock Awards

   We have a stock incentive plan under which eligible employees are awarded restricted shares of our common stock. Awards generally vest from three to five years, subject to continuous employment and certain other conditions. The awards are recorded at market value on the date of the grant as unearned compensation and amortized over the vesting period.

   The following table summarizes information concerning our restricted stock awards:

                                                        1999    1998    1997
                                                       ------- ------- -------
   Number of restricted shares awarded during the
    year..............................................  51,442   5,350  46,050
   Average market price of shares awarded during the
    year.............................................. $ 23.84 $ 23.72 $ 23.51
   Restricted shares outstanding at year end..........  67,492  47,100  53,350
   Annual expense, net (in thousands)................. $   629 $   416 $    36

   Performance Shares

   In 1997, a management incentive plan was approved. Under the plan, certain members of the senior management team would receive the market value of up to 56,400 shares of our common stock upon achieving

                         JOSTENS, INC. AND SUBSIDIARIES
specific financial targets in 1998. Under the plan, 50 percent of the value of the award was paid in cash and 50 percent in unrestricted common stock. We recorded $1.1 million as compensation expense in 1998 as a result of achieving the financial targets contained in the plan. The plan was not renewed in 1999.

12. Business Segments

   We classify our operations into the following business segments:

  . SCHOOL PRODUCTS, which manufactures and markets school-related affinity products primarily for the high school and college markets. School Products is comprised of four product lines: Printing & Publishing, Jewelry, Graduation Products and Photography.

  . RECOGNITION, which manufactures and supplies corporate-based affinity products that help companies and other organizations promote and recognize achievement in people's careers. We concentrate our efforts in service recognition and incentive programs designed to help companies achieve their business objectives through improved employee performance. Products include jewelry and other brand name merchandise from industry leading manufacturers.

  . OTHER, which represents the operating units which do not meet the quantitative threshold for determining reportable segments. Our "Other" segment primarily is comprised of corporate expenses, the results of the direct marketing sales channel to college alumni, international sales and expenses and expenses associated with new product development.

   The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on the operating income of the segment. Revenues are reported in the geographic area where the final sales to customers are made, rather than where the transaction originates.

                         JOSTENS, INC. AND SUBSIDIARIES

   Financial information by reportable business segment is included in the following summary:

                                                     1999      1998      1997
                                                   --------  --------  --------
                                                         (in thousands)
      Net Sales From External Customers
      School Products............................. $675,511  $653,865  $624,528
      Recognition.................................   96,998   103,929   103,651
      Other.......................................    9,929    13,123    14,300
                                                   --------  --------  --------
      Consolidated................................ $782,438  $770,917  $742,479
                                                   ========  ========  ========
      Operating Income
      School Products............................. $141,947  $127,016  $108,803
      Recognition.................................     (361)   10,430     8,916
      Other.......................................  (59,928)  (35,257)  (18,057)
                                                   --------  --------  --------
      Consolidated................................   81,658   102,189    99,662
      Net interest expense........................    6,999     6,660     6,279
      Write-off of JLC notes receivable, net......       --    12,009        --
                                                   --------  --------  --------
      Income Before Income Taxes.................. $ 74,659  $ 83,520  $ 93,383
                                                   ========  ========  ========
      Identifiable Assets
      School Products............................. $247,059  $251,629  $265,638
      Recognition.................................   54,109    43,089    43,080
      Other.......................................  106,548    71,449    82,012
                                                   --------  --------  --------
      Consolidated................................ $407,716  $366,167  $390,730
                                                   ========  ========  ========
      Depreciation and Amortization
      School Products............................. $ 15,560  $ 16,032  $ 15,244
      Recognition.................................    2,649     2,749     3,002
      Other.......................................    7,129     4,390     3,896
                                                   --------  --------  --------
      Consolidated................................ $ 25,338  $ 23,171  $ 22,142
                                                   ========  ========  ========
      Capital Expenditures
      School Products............................. $ 12,509  $ 12,358  $ 14,754
      Recognition.................................    1,074     1,966     2,036
      Other.......................................   14,247    22,612     7,591
                                                   --------  --------  --------
      Consolidated................................ $ 27,830  $ 36,936  $ 24,381
                                                   ========  ========  ========

   Operating Income

   School Products operating income included:

  . $4.8 million of the $20.2 million special charge in 1999;

  . charges of $2.5 million in both 1999 and 1998 and $2.6 million in 1997 for plant closing costs; and

  . LIFO gains from converting owned gold to consigned gold of $2.3 million in 1998 and $5.4 million in 1997.

   Recognition operating income included LIFO gains from converting owned gold to consigned gold of $1.4 million in both 1998 and 1997.

                         JOSTENS, INC. AND SUBSIDIARIES

   Operating loss for our Other segment in 1999 included of $15.4 million of the $20.2 million special charge.

   The following tables present net sales by product and certain geographic information.

                                                      1999     1998     1997
                                                    -------- -------- --------
                                                          (in thousands)
Net Sales by Classes of Similar Products or
 Services
Printing & publishing, primarily yearbooks......... $264,801 $258,452 $243,806
Jewelry, primarily class rings.....................  206,624  194,283  186,816
Graduation products................................  164,713  159,473  153,066
Photography........................................   45,971   47,297   48,245
Recognition, primarily jewelry and brand name
 merchandise.......................................   96,998  103,929  103,651
Other..............................................    3,331    7,483    6,895
                                                    -------- -------- --------
Consolidated....................................... $782,438 $770,917 $742,479
                                                    ======== ======== ========
Net Sales by Geographic Area
United States...................................... $743,450 $732,433 $703,781
Other, primarily Canada............................   38,988   38,484   38,698
                                                    -------- -------- --------
Consolidated....................................... $782,438 $770,917 $742,479
                                                    ======== ======== ========
Net Property and Equipment and Intangibles by
 Geographic Area
United States...................................... $ 98,858 $111,911 $100,999
Other, primarily Canada............................    4,677    4,901    3,888
                                                    -------- -------- --------
Consolidated....................................... $103,535 $116,812 $104,887
                                                    ======== ======== ========

13. Commitments and Contingencies

   Forward Purchase Contracts

   To manage the risk associated with gold price changes, on an annual basis we simultaneously set our pricing to customers and enter into gold forward or option contracts based upon the estimated ounces needed to satisfy customer requirements. We had open forward contracts of $17.9 million to purchase gold as of the end of 1999 that mature at various times in 2000.

   Environmental

   As part of our environmental management program, we are involved in various environmental remediation activities. As sites are identified and assessed in this program, we determine potential environmental liabilities. Factors considered in assessing liability include, but are not limited to: whether we have been designated as a potentially responsible party, the number of other potentially responsible parties designated at the site, the stage of the proceedings and available environmental technology. As of the end of 1999, we had identified three sites requiring further investigation. However, we have not been designated as a potentially responsible party at any site.

   We have assessed the likelihood that a loss has been incurred at one of these sites as probable, and based on findings included in remediation reports and from discussions with legal counsel, estimated the potential loss as of the end of 1999 to range from $2.8 million to $3.8 million. As of the end of 1999, $3.5 million was accrued and is included in "other accrued liabilities" on the consolidated balance sheets. While we may have a right of contribution or reimbursement under insurance policies, amounts recoverable from other entities with

                         JOSTENS, INC. AND SUBSIDIARIES
respect to a particular site are not considered until recoveries are deemed probable. No assets for potential recoveries were established as of the end of 1999.

   Executive Stock Purchase Program

   In 1998, our Board of Directors approved an Executive Stock Purchase Program ("the Program"). The Program offered certain executives a one-time opportunity to purchase our stock, at current market price, through unsecured, full-recourse loans financed by The First Chicago National Bank and guaranteed by us. The total amounts of such loans outstanding as of the end of 1999 were $7.2 million.

   Litigation

   In January 1999, a federal judge in Texas overturned a jury's $25.3 million verdict against Jostens in an antitrust lawsuit. The judge, acting on Jostens' post-trial motions, set aside the jury's verdict and dismissed all claims against Jostens in the case. Yearbook competitor Taylor Publishing Company, who is also the plaintiff in the case, has appealed the decision and is seeking to have the jury verdict reinstated. Briefs have been filed and oral arguments were held on December 8, 1999. The date for the decision from the Fifth Circuit Court of Appeals has not been determined. No costs were accrued related to the lawsuit because we believe a loss is not "probable and estimable."

   Following the public announcement of the merger, three purported class actions were filed, two on December 30, 1999 and the third on January 14, 2000, in the Fourth Judicial District of the District Court for the State of Minnesota, County of Hennepin (the "Court"). By order of the Honorable Daniel
H. Mabley dated January 21, 2000, the Actions were consolidated, and the Complaint in File No. MC 99-18533 was thereafter designated as the Consolidated Complaint.

   The Consolidated Complaint is purportedly brought on behalf of a class of "all holders of Jostens common stock who are being and will be harmed" by the actions alleged in the Consolidated Complaint. In the Consolidated Complaint, the plaintiffs allege that the individual defendants, by virtue of their positions as officers and directors of Jostens, owe fiduciary duties to the shareholders of Jostens, and that by allegedly failing to take all steps reasonably required to maximize the value shareholders will receive in a sale of Jostens, the defendants have breached such duties. More specifically, the plaintiffs allege that the defendants have taken actions designed to halt any other offers and deter higher offers from other potential acquirers including, among other things:

  . allegedly concealing Jostens' fourth quarter results until after the defendants entered into and disclosed the existence of the merger agreement, thus allegedly capping the price of Jostens' common stock;

  . allegedly agreeing to include in the merger agreement a termination fee provision which would under specified circumstances require Jostens to pay Saturn Acquisition the sum of $24 million, together with Investcorp's expenses, in the event that Jostens receives a superior offer and terminates the merger agreement;

  . allegedly structuring a "preferential deal" pursuant to which some of the defendants would receive "change of control" payments following the consummation of the proposed merger; and

  . allegedly failing to announce any active auction, open bidding, or any other procedures best calculated to maximize shareholder value.

                         JOSTENS, INC. AND SUBSIDIARIES

   The Consolidated Complaint seeks an order of the Court:

  . enjoining the defendants from proceeding with the merger;

  . enjoining the defendants from consummating the merger, or a business combination with a third party, unless and until Jostens adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for Jostens;

  . directing the individual defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of Jostens is completed and the highest possible price is obtained;

  . awarding compensatory damages against the defendants;

  . awarding the plaintiffs the costs and disbursements of the Consolidated
    Complaint, including reasonable attorneys' and experts' fees; and

  . granting such further relief as the Court may deem just and proper.

   Jostens is a party to other litigation arising in the normal course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. We believe the effect on our consolidated results of operations and financial position, if any, for the disposition of these matters will not be material.

14. Write-off of JLC Notes Receivable, Net

   In June 1995 we sold our Jostens Learning Corp. ("JLC") curriculum software subsidiary to a group led by Bain Capital, Inc. As partial consideration for the sale, we received two notes which were subsequently discounted and recorded at their estimated fair values. In addition, a transaction gain of $13.2 million was deferred in accordance with the SEC Staff Accounting Bulletin No. 81, "Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity." The notes were subsequently recorded at their estimated fair value of $12.9 million, net of deferred gain.

   In January 1999, we received information indicating to us that the carrying value of the notes was permanently impaired. As a result, we wrote-off $12.0 million in 1998 for the carrying value of the notes, net of miscellaneous JLC-related assets and liabilities, plus $3.7 million of net deferred tax assets associated with the initial sale of JLC. We did not record a tax benefit related to the write-off for financial reporting purposes because the tax benefit may not be realized.

                         JOSTENS, INC. AND SUBSIDIARIES

15. Selected Quarterly Financial Data (Unaudited)

                                         1999                                                 1998
                   ---------------------------------------------------   ----------------------------------------------------
                     First     Second    Third    Fourth (1)  Year (1)    First       Second    Third     Fourth (2) Year (2)
                   --------- ---------- --------  ----------  --------   --------    --------  --------   ---------- --------
                                           (in thousands, except per-share and stock data)
 Net sales.......  $ 166,358 $  303,161 $122,643   $190,276   $782,438   $168,277    $298,879  $127,009    $176,752  $770,917
 Gross profit....     97,859    162,417   52,984    119,487    432,747     99,604     156,320    56,539     106,659   419,122
 Net income
  (loss).........      8,043     39,046   (6,914)     3,004     43,179     10,496      37,632    (7,178)        870    41,820
 Earnings (loss)
  per share: (3)
 Basic...........       0.23       1.14    (0.21)      0.09       1.27       0.28        1.02     (0.20)       0.02      1.14
 Diluted.........       0.23       1.14    (0.21)      0.09       1.27       0.28        1.01     (0.20)       0.02      1.14
 Stock price:
 High............     27 1/8    22 5/8     21         24 5/16    27 1/8     24 15/16    26 1/4    25 5/8      26 1/4    26 1/4
 Low.............     21 1/4    20 7/16    19 1/8     17 9/16    17 9/16    22 1/16     22 7/8    19 9/16     19        19
 Dividends
  declared per
  share (4)......       0.22       0.22     0.22       0.22       0.88       0.22        0.22      0.22        0.22      0.88

--------
(1) Net income in 1999 reflects a pre-tax special charge of $20.2 million ($13.3 million after tax or 39 cents per share) incurred in the fourth quarter.
(2) Net income in 1998 reflects an after tax charge of $15.7 million (43 cents per share) in the fourth quarter for the write-off of JLC notes receivable and related net deferred tax assets. Net income in 1998 also reflects a pre-tax gain of $3.7 million ($2.2 million after tax or 6 cents per share) resulting from a reduction in LIFO gold inventories in the fourth quarter.
(3) Amounts may not total to the annual earnings per share because each quarter and the year are calculated separately based on basic and diluted weighted average common shares outstanding during that period.
(4) We have historical declared and paid a quarterly dividend to our common stock shareholders. We do not anticipate paying dividends to any class of our common shareholders following the proposed merger and recapitalization.

16. Condensed Consolidating Financial Information

   Assuming completion of the merger as described in footnote 2 "Merger and Recapitalization," Jostens' sole wholly owned domestic subsidiary will be a co-borrower under a new $645.0 million senior secured credit facility and will guarantee $225.0 million aggregate principal amount of senior subordinated notes.

   In connection with the issuance of such guarantees, the information which follows presents the condensed consolidating financial position as of January 1, 2000 and January 2, 1999, and the condensed consolidating results of operations and cash flows for each of the three years in the period ended January 1, 2000 of (a) the parent company only ("Parent"), (b) the Guarantor ("Guarantor"), (c) the combined Non-Guarantors ("Non-Guarantors"), (d) eliminating entries and (e) Jostens, Inc. and Subsidiaries on a consolidated basis.

                         JOSTENS, INC. AND SUBSIDIARIES

                                  Condensed Consolidating Balance Sheet
                                          As of January 1, 2000
                          -------------------------------------------------------
                                                 Non-
                           Parent   Guarantor Guarantors Elimination Consolidated
                          --------  --------- ---------- ----------- ------------
                                              (in thousands)
                                    ASSETS
                                    ------
Current assets
Cash and cash equiva-
 lents .................  $ 26,567  $     37   $11,913    $      --    $ 38,517
Accounts receivable, net
 .......................    74,392    28,120     5,126           --     107,638
Inventories ............    53,466    31,108     3,265           --      87,839
Deferred income taxes ..    17,400        --        --           --      17,400
Salespersons overdrafts,
 net ...................    12,836     6,678     6,680           --      26,194
Prepaid expenses and
 other current assets...     2,892     5,565       264           --       8,721
                          --------  --------   -------    ---------    --------
  Total current assets
   .....................   187,553    71,508    27,248           --     286,309
Other assets
Intercompany accounts ..  (322,245)  323,341    (1,096)          --          --
Intangibles, net .......       457    13,483     4,955           --      18,895
Other ..................   326,627       248       200     (309,203)     17,872
                          --------  --------   -------    ---------    --------
  Total other assets ...     4,839   337,072     4,059     (309,203)     36,767
Property and equipment,
 net ...................    60,715    20,055     3,870           --      84,640
                          --------  --------   -------    ---------    --------
                          $253,107  $428,635   $35,177    $(309,203)   $407,716
                          ========  ========   =======    =========    ========

                   LIABILITIES AND SHAREHOLDERS' INVESTMENT
                   ----------------------------------------
Current liabilities
Short-term borrowings ..  $117,608  $     --   $    --    $      --    $117,608
Accounts payable .......    17,602     4,029     2,010           --      23,641
Employee compensation ..    19,143     9,210     1,125           --      29,478
Commissions payable ....    19,170     4,201     2,763           --      26,134
Customer deposits ......    38,317    71,634     3,007           --     112,958
Income taxes ...........    16,974        --       249           --      17,223
Other accrued liabili-
 ties ..................    25,875     3,379       846           --      30,100
                          --------  --------   -------    ---------    --------
  Total current
   liabilities .........   254,689    92,453    10,000           --     357,142
Other noncurrent liabil-
 ities .................    11,495     2,569        --           --      14,064
                          --------  --------   -------    ---------    --------
Total liabilities ......   266,184    95,022    10,000           --     371,206
Shareholders' investment
 .......................   (13,077)  333,613    25,177     (309,203)     36,510
                          --------  --------   -------    ---------    --------
                          $253,107  $428,635   $35,177    $(309,203)   $407,716
                          ========  ========   =======    =========    ========

                         JOSTENS, INC. AND SUBSIDIARIES

                                   Condensed Consolidating Balance Sheet
                                           As of January 2, 1999
                          --------------------------------------------------------
                                                  Non-
                           Parent    Guarantor Guarantors Elimination Consolidated
                          ---------  --------- ---------- ----------- ------------
                                              (in thousands)
                                     ASSETS
Current assets
Cash and cash equiva-
 lents .................  $  (1,171) $      6   $ 3,760    $      --    $  2,595
Accounts receivable, net
 .......................     75,607    25,172     5,568           --     106,347
Inventories ............     56,442    30,786     3,266           --      90,494
Deferred income taxes ..     14,682        --        --           --      14,682
Salespersons overdrafts,
 net ...................      8,333     7,353     5,003           --      20,689
Prepaid expenses and
 other current assets ..      4,316     1,295       126           --       5,737
                          ---------  --------   -------    ---------    --------
  Total current assets
   .....................    158,209    64,612    17,723           --     240,544
Other assets
Intercompany accounts...   (277,541)  276,524     1,017           --          --
Intangibles, net........      9,465    13,398     5,302                   28,165
Other...................    317,192       258        (5)    (308,634)      8,811
                          ---------  --------   -------    ---------    --------
  Total other assets ...     49,116   290,180     6,314     (308,634)     36,976
Property and equipment,
 net ...................     64,685    19,982     3,980           --      88,647
                          ---------  --------   -------    ---------    --------
                          $ 272,010  $374,774   $28,017    $(308,634)   $366,167
                          =========  ========   =======    =========    ========

                    LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities
Short-term borrowings ..  $  93,922  $     --   $    --    $      --    $ 93,922
Accounts payable .......     17,494     4,142     2,046           --      23,682
Employee compensation ..     17,198     9,021     1,341           --      27,560
Commissions payable ....     17,792     3,460       879           --      22,131
Customer deposits ......     34,987    54,647     2,458           --      92,092
Income taxes ...........      4,342       --        371           --       4,713
Other accrued liabili-
 ties ..................     20,851     1,816     1,012           --      23,679
                          ---------  --------   -------    ---------    --------
  Total current liabili-
   ties ................    206,586    73,086     8,107           --     287,779
Other noncurrent liabil-
 ities .................     16,032     3,804        --           --      19,836
                          ---------  --------   -------    ---------    --------
Total liabilities ......    222,618    76,890     8,107           --     307,615
Shareholders' invest-
 ment...................     49,392   297,884    19,910     (308,634)     58,552
                          ---------  --------   -------    ---------    --------
                          $ 272,010  $374,774   $28,017    $(308,634)   $366,167
                          =========  ========   =======    =========    ========

                         JOSTENS, INC. AND SUBSIDIARIES

                                     Condensed Consolidating Statement of
                                                  Operations
                                          Year ended January 1, 2000
                                  --------------------------------------------
                                                          Non-
                                   Parent   Guarantor  Guarantors Consolidated
                                  --------  ---------  ---------- ------------
                                                (in thousands)
Net sales ....................... $458,044  $278,225    $46,169     $782,438
Cost of products sold ...........  185,450   148,205     16,036      349,691
                                  --------  --------    -------     --------
  Gross profit ..................  272,594   130,020     30,133      432,747
Selling and administrative
 expenses........................  237,585    69,727     23,583      330,895
Special charge ..................   19,971       223         --       20,194
                                  --------  --------    -------     --------
Operating income ................   15,038    60,070      6,550       81,658
Interest income .................     (280)       (1)      (206)        (487)
Interest expense ................    7,396        --         90        7,486
                                  --------  --------    -------     --------
  Income before income taxes ....    7,922    60,071      6,666       74,659
Income taxes ....................    4,092    24,342      3,046       31,480
                                  --------  --------    -------     --------
Net income ...................... $  3,830  $ 35,729    $ 3,620     $ 43,179
                                  ========  ========    =======     ========

                         JOSTENS, INC. AND SUBSIDIARIES

                                       Condensed Consolidating Statement of
                                                    Operations
                                            Year ended January 2, 1999
                                    -------------------------------------------
                                                           Non-
                                     Parent  Guarantor  Guarantors Consolidated
                                    -------- ---------  ---------- ------------
                                                  (in thousands)
Net sales.........................  $455,556 $272,805    $42,556     $770,917
Cost of products sold ............   182,808  153,604     15,383      351,795
                                    -------- --------    -------     --------
  Gross profit ...................   272,748  119,201     27,173      419,122
Selling and administrative
 expenses.........................   228,780   66,465     21,688      316,933
                                    -------- --------    -------     --------
Operating income .................    43,968   52,736      5,485      102,189
Interest income ..................        21       (1)      (386)        (366)
Interest expense .................     6,918       --        108        7,026
Write-off of JLC notes receivable,
 net..............................    12,009       --         --       12,009
                                    -------- --------    -------     --------
  Income before income taxes .....    25,020   52,737      5,763       83,520
Income taxes .....................    17,180   21,407      3,113       41,700
                                    -------- --------    -------     --------
Net income .......................  $  7,840 $ 31,330    $ 2,650     $ 41,820
                                    ======== ========    =======     ========

                         JOSTENS, INC. AND SUBSIDIARIES

                               Condensed Consolidating Statement of
                                            Operations
                                    Year ended January 3, 1998
                            -------------------------------------------
                                                   Non-
                             Parent   Guarantor Guarantors Consolidated
                            --------  --------- ---------- ------------
                                          (in thousands)
Net sales ................  $440,331  $259,227   $42,921     $742,479
Cost of products sold ....   180,692   152,885    17,713      351,290
                            --------  --------   -------     --------
  Gross profit ...........   259,639   106,342    25,208      391,189
Selling and administrative
 expenses                    198,330    71,775    21,422      291,527
                            --------  --------   -------     --------
Operating income .........    61,309    34,567     3,786       99,662
Interest income ..........      (400)       --      (187)        (587)
Interest expense .........     6,761        --       105        6,866
                            --------  --------   -------     --------
  Income before income
   taxes .................    54,948    34,567     3,868       93,383
Income taxes .............    15,897    17,884     2,419       36,200
                            --------  --------   -------     --------
Net income ...............  $ 39,051  $ 16,683   $ 1,449     $ 57,183
                            ========  ========   =======     ========

                         JOSTENS, INC. AND SUBSIDIARIES

                                   Condensed Consolidating Statement of Cash
                                                     Flows
                                           Year ended January 1, 2000
                                   --------------------------------------------
                                                           Non-
                                    Parent   Guarantor  Guarantors Consolidated
                                   --------  ---------  ---------- ------------
                                                 (in thousands)
Operating activities
Net income ......................  $  3,830  $ 35,729    $ 3,620     $ 43,179
Depreciation ....................    16,269     5,817      1,243       23,329
Amortization ....................     1,083       468        458        2,009
Deferred income taxes ...........    (2,671)       --         --       (2,671)
Special charge (non-cash portion)
 ................................    14,101        --         --       14,101
Changes in assets and liabilities
 Accounts receivable ............     1,215    (2,948)       442       (1,291)
 Inventories ....................     2,976      (322)         1        2,655
 Salespersons overdrafts ........    (4,503)      675     (1,677)      (5,505)
 Prepaid expenses and other
  current assets ................     1,424    (4,270)      (138)      (2,984)
 Intercompany accounts ..........    44,704   (46,817)     2,113           --
 Accounts payable ...............     8,513      (113)       (36)       8,364
 Employee compensation ..........     1,945       189       (216)       1,918
 Commissions payable ............     1,378       741      1,884        4,003
 Customer deposits ..............     3,330    16,987        549       20,866
 Income taxes ...................    12,715        --       (122)      12,593
 Other ..........................     3,703      (215)     1,165        4,653
                                   --------  --------    -------     --------
   Net cash provided by operating
    activities...................   110,012     5,921      9,286      125,219
                                   --------  --------    -------     --------
Investing activities
Purchases of property and
 equipment ......................   (20,810)   (5,898)    (1,122)     (27,830)
Equity investments ..............   (10,611)       --         --      (10,611)
Other ...........................     1,265         8        (11)       1,262
                                   --------  --------    -------     --------
   Net cash used for investing
    activities ..................   (30,156)   (5,890)    (1,133)     (37,179)
                                   --------  --------    -------     --------
Financing activities
Net short-term borrowings .......    15,281        --         --       15,281
Dividends paid ..................   (29,998)       --         --      (29,998)
Proceeds from exercise of stock
 options ........................     2,452        --         --        2,452
Repurchases of common stock .....   (39,853)       --         --      (39,853)
                                   --------  --------    -------     --------
   Net cash used for financing
    activities ..................   (52,118)       --         --      (52,118)
                                   --------  --------    -------     --------
Change in cash and cash
 equivalents ....................    27,738        31      8,153       35,922
Cash and cash equivalents,
 beginning of period ............    (1,171)        6      3,760        2,595
                                   --------  --------    -------     --------
Cash and cash equivalents, end of
 period..........................  $ 26,567  $     37    $11,913     $ 38,517
                                   ========  ========    =======     ========
Supplemental information
Income taxes paid................  $  2,604  $ 14,724    $ 3,295     $ 20,623
Interest paid....................  $  5,612  $     --    $    90     $  5,702

                         JOSTENS, INC. AND SUBSIDIARIES

                                     Condensed Consolidating Statement of Cash
                                          Flows Year ended January 2, 1999
                                     --------------------------------------------
                                                             Non-
                                      Parent   Guarantor  Guarantors Consolidated
                                     --------  ---------  ---------- ------------
                                                   (in thousands)
Operating activities
Net income ........................  $  7,840  $ 31,330    $ 2,650     $ 41,820
Depreciation ......................    12,992     6,493      1,102       20,587
Amortization ......................     5,380       451     (3,247)       2,584
Deferred income taxes .............    15,712        --         --       15,712
Write-off of JLC notes receivable,
 net ..............................    12,009        --         --       12,009

Changes in assets and liabilities
  Accounts receivable .............    (1,804)    3,020        951        2,167
  Inventories .....................    (1,307)    2,852         23        1,568
  Salespersons overdrafts .........     5,801    (1,819)       824        4,806
  Prepaid expenses and other
   current assets .................    (2,591)    1,458         75       (1,058)
  Intercompany accounts ...........    45,875   (42,818)    (3,057)          --
  Accounts payable ................    (1,468)     (723)     1,020       (1,171)
  Employee compensation ...........     4,284     3,214        616        8,114
  Commissions payable .............       648     2,512       (251)       2,909
  Customer deposits ...............     2,265    (9,550)       718       (6,567)
  Income taxes ....................    (6,179)       --        135       (6,044)
  Other ...........................     3,779     1,998     (1,598)       4,179
                                     --------  --------    -------     --------
    Net cash provided by (used for)
     operating activities .........   103,236    (1,582)       (39)     101,615
                                     --------  --------    -------     --------
Investing activities
Purchases of property and equipment
 ..................................   (31,299)   (3,759)    (1,878)     (36,936)
Other .............................       135     1,901       (361)       1,675
                                     --------  --------    -------     --------
    Net cash used for investing ac-
     tivities .....................   (31,164)   (1,858)    (2,239)     (35,261)
                                     --------  --------    -------     --------
Financing activities
Net short-term repayments .........    38,248        --         --       38,248
Dividends paid ....................   (32,332)       --         --      (32,332)
Proceeds from exercise of stock
 options ..........................     4,258        --         --        4,258
Repurchases of common stock .......   (80,001)       --         --      (80,001)
                                     --------  --------    -------     --------
    Net cash used for financing ac-
     tivities .....................   (69,827)       --         --      (69,827)
                                     --------  --------    -------     --------
Change in cash and cash
 equivalents.......................     2,245    (3,440)    (2,278)      (3,473)
Cash and cash equivalents,
 beginning of period...............    (3,416)    3,446      6,038        6,068
                                     --------  --------    -------     --------
Cash and cash equivalents, end of
 period............................  $ (1,171) $      6    $ 3,760     $  2,595
                                     ========  ========    =======     ========
Supplemental information
Income taxes paid..................  $ 11,787  $ 17,848    $ 2,722     $ 32,357
Interest paid......................  $  6,318  $     --    $   108     $  6,426

                         JOSTENS, INC. AND SUBSIDIARIES

                                   Condensed Consolidating Statement of Cash
                                                     Flows
                                           Year ended January 3, 1998
                                   --------------------------------------------
                                                           Non-
                                    Parent   Guarantor  Guarantors Consolidated
                                   --------  ---------  ---------- ------------
                                                 (in thousands)
Operating activities
Net income ......................  $ 39,051  $ 16,683    $ 1,449     $ 57,183
Depreciation ....................    11,955     6,866      1,024       19,845
Amortization ....................     1,556       624        117        2,297
Deferred income taxes ...........    (3,403)       --         --       (3,403)
Changes in assets and
 liabilities, net of effects of
 business acquisition
 Accounts receivable ............     1,376      (118)    (1,909)        (651)
 Inventories ....................     6,423        80        (72)       6,431
 Salespersons overdrafts ........      (513)   (1,079)       990         (602)
 Prepaid expenses and other
  current assets ................     6,607    (2,269)       216        4,554
 Intercompany accounts ..........    26,173   (27,994)     1,821           --
 Accounts payable ...............       333     1,598       (425)       1,506
 Employee compensation ..........     3,498       866         93        4,457
 Commissions payable ............     1,761       151       (284)       1,628
 Customer deposits ..............     8,020    14,814       (209)      22,625
 Income taxes ...................     5,019        --        639        5,658
 Other ..........................    (2,268)     (197)    (2,346)      (4,811)
                                   --------  --------    -------     --------
   Net cash provided by operating
    activities...................   105,588    10,025      1,104      116,717
                                   --------  --------    -------     --------
Investing activities
Purchases of property and
 equipment ......................   (16,606)   (7,403)      (372)     (24,381)
Business acquisition ............    (9,883)       --         --       (9,883)
                                   --------  --------    -------     --------
   Net cash used for investing
    activities ..................   (26,489)   (7,403)      (372)     (34,264)
                                   --------  --------    -------     --------
Financing activities
Net short-term repayments........   (36,238)       --         --      (36,238)
Principal payments on long-term
 debt ...........................      (281)       --         --         (281)
Dividends paid ..................   (34,198)       --         --      (34,198)
Proceeds from exercise of stock
 options ........................    11,693        --         --       11,693
Repurchases of common stock .....   (20,000)       --         --      (20,000)
                                   --------  --------    -------     --------
   Net cash used for financing
    activities ..................   (79,024)       --         --      (79,024)
                                   --------  --------    -------     --------
Change in cash and cash
 equivalents ....................        75     2,622        732        3,429
Cash and cash equivalents,
 beginning of period ............    (3,491)      824      5,306        2,639
                                   --------  --------    -------     --------
Cash and cash equivalents, end of
 period..........................  $ (3,416) $  3,446    $ 6,038     $  6,068
                                   ========  ========    =======     ========
Supplemental information
Income taxes paid................  $ 14,134  $ 10,424    $ 1,742     $ 26,300
Interest paid....................  $  5,795        --    $   105     $  5,900

                         JOSTENS, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                             Six months ended
                                                             ------------------
                                                             July 1,   July 3,
                                                               2000      1999
                                                             --------  --------
                                                              (in thousands,
                                                             except per-share
                                                                   data)
Net sales................................................... $476,387  $469,519
Cost of products sold.......................................  201,787   209,243
                                                             --------  --------
  Gross profit..............................................  274,600   260,276
Selling and administrative expenses.........................  180,799   178,636
Transaction costs...........................................   45,711       --
                                                             --------  --------
Operating income............................................   48,090    81,640
Interest income.............................................     (488)     (201)
Interest expense............................................   15,292     2,699
                                                             --------  --------
  Income before income taxes................................   33,286    79,142
Income taxes................................................   26,257    32,053
                                                             --------  --------
Net income.................................................. $  7,029  $ 47,089
Dividends and accretion on redeemable preferred stock.......    1,243       --
                                                             --------  --------
Net income available to common shareholders................. $  5,786  $ 47,089
                                                             ========  ========
Net income per share available to common shareholders
  Basic..................................................... $   0.23  $   1.37
  Diluted................................................... $   0.23  $   1.36
Weighted average common shares outstanding
  Basic.....................................................   25,043    34,488
  Diluted...................................................   25,316    34,590


     The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

                        JOSTENS, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                            July 1,   July 3,
                                                              2000      1999
                                                            --------  --------
                                                             (in thousands,
                                                            except per-share
                                                                  data)
                          ASSETS
Current assets
Cash and cash equivalents.................................  $ 35,875  $  8,405
Accounts receivable, net of allowance for doubtful
 accounts of $5,535 and $6,234............................   125,505   129,379
Inventories...............................................    66,319    77,783
Deferred income taxes.....................................    17,400    14,682
Salespersons overdrafts, net of allowance of $5,301 and
 $7,157...................................................    11,108    11,934
Prepaid expenses and other current assets.................     5,592     4,382
                                                            --------  --------
 Total current assets.....................................   261,799   246,565
Other Assets
Intangibles, net..........................................    18,309    27,638
Deferred financing costs, net.............................    35,606        --
Other.....................................................    25,930    14,163
                                                            --------  --------
 Total other assets.......................................    79,845    41,801
Property and equipment....................................   278,010   268,654
Less accumulated depreciation.............................  (199,192) (179,583)
                                                            --------  --------
  Property and equipment, net.............................    78,818    89,071
                                                            --------  --------
                                                            $420,462  $377,437
                                                            ========  ========
         LIABILITIES AND SHAREHOLDERS' INVESTMENT
                        (DEFICIT)
Current liabilities
Short-term borrowings.....................................  $     --  $ 93,690
Accounts payable..........................................    18,979    16,002
Accrued employee compensation and related taxes...........    25,674    23,160
Commissions payable.......................................    53,410    51,641
Customer deposits.........................................    55,277    53,576
Income taxes payable......................................    34,617    30,953
Current portion of long-term debt.........................     5,500        --
Other accrued liabilities.................................    36,171    21,092
                                                            --------  --------
 Total current liabilities................................   229,628   290,114
Long-term debt, net of current maturities.................   694,797     3,600
Other noncurrent liabilities..............................     8,215    15,698
                                                            --------  --------
 Total liabilities........................................   932,640   309,412
Commitments and contingencies.............................        --        --
Redeemable preferred shares, $.01 par value, liquidation
 preference $60,000, issued and outstanding;
 July 1, 2000 -- 60.......................................    44,243        --
Preferred shares, $.01 par value: authorized 4,000 shares,
 issued and outstanding; July 1, 2000 -- 60 in the form of
 redeemable preferred shares listed above, the remaining
 3,940 undesignated
Shareholders' investment (deficit)
Common shares.............................................     1,015    11,350
Warrants to purchase common shares........................    24,733        --
Officer notes receivable..................................    (2,050)       --
Retained earnings (accumulated deficit)...................  (573,787)   63,672
Accumulated other comprehensive loss......................    (6,332)   (6,997)
                                                            --------  --------
 Total shareholders' investment (deficit).................  (556,421)   68,025
                                                            --------  --------
                                                            $420,462  $377,437
                                                            ========  ========

   The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

                         JOSTENS, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                        Six months ended
                                                        -----------------
                                                        July 1,   July 3,
                                                          2000     1999
                                                        --------  -------
                                                           (in thousands)
Operating activities
Net income............................................. $  7,029  $47,089
Depreciation...........................................   12,684   11,663
Amortization of debt discount and deferred financing
 costs.................................................    1,011        6
Amortization of goodwill...............................      536    1,125
Changes in operating assets and liabilities
  Accounts receivable..................................  (17,867) (23,032)
  Inventories..........................................   21,520   12,711
  Salespersons overdrafts..............................   15,086    8,755
  Prepaid expenses and other current assets............    3,129    1,355
  Accounts payable.....................................  (10,294)  (2,497)
  Accrued employee compensation and related taxes......   (3,804)  (4,400)
  Commissions payable..................................   27,276   29,510
  Customer deposits....................................  (57,681) (38,516)
  Income taxes payable.................................   17,394   26,240
  Other................................................   (2,877)  (2,715)
                                                        --------  -------
    Net cash provided by operating activities..........   13,142   67,294
                                                        --------  -------
Investing activities
Purchases of property and equipment....................   (7,150) (13,339)
Equity investments.....................................   (1,103)  (5,000)
Other..................................................      395      654
                                                        --------  -------
    Net cash used for investing activities.............   (7,858) (17,685)
                                                        --------  -------
Financing activities
Net short-term borrowings (repayments)................. (111,976)  (5,415)
Repurchases of common stock............................ (823,630) (25,007)
Principal payments on long-term debt...................   (3,600)      --
Proceeds from issuance of long-term debt...............  700,139       --
Proceeds from issuance of common shares................  208,693       --
Net proceeds from the issuance of preferred stock......   43,000       --
Proceeds from the issuance of warrants to purchase
 common shares.........................................   24,733       --
Dividends paid to common shareholders..................   (7,331) (15,231)
Proceeds from exercise of stock options................      555    1,854
Issuance of officer note receivable....................   (2,050)      --
Debt acquisition costs.................................  (36,459)      --
                                                        --------  -------
    Net cash used for financing activities.............   (7,926) (43,799)
                                                        --------  -------
Change in cash and cash equivalents....................   (2,642)   5,810
Cash and cash equivalents, beginning of period.........   38,517    2,595
                                                        --------  -------
Cash and cash equivalents, end of period............... $ 35,875  $ 8,405
                                                        ========  =======
Supplemental information
Income taxes paid...................................... $  8,763  $ 4,989
Interest paid.......................................... $  6,767  $ 2,976

     The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

                         JOSTENS, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENT OF CHANGES

                     IN SHAREHOLDERS' INVESTMENT (DEFICIT)

               FOR THE SIX MONTHS ENDED JULY 1, 2000 (UNAUDITED)

                                            Warrants
                                               to                            Retained    Accumulated
                           Common shares    purchase             Officer     earnings       other
                          ----------------   common   Capital     notes    (accumulated comprehensive
                          Number   Amount    shares   surplus   receivable   deficit)       loss        Total
                          -------  -------  -------- ---------  ---------- ------------ ------------- ---------
                                                (in thousands, except per-share data)
Balance--January 1,
 2000...................   33,324  $11,108  $   --   $     --    $   --     $   31,072     $(5,670)   $  36,510
Exercise of stock
 options and restricted
 stock--net.............       23        8               1,520                                            1,528
Cash dividends declared
 to common shareholders
 of $0.22 per share.....                                                        (7,331)                  (7,331)
Issuance of common
 shares.................                                                                                    --
 Class A................    2,134      711              53,176    (2,050)                                51,837
 Class B................    5,300       53             133,772                                          133,825
 Class C................      811        8              20,470                                           20,478
 Class D................       20      --                  505                                              505
Repurchases of common
 stock..................  (32,619) (10,873)           (209,443)               (603,314)                (823,630)
Issuance of warrants to
 purchase common
 shares.................                     24,733                                                      24,733
Preferred stock dividend
 accrual................                                                        (1,187)                  (1,187)
Preferred stock
 accretion..............                                                           (56)                     (56)
Net income..............                                                         7,029                    7,029
Change in cumulative
 translation
 adjustment.............                                                                      (662)        (662)
                          -------  -------  -------  ---------   -------    ----------     -------    ---------
Balance--July 1, 2000...    8,993  $ 1,015  $24,733  $     --    $(2,050)   $ (573,787)    $(6,332)   $(556,421)
                          =======  =======  =======  =========   =======    ==========     =======    =========


     The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

                         JOSTENS, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation

   We prepared our accompanying unaudited condensed consolidated financial statements following the requirements of the Securities and Exchange Commission ("SEC") for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by accounting principles generally accepted in the United States can be condensed or omitted. Therefore, we suggest that these financial statements be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2000 ("1999 Form 10-K"). The condensed consolidated balance sheet data as of January 1, 2000 were derived from audited financial statements, but do not include all disclosures required by accounting principles generally accepted in the United States.

   Revenues, expenses, cash flows, assets and liabilities can and do vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be the same as those for the full year.

   In our opinion, the accompanying unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) considered necessary to present fairly, when read in conjunction with the 1999 Form 10-K, our financial position, results of operations and cash flows for the periods presented. Certain balances have been reclassified to conform to the 2000 presentation.

2. Merger and Recapitalization

   On December 27, 1999, we entered into a merger agreement with Saturn Acquisition Corporation, an entity organized for the sole purpose of effecting a merger on behalf of certain affiliates of Investcorp S.A. and other investors. On May 10, 2000, Saturn Acquisition Corporation merged with and into Jostens, with Jostens as the surviving corporation. The merger was part of a recapitalization of Jostens which resulted in affiliates of Investcorp and the other investors acquiring approximately 92 percent of our post-merger common stock. The remaining 8 percent of our common stock was retained by pre-recapitalization shareholders and five members of senior management and was redesignated as shares of Class A common stock. As a result of the transaction, our shares have been de-listed from the New York Stock Exchange.

   Voting Rights

   The post-merger common stock consists of Class A through Class E common stock as well as undesignated common stock. Holders of Class A common stock are entitled to one vote per share, whereas holders of Class D common stock are entitled to 306.55 votes per share. Holders of Class B common stock, Class C common stock and Class E common stock have no voting rights.

   The par value and number of authorized, issued and outstanding shares for July 1, 2000 for each class of common stock is set forth below:

                                            Par    Authorized     Issued and
                                           Value     Shares   Outstanding Shares
                                          -------- ---------- ------------------
                                                          (in thousands)
     Class A............................. $.33 1/3    4,200         2,862
     Class B............................. $.01        5,300         5,300
     Class C............................. $.01        2,500           811
     Class D............................. $.01           20            20
     Class E............................. $.01        1,900           --
     Undesignated........................ $.01       12,020           --

                         JOSTENS, INC. AND SUBSIDIARIES

   As of July 3, 1999 there were 34,049 thousand shares of common stock outstanding.

   Recapitalization Financing

   The recapitalization was funded by (a) $495.0 million of borrowings under a senior secured credit facility with a syndicate of banks which included term loans and a revolving credit facility (collectively the "senior secured credit facility"), (b) issuance of $225.0 million in principal amount of senior subordinated notes (the "notes") and warrants to purchase 425,060 shares of Class E common stock, (c) issuance of $60.0 million in principal amount of redeemable preferred stock and warrants to purchase 531,325 shares of Class E common stock and (d) $208.7 million of proceeds from the sale of shares of common stock to the investors.

   The proceeds from these financings funded (a) the payment of approximately $823.6 million to holders of common stock, (b) repayment of $67.6 million of outstanding indebtedness (c) payment of $10.0 million in consideration for cancellation of employee stock options (d) approximately $71.9 million of fees and expenses associated with the recapitalization, including approximately $12.7 million of advisory fees paid to Investcorp and (e) a pre-payment of $7.5 million for a management and consulting services agreement for a five-year term with Investcorp. This pre-payment is being amortized on a straight-line basis over the term of the agreement.

   Recapitalization Accounting

   The transaction was accounted for as a recapitalization and as such, the historical basis of our assets and liabilities has not been affected. Recapitalization related costs of $45.7 million consisting of investment banker fees, transaction fees, legal and accounting fees, cash transaction bonuses, stock option payments, and other miscellaneous costs were expensed in the six month periods ended July 1, 2000. Additionally, $3.0 million of recapitalization costs incurred related to the issuance of shares of redeemable preferred stock was netted against the proceeds of $60.0 million. Finally, $36.5 million associated with the debt financing was capitalized and is being amortized over the applicable lives of the debt for up to a maximum of ten years.

   Other Arrangements

   We adopted a new employee stock option plan to purchase shares of Class A common stock. The number of shares available to be awarded under the new stock option plan is 676,908. The stock option plan is administered by the Compensation Committee of the Board of Directors who designate the amount, timing and other terms and conditions applicable to the option awards. Under the stock option plan, an optionee has certain rights to put to an affiliate of Investcorp, and we have certain rights to call from the optionee, after a six-month waiting period, vested stock options issued to the optionee under the stock option plan upon termination of the optionee's employment prior to a public offering of Jostens' common stock. At the time of the transaction, options to purchase 502,846 of our Class A common stock were granted to five members of senior management. The options have an exercise price of $25.25 and, prior to a public offering, become exercisable annually in one-fifth increments upon Jostens meeting or exceeding target cumulative earnings before interest, taxes, depreciation and amortization ("EBITDA").

   We adopted a new stock loan program to make loans to Messrs. Buhrmaster, Priesmeyer, Blowers, Bailey and Lea in amounts up to 100% of their outstanding loans at the time of the transaction, the proceeds of which were used to purchase shares of our common stock. Loans made under the stock loan program bear interest at our cost of funds under our revolving credit facility and are recourse loans. Subject to certain prepayment provisions, the loans will mature and all principal and accrued interest will be payable on May 10, 2005; provided, however, that each loan may be extended for a period of two years under certain circumstances. Each loan will become payable in full in the event the borrower's employment with us is terminated other than due to death or disability or for a reason other than cause or by the borrower for good reason. Loans are collateralized by the shares of our capital stock owned by such individual, and each individual has entered into a pledge agreement and executed a secured promissory note. At July 1, 2000, total borrowings under the new stock loan program were $2.0 million.

                         JOSTENS, INC. AND SUBSIDIARIES

   NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--
(Continued)

3.Long-Term Debt

   Long-term debt consists of the following:

                                                              July 1,  July 3,
                                                                2000    1999
                                                              -------- -------
                                                               (in thousands)
Term loan A, 9.87 percent variable rate at July 1, 2000,
 semi-annual principal and interest payments through May
 2006........................................................ $150,000  $ --
Term loan B, 10.37 percent variable rate at July 1, 2000,
 semi-annual principal and interest payments through May
 2008........................................................  345,000    --
Senior subordinated notes, 12.75 percent fixed rate, net of
 discounts of $19,703,
 semi-annual interest payments of $14.3 million, interest due
 and payable at maturity -- May 2010.........................  205,297    --
Industrial revenue bonds, 6.75 percent fixed rate, covering
 general offices.............................................      --   3,600
                                                              --------  -----
                                                               700,297   3,600
  Less current portion                                           5,500    --
                                                              --------  -----
                                                              $694,797 $ 3,600
                                                              ========  =====

   Maturities of long-term debt including $19.7 million of discount as of July 1, 2000 are as follows:

                                                                  (in thousands)
                                                                  --------------
        2001.....................................................    $  5,500
        2002.....................................................      23,250
        2003.....................................................      28,250
        2004.....................................................      33,250
        2005.....................................................      38,250
        Thereafter...............................................     591,500
                                                                     --------
                                                                     $720,000
                                                                     ========

   Principal payments under term loan A commence in 2001 with a $5.0 million payment due June 30, 2001 and a $10.0 million payment due December 31, 2001. Thereafter, semi-annual payments increase $1.25 million per period through December 2005 with the remaining $10.0 million due in May 2006.

   Principal payments under term loan B commence in 2001 with a $0.5 million payment due June 30, 2001 and semiannual payments of $1.0 million thereafter through December 2005. Semiannual payments increase on an escalating scale from $25.5 million in June 2006 to $112.5 million in December 2007 with a final payment of $66.2 million due in May 2008.

   The fair value of long-term debt at July 1, 2000 and July 3, 1999 approximated the carrying value and is estimated based on quoted market prices for comparable instruments.

   In connection with the merger and recapitalization, we entered into a $150 million, six year revolving credit facility that expires on May 31, 2006. We may borrow funds and elect to pay interest under the "alternative base rate" or "eurodollar" interest rate provisions of the agreement. There were no amounts outstanding under this facility as of July 1, 2000. Our previous credit facility, due to expire on December 31, 2000, was terminated as part of the transaction.

   The senior subordinated notes are not collateralized and are subordinate in right of payment to the term loans and borrowings under the new revolving credit facility (collectively the "senior secured credit facility").

                         JOSTENS, INC. AND SUBSIDIARIES

   NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--
(Continued)

The senior secured credit facility is with the same lenders and is collateralized by substantially all the assets of our domestic operations and all of our capital stock (limited to 65 percent in the case of foreign subsidiaries). The senior secured credit facility requires that we meet certain financial covenants, ratios and tests, including a maximum leverage ratio and a minimum interest coverage ratio. In addition, we are required to pay certain fees in connection with the senior secured credit facility, including letter of credit fees, agency fees and commitment fees. Commitment fees will be payable quarterly, initially at a rate per annum of 0.5 percent on the average daily unused portion of the revolving credit facility. The senior secured credit facility and senior subordinated notes contain certain cross-default provisions whereby a violation of a covenant under one debt obligation would, consequently, violate covenants under the other debt obligations.

   The variable rate on the senior secured credit facility is predominantly linked to the London Interbank Offered Rate ("LIBOR") as determined in three month intervals. To manage our exposure to changes in the LIBOR, we entered into an interest rate swap agreement on July 7, 2000. The interest rate provided by the swap agreement is fixed at 7.0 percent, in lieu of LIBOR. The swap agreement becomes effective on August 15, 2000 with a notional amount of $135.0 million, decreasing to $70.0 million quarterly over the next three years. The notional amount is used to measure the interest to be paid or received and does not represent the amount of exposure to loss.

   The senior subordinated notes were issued with detachable warrants and an original issuance discount, resulting in total discounts of $19.7 million. The detachable warrants were valued at $10.7 million and are exercisable through 2011. The value of the warrants has been included as a component of stockholders' deficit. If all the warrants were to be exercised, the holders would acquire shares (at a price of $0.01 per share) of our Class E common stock representing approximately 4.0 percent of the total number of shares (outstanding immediately after the recapitalization) of our common equity on a fully diluted basis. The entire discount is being amortized to interest expense through 2011.

4.Redeemable Preferred Stock

   In connection with the recapitalization, we issued redeemable, payment-in-kind preferred shares which have an initial liquidation preference of $60.0 million and are entitled to receive dividends at 14.0 percent per annum, compounded quarterly and payable either in cash or in additional shares of the same series of preferred stock. The redeemable preferred shares are subject to mandatory redemption by Jostens in May 2011. In connection with the redeemable preferred shares, the company ascribed $14.0 million of the proceeds to detachable warrants to purchase shares of our Class E common stock, which is reflected as a component of stockholders' deficit. The warrants have an exercise price of $0.01 per share and expire in 2011. In addition, $3.0 million of issuance costs have been netted against the initial proceeds and are reflected as a reduction to the carrying amount of the preferred stock. The carrying value of the preferred stock will be accreted to full liquidation preference value plus unpaid preferred stock dividends over the eleven year period of the redeemable preferred stock through charges to the accumulated deficit account.

                         JOSTENS, INC. AND SUBSIDIARIES

5. Earnings Per Common Share

   Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income available to common shareholders by the average number of common shares outstanding, including the dilutive effects of options, restricted stock and contingently issuable shares.

   Basic and diluted earnings per share were calculated using the following:

                                                              Six months
                                                                ended
                                                            ------------------
                                                             July
                                                              1,       July 3,
                                                             2000       1999
                                                            ------     -------
                                                            (in thousands,
                                                             except per-
                                                             share data)
Net income................................................. $7,029     $47,089
Dividends and accretion on redeemable preferred stock......  1,243         --
                                                            ------     -------
Net income available to common shareholders................ $5,786     $47,089
                                                            ======     =======
Weighted average number of common shares outstanding--
 basic..................................................... 25,043      34,488
Dilutive shares............................................    273 (1)     102
                                                            ------     -------
Weighted average number of common shares outstanding--
 diluted................................................... 25,316      34,590
                                                            ======     =======
Earnings per share--basic.................................. $ 0.23     $  1.37
Earnings per share--diluted................................ $ 0.23     $  1.36

(1) Options to purchase 503 shares were not included as their effect would have been antidilutive.

                         JOSTENS, INC. AND SUBSIDIARIES

6. Special Charge

   During the fourth quarter of 1999, we recorded a special charge of $20.2 million. Cash outlays associated with the charge were $2.2 million in the first half of 2000. The components of the special charge and utilization in 1999 and the first half of 2000 are as follows:

                                                         Utilization
                                              ---------------------------------
                                                       Six months
                                      Initial            ended       Balance
                                      accrual  1999   July 1, 2000 July 1, 2000
                                      ------- ------- ------------ ------------
                                                   (in thousands)
    Employee termination benefits.... $ 4,910    $ --    $2,015       $2,895
    Abandonment of internal use
     software under development......   6,455   6,245        --          210
    Write-off of impaired goodwill
     related to retail class ring
     sales channel...................   4,560   4,560        --           --
    Write-off of goodwill related to
     exiting the college alumni
     direct marketing business.......   3,086   3,086        --           --
    Other costs related to exiting
     the college alumni direct
     marketing business..............   1,183     270       210          703
                                      ------- -------    ------       ------
                                      $20,194 $14,161    $2,225       $3,808
                                      ======= =======    ======       ======

   We expect to complete restructuring activities and utilize the majority of remaining charge by the end of 2000.

   As a result of the special charge, the work force was reduced by about 100 personnel, primarily in corporate staff and executive functions and in our college alumni direct marketing business.

7. Inventories

   Inventories were comprised of the following:

                                                                July 1, July 3,
                                                                 2000    1999
                                                                ------- -------
                                                                (in thousands)
    Raw material and supplies.................................. $18,765 $26,229
    Work-in-process............................................  28,178  27,089
    Finished goods.............................................  19,376  24,465
                                                                ------- -------
    Total inventories.......................................... $66,319 $77,783
                                                                ======= =======

                         JOSTENS, INC. AND SUBSIDIARIES

8. Comprehensive Income

   Comprehensive income and its components are as follows:

                                  Six months ended
                                 ----------------------
                                  July 1,      July 3,
                                   2000          1999
                                 ----------------------
                                   (in thousands)
      Net income...............  $   7,029     $ 47,089
      Change in cumulative
       translation adjustment..       (662)         768
                                 ---------     --------
      Comprehensive income.....  $   6,367     $ 47,857
                                 =========     ========

9. Supplier Concentration

   We purchase substantially all synthetic and semiprecious stones from a single supplier located in Germany, who is also a supplier to substantially all of the class ring manufacturers in the United States.

10.Revenue Recognition

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff
Accounting Bulletin No. 101 (SAB101), which summarizes certain of the SEC's views regarding the application of generally accepted accounting principles to revenue recognition in financial statements. We are in the process of analyzing the requirements of SAB101 and are required to comply with its provisions by the fourth quarter of fiscal 2000. Management believes the ultimate outcome will not have a significant effect on our consolidated results of operations, financial position or liquidity.


11.Business Segments

   Financial information by reportable business segment is included in the following summary:

                                  Six months ended
                                 ----------------------
                                  July 1,      July 3,
                                   2000          1999
                                 ----------------------
                                   (in thousands)
      Net Sales From External Customers
      School Products..........  $ 424,662     $408,923
      Recognition..............     45,568       53,536
      Other....................      6,157        7,060
                                 ---------     --------
      Consolidated.............  $ 476,387     $469,519
                                 =========     ========
      Operating Income
      School Products..........  $ 108,657     $100,942
      Recognition..............        (76)       2,162
      Other....................    (60,491)(1)  (21,464)
                                 ---------     --------
      Consolidated.............     48,090       81,640
      Net interest expense.....     14,804 (2)    2,498
                                 ---------     --------
      Income before income
       taxes...................  $  33,286     $ 79,142
                                 =========     ========

--------
(1) The Other segment includes $45.7 million of transaction related costs as discussed in footnote 2 "Merger and Recapitalization."

(2) Net interest expense increased due to higher debt levels resulting from the transaction as discussed in footnote 2, "Merger and Recapitalization."

                         JOSTENS, INC. AND SUBSIDIARIES

   Capitalized deferred financing costs associated with obtaining financing for the transaction have been included in the Other segment's identifiable assets.

12. Income Taxes

   Income taxes for the six month periods ended July 1, 2000 were accrued at a rate of 41.5 percent (excluding effects of the non-deductible transaction costs) compared with 40.5 percent for the comparable periods in 1999. The year-to-date effective rate for July 1, 2000 was 78.9 percent and reflects the impact of non-deductible transaction related costs of approximately $30.0 million.

13. Condensed Consolidating Information

   Jostens' wholly-owned foreign subsidiaries are not co-borrowers under the new $645.0 million senior secured credit facility and do not guarantee $225.0 million aggregate principal amount of senior subordinated notes. As such, the information which follows presents the condensed consolidating financial position as of July 1, 2000 and July 3, 1999, and the condensed consolidating results of operations and cash flows for the six month periods ended July 1, 2000 and July 3, 1999 of (a) the parent company only ("Parent"), (b) the combined Non-Guarantors ("Non-Guarantors"), (c) eliminating entries and (d) Jostens, Inc. and Subsidiaries on a consolidated basis. Effective July 29, 2000, Jostens wholly-owned domestic subsidiary merged with and into Jostens and as a result, amounts and balances of this wholly-owned domestic subsidiary have been consolidated with the parent company.

                         JOSTENS, INC. AND SUBSIDIARIES

                                    Condensed Consolidating Balance Sheets
                                              As of July 1, 2000
                                 ----------------------------------------------
                                              Non-
                                  Parent   guarantors Eliminations Consolidated
                                 --------  ---------- ------------ ------------
                                                (in thousands)
                                   ASSETS
                                   ------
Current assets
Cash and cash equivalents......  $ 19,200   $16,675     $     --     $ 35,875
Accounts receivable, net of al-
 lowance.......................   120,597     4,908           --      125,505
Inventories....................    62,684     3,635           --       66,319
Deferred income taxes..........    17,400        --           --       17,400
Salespersons overdrafts, net of
 allowance.....................     6,822     4,286           --       11,108
Prepaid expenses and other cur-
 rent assets...................     5,230       362           --        5,592
                                 --------   -------     --------     --------
  Total current assets.........   231,933    29,866           --      261,799
Other Assets
Intercompany accounts..........     4,712    (4,712)          --          --
Intangibles, net...............    13,626     4,683           --       18,309
Deferred financing costs, net..    35,606        --           --       35,606
Other..........................    43,438       218      (17,726)      25,930
                                 --------   -------     --------     --------
  Total other assets...........    97,382       189      (17,726)      79,845
Property and equipment, net....    75,571     3,247           --       78,818
                                 --------   -------     --------     --------
                                 $404,886   $33,302     $(17,726)     420,462
                                 ========   =======     ========     ========

             LIABILITIES AND SHAREHOLDERS' INVESTMENT (DEFICIT)
             --------------------------------------------------
Current liabilities
Accounts payable...............  $ 17,688   $ 1,291     $     --     $ 18,979
Accrued employee compensation
 and related taxes.............    24,694       980           --       25,674
Commissions payable............    51,762     1,648           --       53,410
Customer deposits..............    52,213     3,064           --       55,277
Income taxes payable...........    34,688       (71)          --       34,617
Current portion of long-term
 debt..........................     5,500        --           --        5,500
Other accrued liabilities......    35,856       315           --       36,171
                                 --------   -------     --------     --------
  Total current liabilities....   222,401     7,227           --      229,628
Long-term debt, net of current
 maturities....................   694,797        --           --      694,797
Other noncurrent liabilities...     8,215        --           --        8,215
                                 --------   -------     --------     --------
Total liabilities..............   925,413     7,227           --      932,640
Commitments and contingencies..        --        --           --           --
Redeemable Preferred Stock.....    44,243        --           --       44,243
Shareholders' investment (defi-
 cit)..........................  (564,770)   26,075      (17,726)    (556,421)
                                 --------   -------     --------     --------
                                 $404,886   $33,302     $(17,726)     420,462
                                 ========   =======     ========     ========

                         JOSTENS, INC. AND SUBSIDIARIES

                                    Condensed Consolidating Balance Sheets
                                              As of July 3, 1999
                                 ---------------------------------------------
                                             Non-
                                  Parent  guarantors Eliminations Consolidated
                                 -------- ---------- ------------ ------------
                                                (in thousands)

                                     ASSETS

Current assets
Cash and cash equivalents....... $    614  $ 7,791    $     --      $  8,405
Accounts receivable, net of
 allowance......................  124,011    5,368          --       129,379
Inventories.....................   73,408    4,375          --        77,783
Deferred income taxes...........   14,682                   --        14,682
Salespersons overdrafts, net of
 allowance......................    6,993    4,941          --        11,934
Prepaid expenses and other
 current assets.................    4,142      240          --         4,382
                                 --------  -------    ---------     --------
  Total current assets..........  223,850   22,715          --       246,565
Other Assets
Intercompany accounts...........    3,376   (3,376)         --           --
Intangibles, net................   22,483    5,155          --        27,638
Other...........................   31,258       62      (17,157)      14,163
                                 --------  -------    ---------     --------
  Total other assets............   57,117    1,841      (17,157)      41,801
Property and equipment, net.....   85,306    3,765          --        89,071
                                 --------  -------    ---------     --------
                                 $366,273  $28,321    $ (17,157)    $377,437
                                 ========  =======    =========     ========

               LIABILITIES AND SHAREHOLDERS' INVESTMENT (DEFICIT)

Current liabilities
Short-term borrowings........... $ 93,690  $   --     $     --      $ 93,690
Accounts payable................   15,080      922          --        16,002
Accrued employee compensation
 and related taxes..............   21,846    1,314          --        23,160
Commissions payable.............   50,385    1,256          --        51,641
Customer deposits...............   50,657    2,919          --        53,576
Income taxes payable............   31,409     (456)         --        30,953
Other accrued liabilities.......   20,720      372          --        21,092
                                 --------  -------    ---------     --------
  Total current liabilities.....  283,787    6,327          --       290,114
Long-term debt, net of current
 maturities.....................    3,600                              3,600
Other noncurrent liabilities....   15,698      --           --        15,698
                                 --------  -------    ---------     --------
  Total liabilities.............  303,085    6,327          --       309,412
Commitments and contingencies...               --           --           --
Shareholders' investment
 (deficit)......................   63,188   21,994      (17,157)      68,025
                                 --------  -------    ---------     --------
                                 $366,273  $28,321    $ (17,157)    $377,437
                                 ========  =======    =========     ========

                         JOSTENS, INC. AND SUBSIDIARIES


                                                   Condensed Consolidating
                                               Statements of Operations for The
                                                Six Months Ended July 1, 2000
                                               ---------------------------------
                                                            Non-
                                                Parent   guarantors Consolidated
                                               --------  ---------- ------------
                                                        (in thousands)
Net sales..................................... $452,724   $23,663     $476,387
Cost of products sold.........................  191,133    10,654      201,787
                                               --------   -------     --------
  Gross profit................................  261,591    13,009      274,600
Selling and administrative expenses...........  170,451    10,348      180,799
Transaction costs.............................   45,711        --       45,711
                                               --------   -------     --------
Operating income..............................   45,429     2,661       48,090
Interest income...............................     (247)     (241)        (488)
Interest expense..............................   15,251        41       15,292
                                               --------   -------     --------
  Income before income taxes..................   30,425     2,861       33,286
Income taxes..................................   24,957     1,300       26,257
                                               --------   -------     --------
Net income.................................... $  5,468   $ 1,561     $  7,029
                                               ========   =======     ========

                                                   Condensed Consolidating
                                               Statements of Operations for The
                                                Six Months Ended July 3, 1999
                                               ---------------------------------
                                                            Non-
                                                Parent   guarantors Consolidated
                                               --------  ---------- ------------
                                                        (in thousands)
Net sales..................................... $449,831   $19,688     $469,519
Cost of products sold.........................  200,747     8,496      209,243
                                               --------   -------     --------
Gross profit..................................  249,084    11,192      260,276
Selling and administrative expenses...........  169,578     9,058      178,636
                                               --------   -------     --------
Operating income..............................   79,506     2,134       81,640
Interest income...............................     (104)      (97)        (201)
Interest expense..............................    2,659        40        2,699
                                               --------   -------     --------
  Income before income taxes..................   76,951     2,191       79,142
Income taxes..................................   31,178       875       32,053
                                               --------   -------     --------
Net income.................................... $ 45,773   $ 1,316     $ 47,089
                                               ========   =======     ========

                         JOSTENS, INC. AND SUBSIDIARIES

                                                 Condensed Consolidating
                                             Statements of Cash Flows for The
                                              Six Months Ended July 1, 2000
                                             ---------------------------------
                                                          Non-
                                              Parent   guarantors Consolidated
                                             --------  ---------- ------------
                                                      (in thousands)
Operating activities
Net income.................................. $  5,468   $ 1,561     $  7,029
Depreciation................................   12,061       623       12,684
Amortization of debt discount and deferred
 financing costs............................    1,011       --         1,011
Amortization of goodwill....................      314       222          536
Changes in operating assets and liabilities
  Accounts receivable.......................  (18,085)      218      (17,867)
  Inventories...............................   21,890      (370)      21,520
  Salespersons overdrafts...................   12,692     2,394       15,086
  Prepaid expenses and other current
   assets...................................    3,227       (98)       3,129
  Intercompany accounts.....................   (3,616)    3,616          --
  Accounts payable..........................   (9,575)     (719)     (10,294)
  Accrued employee compensation and related
   taxes....................................   (3,659)     (145)      (3,804)
  Commissions payable.......................   28,391    (1,115)      27,276
  Customer deposits.........................  (57,738)       57      (57,681)
  Income taxes payable......................   17,714      (320)      17,394
  Other.....................................   (1,819)   (1,058)      (2,877)
                                             --------   -------     --------
    Net cash provided by operating
     activities.............................    8,276     4,866       13,142
                                             --------   -------     --------
Investing activities
Purchases of property and equipment.........   (7,150)      --        (7,150)
Equity investments..........................   (1,103)      --        (1,103)
Other.......................................      499      (104)         395
                                             --------   -------     --------
    Net cash used for investing activities..   (7,754)     (104)      (7,858)
                                             --------   -------     --------
Financing activities
Net short-term borrowings (repayments)...... (111,976)      --      (111,976)
Repurchases of common stock................. (823,630)      --      (823,630)
Principal payments on long-term debt........   (3,600)      --        (3,600)
Proceeds from issuance of long-term debt....  700,139       --       700,139
Proceeds from issuance of common shares.....  208,693       --       208,693
Net proceeds from the issuance of preferred
 stock......................................   43,000       --        43,000
Proceeds from the issuance of warrants to
 purchase common shares.....................   24,733       --        24,733
Dividends paid to common shareholders.......   (7,331)      --        (7,331)
Proceeds from exercise of stock options.....      555       --           555
Issuance of officer note receivable.........   (2,050)      --        (2,050)
Debt acquisition costs......................  (36,459)      --       (36,459)
                                             --------   -------     --------
    Net cash used for financing activities..   (7,926)      --        (7,926)
                                             --------   -------     --------
Change in cash and cash equivalents.........   (7,404)    4,762       (2,642)
Cash and cash equivalents, beginning of
 period.....................................   26,604    11,913       38,517
                                             --------   -------     --------
Cash and cash equivalents, end of period.... $ 19,200   $16,675     $ 35,875
                                             ========   =======     ========
Supplemental information
Income taxes paid........................... $  7,135   $ 1,628     $  8,763
Interest paid............................... $  6,726   $    41     $  6,767

                         JOSTENS, INC. AND SUBSIDIARIES

                                                 Condensed Consolidating
                                             Statements of Cash Flows for The
                                              Six Months Ended July 3, 1999
                                             ---------------------------------
                                                          Non-
                                              Parent   guarantors Consolidated
                                             --------  ---------- ------------
                                                      (in thousands)
Operating activities
Net income.................................. $ 45,773   $ 1,316     $ 47,089
Depreciation................................   11,072       591       11,663
Amortization of debt discount and deferred
 financing costs............................        6       --             6
Amortization of goodwill....................      928       197        1,125
Changes in operating assets and liabilities
  Accounts receivable.......................  (23,232)      200      (23,032)
  Inventories...............................   13,820    (1,109)      12,711
  Salespersons overdrafts...................    8,693        62        8,755
  Prepaid expenses and other current
   assets...................................    1,469      (114)       1,355
  Intercompany accounts.....................   (4,393)    4,393          --
  Accounts payable..........................   (1,373)   (1,124)      (2,497)
  Accrued employee compensation and related
   taxes....................................   (4,373)      (27)      (4,400)
  Commissions payable.......................   29,133       377       29,510
  Customer deposits.........................  (38,977)      461      (38,516)
  Income taxes payable......................   27,067      (827)      26,240
  Other.....................................   (2,793)       78       (2,715)
                                             --------   -------     --------
    Net cash provided by operating
     activities.............................   62,820     4,474       67,294
                                             --------   -------     --------
Investing activities
Purchases of property and equipment.........  (12,963)     (376)     (13,339)
Equity investments..........................   (5,000)      --        (5,000)
Other.......................................      721       (67)         654
                                             --------   -------     --------
    Net cash used for investing activities..  (17,242)     (443)     (17,685)
                                             --------   -------     --------
Financing activities
Net short-term borrowings (repayments)......   (5,415)      --        (5,415)
Repurchases of common stock.................  (25,007)      --       (25,007)
Dividends paid to common shareholders.......  (15,231)      --       (15,231)
Proceeds from exercise of stock options.....    1,854       --         1,854
                                             --------   -------     --------
    Net cash used for financing activities..  (43,799)      --       (43,799)
                                             --------   -------     --------
Change in cash and cash equivalents.........    1,779     4,031        5,810
Cash and cash equivalents, beginning of
 period.....................................   (1,165)    3,760        2,595
                                             --------   -------     --------
Cash and cash equivalents, end of period.... $    614   $ 7,791     $  8,405
                                             ========   =======     ========
Supplemental information
Income taxes paid........................... $  3,273   $ 1,716     $  4,989
Interest paid............................... $  2,936   $    40     $  2,976

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   Until January 11, 2001, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Where You Can Find More Information......................................   i
Prospectus Summary.......................................................   1
Risk Factors.............................................................  14
The Exchange Offer.......................................................  21
Use of Proceeds..........................................................  30
Capitalization...........................................................  30
Unaudited Pro Forma Condensed Consolidated Financial Statements..........  31
Selected Consolidated Historical Financial Data..........................  36
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  38
Business.................................................................  52
Management...............................................................  62
Security Ownership of Certain Beneficial Owners and Management...........  71
Certain Relationships and Related Transactions...........................  73
The Recapitalization.....................................................  74
Description of Capital Stock.............................................  76
Description of the Credit Facility.......................................  81
Description of the Units.................................................  84
Description of the Notes.................................................  84
Description of the Warrants.............................................. 126
Certain United States Federal Tax Consequences........................... 127
Book-Entry; Delivery and Form............................................ 132
Plan of Distribution..................................................... 134
Legal Matters............................................................ 134
Experts.................................................................. 134
Index to Consolidated Financial Statements............................... F-1

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                                  PROSPECTUS
-------------------------------------------------------------------------------




                               [LOGO OF JOSTENS]

                                Exchange Offer
                                      for
                            All Outstanding 12 3/4%
 Senior Subordinated Notes due 2010 for New 12 3/4% Senior Subordinated Notes
                                   due 2010

                             October 13, 2000

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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Indemnification under the Minnesota Business Corporation Act and Josten's Articles of Incorporation and By-laws

   Unless stated otherwise in the articles of incorporation or by-laws, Section 302A.521 of the Minnesota Business Corporation Act (the "MBCA") requires a Minnesota corporation to indemnify a person made a party to a proceeding by reason of his or her former or present official capacity with the corporation, against judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person:

  . has not been indemnified by another organization or employee benefit plan for the same liabilities in connection with the same proceedings;

  .  acted in good faith;

  .  received no improper benefit;

  . in the case of a criminal proceeding, had no reason to believe the conduct was unlawful; and

  . in the case of acts or omissions occurring in such person's official capacity as a director, officer or employee, the person reasonably believed that the conduct was in the best interests of the corporation, or at least not opposed to the best interests of the corporation depending on the capacity in which that person is serving.

Jostens' articles of incorporation and bylaws provide that Jostens shall indemnify all directors and officers for such expenses and liabilities, in such manner, under such circumstances, and to the extent permitted by law.

Advances of Expenses

   The MBCA states that a person made or threatened to be made a party to a proceeding (as described above), is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorney's fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (1) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in MBCA 302A.521 have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation, if it is ultimately determined that such criteria for indemnification have not been satisfied and (2) if, after a determination of the facts then known to those making the determination, such facts would not preclude indemnification under the statute. The applicability of this provision may be limited by a corporation's articles of incorporation or bylaws, however, Jostens' Articles and bylaws are silent with regard to the advancement of expenses.

Limitation on Liability of Directors

   Jostens' articles of incorporation state that no director shall be personally liable to Jostens or its shareholders for monetary damages for breach of fiduciary duty as a director, except as otherwise required by law. While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

Furthermore, the MBCA provides that the articles of incorporation of a corporation cannot eliminate or limit director's liability for:

  . any breach of the director's duty of loyalty to the corporation or shareholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . any transaction from which the director derived an improper personal benefit; or

  . any act or omission occurring prior to the date when the provision in the articles eliminating or limiting liability became effective.

Insurance

   As is permitted by the MBCA, Jostens' articles of incorporation and by-laws provide that Jostens may purchase and maintain insurance, at its expense, to protect itself and any director, officer, or employee of Jostens acting in his or her official capacity against any expense, liability or loss, whether or not Jostens would be required or permitted to indemnify such person against such expense, liability or loss.

Indemnification under the Merger Agreement

   Pursuant to the merger agreement, for six years after the closing date of the merger, Jostens will indemnify and hold harmless our present and former officers and directors for acts or omissions occurring before the completion of the merger to the extent provided under our articles of incorporation and by-laws in effect on the date of the merger agreement. In addition, all indemnification agreements with any current or former directors, officers and employees of Jostens or any subsidiary will survive the merger and terminate as provided in such agreements. For six years after the completion of the merger, Jostens will provide officers' and directors' or fiduciary liability insurance for acts or omissions occurring before the completion of the merger covering each such person currently covered by our officers' and directors' or fiduciary liability insurance policy on terms with respect to coverage and amount no less favorable than those in effect on the date of the merger agreement, provided, that the cost of such insurance does not exceed 200% of the most recent annual premium paid by us.

Item 21. Exhibits and Financial Statement Schedules

   (a) See the Exhibit Index at page II-4 to this Form S-4 for the list of exhibits, which is incorporated herein by reference.

  (b) Financial Statement Schedules

  Schedule II--Valuation and Qualifying Accounts

   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 22. Undertakings

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Minneapolis, Minnesota on October 10, 2000.

                                          JOSTENS, INC.

                                              /S/ Robert C. Buhrmaster

                                          By______________________________

                                                 Robert C. Buhrmaster

                                             Chairman of the Board, President
                                                      and Chief

                                               Executive Officer (Principal
                                                  Executive Officer)

                             POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William J. George and William Schlukebier, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 10, 2000.

                 Name                                      Title
                 ----                                      -----

    /s/ Robert C. Buhrmaster           Chairman of the Board, President and Chief
______________________________________ Executive Officer (Principal Executive
         Robert C. Buhrmaster          Officer)

                                       Senior Vice President and Chief Financial
    /s/ William N. Priesmeyer          Officer
______________________________________ (Principal Accounting Officer and Principal
        William N. Priesmeyer          Financial Officer)


______________________________________
         Charles J. Philippin          Director

        /s/ James O. Egan
______________________________________
            James O. Egan              Director


______________________________________
          Charles K. Marquis           Director

                  Name                                      Title
                  ----                                      -----
      /s/ Steven G. Puccinelli
 ______________________________________
          Steven G. Puccinelli          Director

         /s/ David A. Tayeh
 ______________________________________
             David A. Tayeh             Director


 ______________________________________
            Robert G. Sharp             Director

         /s/ George Visnyei
 ______________________________________
             George Visnyei             Director

                                 EXHIBIT INDEX

   The following exhibits are filed with this registration statement or are incorporated by reference to previously filed material.

(a)

 Exhibit                         Description of Exhibit
 -------                         ----------------------
   2.1    -- Agreement and Plan of Merger, dated as of December 27, 1999, by and between Jostens, Inc. and Saturn Acquisition Corporation, incorporated by reference to Appendix A to the Proxy
             Statement/Prospectus which is a part of Jostens' registration statement on Form S-4 filed April 7, 2000.

   2.2 -- First Amendment to the Agreement and Plan of Merger, dated as of March 31, 2000, by and between Jostens, Inc. and Saturn
             Acquisition Corporation, incorporated by reference to Appendix A to the Proxy Statement/Prospectus which is a part of Jostens' registration statement on Form S-4 filed April 7, 2000.

   3.1    -- Form of Amended and Restated Articles of Incorporation of Jostens,
             Inc., incorporated by reference to Appendix D to the Proxy
             Statement/Prospectus which is a part of Jostens' registration statement on Form S-4 filed April 7, 2000.

  *3.2    -- By-Laws of Jostens, Inc.

   4.1 -- Indenture, dated as of May 10, 2000, including therein the form of Note, between Jostens, Inc. and The Bank of New York, as Trustee, providing for 12 3/4% Senior Subordinated Notes due 2010.
             Incorporated by reference to Exhibit 4.1 to Jostens' Form 8-K filed on May 25, 2000.

   4.2    -- Registration Rights Agreement, dated as of May 10, 2000, between
             Jostens, Inc. and American Yearbook Company, Inc. as Issuers, and
             Deutsche Bank Securities Inc., UBS Warburg LLC and Goldman, Sachs
             & Co. as Initial Purchasers. Incorporated by reference to Exhibit
             4.2 to Jostens' Form 8-K filed on May 25, 2000.

   4.3 -- Purchase Agreement dated May 5, 2000, for 225,000 Units Consisting of $225,000,000 12 3/4% Senior Subordinated Notes due 2010 and
             Warrants to Purchase 425,060 Shares of Class E Common Stock, between Jostens, Inc. and American Yearbook Company, and Deutsche
             Bank Securities Inc., UBS Warburg LLC and Goldman, Sachs & Co.
             Incorporated by reference to Exhibit 4.6 to Jostens' Form 8-K filed on May 25, 2000.

  *4.4    -- Form of Exchange Note

  +5.1    -- Opinion of William J. George, Esq., regarding the legality of the exchange notes being issued by Jostens.

  10.1    -- Certificate of Designation, effective May 10, 2000, of the Powers,
             Preferences and Rights of the 14% Senior Redeemable Payment-In-
             Kind Preferred Stock, and Qualifications, Limitations and
             Restrictions Thereof. Incorporated by reference to Exhibit 4.3 to
             Jostens' Form 8-K filed on May 25, 2000.

 *10.2    -- Warrant Agreement, dated May 10, 2000, including therein the form of Warrant, between Jostens, Inc. and The Bank of New York, as
             Warrant Agent.

  10.3    -- Warrant Registration Rights Agreement, dated May 10, 2000, between
             Jostens, Inc. and Deutsche Bank Securities Inc., UBS Warburg LLC and Goldman, Sachs & Co. Incorporated by reference to Exhibit 4.5 to Jostens' Form 8-K filed on May 25, 2000.

  10.4    -- Purchase Agreement, dated May 10, 2000, for 14% Senior Redeemable
             Payment In Kind Preferred Stock with Warrants to Purchase Shares of Class E Common Stock, between Jostens, Inc. and DB Capital
             Investors, L.P. Incorporated by reference to Exhibit 4.6 to
             Jostens' Form 8-K filed on May 25, 2000.

 Exhibit                         Description of Exhibit
 -------                         ----------------------
 *10.5    -- Warrant Agreement, dated May 10, 2000, including therein the form of Warrant, between Jostens, Inc. and The Bank of New York, as
             Warrant Agent.

  10.6    -- Preferred Stock Registration Rights Agreement, dated May 10, 2000, between Jostens, Inc. and DB Capital Investors, L.P. Incorporated by reference to Exhibit 4.8 to Jostens' Form 8-K filed on May 25,
             2000.

  10.7    -- Shareholder Agreement, dated May 10, 2000, between Jostens, Inc., and DB Capital Investors, L.P. and Certain Other Holders of Stock of Jostens, Inc. Incorporated by reference to Exhibit 4.9 to Jostens' Form 8-K filed on May 25, 2000.

  10.8    -- Shareholder Agreement, dated May 10, 2000, between Jostens, Inc., and First Union Leveraged Capital, LLC and Certain Other Holders of Stock of Jostens, Inc. Incorporated by reference to Exhibit
             4.10 to Jostens' Form 8-K filed on May 25, 2000.

  10.9    -- Common Equity Registration Rights Agreement, dated May 10, 2000, between Jostens, Inc., and Certain Holders as Defined Therein.
             Incorporated by reference to Exhibit 4.11 to Jostens' Form 8-K filed on May 25, 2000.

 *10.10   -- Management Shareholder Agreement, dated as of May 10, 2000, between Jostens, Inc. and Robert Buhrmaster.

 *10.11   -- Management Shareholder Agreement, dated as of May 10, 2000, between Jostens, Inc. and William Priesmeyer.

 *10.12   -- Management Shareholder Agreement, dated as of May 10, 2000, between Jostens, Inc. and Carl Blowers.

 *10.13   -- Management Shareholder Agreement, dated as of May 10, 2000, between Jostens, Inc. and Michael Bailey.

 *10.14   -- Management Shareholder Agreement, dated as of May 10, 2000, between Jostens, Inc. and Gregory Lea.

 *10.15   -- Stock Option Agreement, dated as of May 10, 2000, between Jostens,
             Inc. and William Priesmeyer.

 *10.16   -- Stock Option Agreement, dated as of May 10, 2000, between Jostens,
             Inc. and Carl Blowers.

 *10.17   -- Stock Option Agreement, dated as of May 10, 2000, between Jostens,
             Inc. and Michael Bailey.

 *10.18   -- Stock Option Agreement, dated as of May 10, 2000, between Jostens,
             Inc. and Gregory Lea.

 *10.19   -- Stock Option Agreement, dated as of May 10, 2000, between Jostens,
             Inc. and Robert Buhrmaster.

 *10.20   -- Loan and Pledge Agreement, dated as of May 10, 2000, between
             Jostens, Inc. and Robert Buhrmaster, together with form of proxy and promissory note.

 *10.21   -- Loan and Pledge Agreement, dated as of May 10, 2000, between
             Jostens, Inc. and William Priesmeyer, together with form of proxy and promissory note.

 *10.22   -- Loan and Pledge Agreement, dated as of May 10, 2000, between
             Jostens, Inc. and Michael Bailey, together with form of proxy and promissory note.

 *10.23   -- Loan and Pledge Agreement, dated as of May 10, 2000, between
             Jostens, Inc. and Gregory Lea, together with form of proxy and promissory note.

 *10.24   -- Management Stock Incentive Plan established by Jostens, Inc. dated as of May 10, 2000.

 *10.25   -- Jostens, Inc. 2000 Stock Loan Plan.

 *10.26   -- Management Shareholder Bonus Plan established by Credit Agreement

 *10.27   -- Credit Agreement, dated as of May 10, 2000, between Jostens, Inc.
             and Chase Securities Inc., Deutsche Bank Securities Inc., and
             Goldman Sachs Credit Partners L.P., as Co-Lead Arrangers, Bankers
             Trust Company, as Syndication Agent, Goldman Sachs Credit Partners
             L.P., as Documentation Agent, and The Chase Manhattan Bank, as
             Administrative Agent.

  10.28   -- Separation Agreement, dated as of August 13, 1999, between
             Jostens, Inc. and John Mann. Incorporated by reference to Exhibit
             10.14 contained in Josten's Report on Form 10-K filed on March 10,
             2000.

 Exhibit                        Description of Exhibit
 -------                        ----------------------
 *12.1    -- Computation of Ratio of Earnings to Fixed Charges

 *21.1    -- Subsidiaries of Jostens

  23.1    -- Consent of Independent Auditors--Ernst & Young LLP

 +23.2    -- Consent of William J. George, Esq. (included in Exhibit 5.1)

  24.1    -- Powers of Attorney (included on signature page)

 *25.1    -- Statement of Eligibility of Trustee under Trust Indenture Act of
             1939 on Form T-1

 +99.1    -- Form of Letter of Transmittal

 +99.2    -- Form of Notice of Guaranteed Delivery

 *(b)        Schedule II--Valuation and Qualifying Accounts

  (c)        Not applicable.

--------

 * Filed herewith.

 + Replaces previously filed exhibit.